SUBJECT TO COMPLETION, DATED OCTOBER   , 2017

PRELIMINARY PROSPECTUS



42,500,000 Common Units
Representing Limited Partner Interests

This is the initial public offering of common units representing limited partner interests of BP Midstream Partners LP. We were recently formed by BP Pipelines (North America) Inc., or BP Pipelines, an affiliate of BP p.l.c., and no public market currently exists for our common units. We are offering 42,500,000 common units in this offering. We expect that the initial public offering price will be between $19.00 and $21.00 per common unit. We intend to apply to list our common units on the New York Stock Exchange under the symbol "BPMP." We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act.

We have granted the underwriters a 30-day option to purchase up to an additional 6,375,000 common units on the same terms and conditions as set forth above if the underwriters sell more than 42,500,000 common units in this offering.

Investing in our common units involves a high degree of risk. See "Risk Factors" beginning on page 33. These risks include the following:

- We may not have sufficient cash available for distribution following the establishment of cash reserves and payment of fees and expenses, including fees and cost reimbursements to our general partner and its affiliates, to enable us to pay minimum quarterly distributions to our unitholders.
- We are dependent on BP for a substantial majority of the crude oil, natural gas, refined products and diluent that we transport. Reliance upon BP may adversely affect our revenue.
- Our general partner and its affiliates, including BP, may have conflicts of interest with us and have limited duties to us and our unitholders, and they may favor their own interests to the detriment of us and our unitholders. Additionally, we have no control over the business decisions and operations of BP, and it is under no obligation to adopt a business strategy that favors us.
- Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.
- Even if holders of our common units are dissatisfied, they cannot remove our general partner without its consent or without cause; in addition, for so long as BP affiliates own more than one third of our partnership interests, the general partner cannot be removed without BP's consent.
- There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. Following this offering, the price of our common units may fluctuate significantly, and you could lose all or part of your investment.
- Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for U.S. federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our cash available for distribution would be substantially reduced.
- Our unitholders' share of our income will be taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

In order to comply with applicable Federal Energy Regulatory Commission (the "FERC") rate-making policies, we require an owner of our common units to be an Eligible Holder. Eligible Holders are individuals or entities whose U.S. federal income tax status (or lack of proof thereof) does not, in the determination of our general partner, create a substantial risk of an adverse effect on the rates that can be charged to customers with respect to assets that are subject to regulation by the FERC or a similar regulatory body. If you are not an Eligible Holder, you will not be entitled to receive distributions or allocations of income or loss on your common units and your common units will be subject to redemption.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Price to the public	$	$
Underwriting discount and commissions [1]	$	$
Proceeds to us (before expenses)	$	$

(1) Excludes an aggregate structuring fee payable to Citigroup Global Markets Inc. that is equal to 0.25% of the gross proceeds of this offering, or $.

The underwriters expect to deliver the common units on or about   , 2017, through the book-entry facilities of The Depository Trust Company.

Book-Running Managers

Citigroup   Goldman Sachs & Co. LLC   Morgan Stanley

Barclays   **Credit Suisse**   **J.P. Morgan**   **UBS Investment Bank**

Co-Managers

BofA Merrill Lynch   **Deutsche Bank Securities**   **Mizuho Securities**   **MUFG**
BNP PARIBAS   **Credit Agricole CIB**   **SOCIETE GENERALE**

   , 2017

SUMMARY

This summary provides a brief overview of selected information contained elsewhere in this prospectus. You should carefully read the entire prospectus, including "Risk Factors," the historical audited and unaudited financial statements and accompanying notes and the unaudited pro forma financial statements and accompanying notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes (i) an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover of this prospectus) and (ii) that the underwriters do not exercise their option to purchase additional common units.

BP Midstream Partners LP

Overview

We are a fee-based, growth-oriented master limited partnership recently formed by BP Pipelines, an indirect wholly owned subsidiary of BP, to own, operate, develop and acquire pipelines and other midstream assets. Our initial assets consist of interests in entities that own crude oil, natural gas, refined products and diluent pipelines serving as key infrastructure for BP and other customers to transport onshore crude oil production to BP's Whiting Refinery and offshore crude oil and natural gas production to key refining markets and trading and distribution hubs. Certain of our assets deliver refined products and diluent from the Whiting Refinery and other U.S. supply hubs to major demand centers.

We own one onshore crude oil pipeline system, one onshore refined products pipeline system, one onshore diluent pipeline system, interests in four offshore crude oil pipeline systems and an interest in one offshore natural gas pipeline system. Our onshore crude oil pipeline, BP2, indirectly links Canadian crude oil production with BP's Whiting Refinery, the largest refinery in the Midwest, at which BP recently completed a significant modernization project. Our River Rouge refined products pipeline system connects the Whiting Refinery to the Detroit refined products market. Our Diamondback diluent pipeline indirectly connects the Whiting Refinery and other diluent supply sources to a third-party pipeline for ultimate delivery to the Canadian oil sands production areas. The offshore crude oil pipeline systems, which include Mars and, through our ownership in Mardi Gras, Caesar, Proteus and Endymion, link major offshore production areas in the Gulf of Mexico with the Gulf Coast refining and distribution hubs. The offshore natural gas pipeline system, Cleopatra (also owned through our ownership interest in Mardi Gras), links offshore production areas in the Gulf of Mexico to an offshore pipeline for ultimate delivery to shore.

We have historically generated substantially all of our revenue under long-term agreements or FERC-regulated generally applicable tariffs by charging fees for the transportation of products through our pipelines. At the closing of this offering, substantially all of our aggregate revenue on BP2, Diamondback and River Rouge will be supported by commercial agreements with BP Products. BP Products will enter into minimum volume commitment agreements with respect to BP2, River Rouge and Diamondback at closing that will have terms running through December 31, 2020. We also have an existing minimum volume commitment agreement on Diamondback, with a term running through June 30, 2020. We believe these agreements will promote stable and predictable cash flows, and estimate that for the year ending December 31, 2018, 95% of projected revenues, including the pro rata portion of our interest in the revenues of Mars and the Mardi Gras Joint Ventures, will be generated under fee-based contracts. BP Pipelines has also granted us a seven-year right of first offer, which we refer to as our ROFO, with respect to its retained ownership interest in Mardi Gras and all of its interests in midstream pipeline systems and assets related thereto in the contiguous United States and offshore Gulf of Mexico that are owned by BP Pipelines at the closing of this offering. We refer to these assets collectively as the "Subject Assets". Please read "—Our Commercial Agreements with BP" below for a description of these agreements.

Our Relationship with BP

BP is one of the world's largest integrated energy businesses in terms of market capitalization and operating cash flow. BP is a leading producer and transporter of onshore and offshore hydrocarbons as well as a major refiner in the United States. BP is one of the largest crude oil and natural gas producers in the Gulf of Mexico and is currently developing deepwater prospects and associated infrastructure. In addition to its offshore production, BP has significant onshore exploration and production interests and produces crude oil and natural gas throughout North America. BP's downstream portfolio includes interests in refineries throughout the United States with a combined refining capacity of approximately 746,000 barrels per day.

BP's portfolio of midstream assets consists of key infrastructure required to transport and/or store crude oil, natural gas, refined products and diluent for BP and third parties. BP Pipelines' ownership interests in midstream assets in the U.S. include approximately 4,610 miles of crude oil, refined products, diluent and natural gas pipeline systems that transported approximately 2,070 kboe per day to refineries, refined products terminals, connecting pipelines and natural gas processing plants in 2016. In addition, BP has substantial midstream assets across the globe that may be candidates for contribution to us in the future depending on strategic fit and tax and regulatory characteristics.

BP Pipelines is BP's principal midstream subsidiary in the United States. Following this offering, BP Pipelines will indirectly own our general partner, a majority of our limited partner interests and all of our incentive distribution rights. As a result, we believe BP is motivated to promote and support the successful execution of our business strategies, including using our partnership as a growth vehicle for its midstream assets. BP has an expansive portfolio of midstream infrastructure assets, including additional interests in the assets being contributed to us, which could contribute to our future growth if acquired by us. We may also pursue growth projects and acquisitions jointly with BP, including BP Pipelines.

In addition, BP may also contract with our pipelines for transportation services for any production relating to future onshore developments and deepwater prospects that it develops. Although BP has granted us a right of first offer on the Subject Assets, BP is not under any obligation, however, to sell us the Subject Assets or to offer to sell us any other assets, to pursue acquisitions jointly with us or contract with us for transportation services, and we are under no obligation to buy any additional assets from them, to pursue any joint acquisitions with them or offer them additional transportation services.

2017 and the year ended December 13, 2016, BP's volumes represented approximately 57% of the aggregate total volumes transported on the Contributed Assets, Mars and the Mardi Gras Joint Ventures. BP p.l.c. is well capitalized with an investment grade credit rating and will indirectly own our general partner, a majority of our limited partner interests and all of our incentive distribution rights. In addition, BP owns a substantial number of additional midstream assets, including an 80.0% interest in Mardi Gras. We believe that our relationship with BP will provide us with significant growth opportunities as well as a stable base of cash flows.

- *Strategically Located and Highly Integrated Assets.* Our initial assets are primarily located in the Midwestern United States and in the Gulf of Mexico and are strategic to BP's North American operations.

  - *Onshore assets.* Our Midwestern assets play a critical role in maintaining a supply of Canadian heavy crude oil to, and moving refined products and diluent from, the Whiting Refinery. BP's Whiting Refinery is the largest refinery in the Midwest and is well positioned to access Canadian heavy crude oil. In 2013, BP finished a multi-billion dollar, multi-year modernization project at the Whiting Refinery that was one of the largest downstream initiatives in the history of BP. This project provided the Whiting Refinery with the flexibility to shift from processing primarily higher-cost sweet crude to discounted heavy crude oil, largely from Canada. BP is making further investments to increase the Whiting Refinery's heavy crude capacity from 325 kbpd towards 350 kbpd by 2020. In order to position the Whiting Refinery to access additional Canadian crude supply, BP made a capital investment in BP2 to expand its capacity from approximately 240 kbpd to 475 kbpd. Our BP2 pipeline is strategically advantaged as the Whiting Refinery's primary source of Canadian crude oil, although BP also has access to an alternative crude oil pipeline that delivers crude oil to the Whiting Refinery.

  - *Offshore Assets*. Our Gulf of Mexico assets link BP and third-party producers' offshore crude oil and natural gas production to the Gulf Coast refining and processing markets, and are located in areas of the Gulf of Mexico that are experiencing production growth and are expected to provide additional transportation volumes. Our assets will become an increasingly important link to onshore markets following Shell's recently sanctioned multi-billion dollar investment in the Appomattox platform and BP's recently sanctioned $9 billion investment in the Mad Dog 2 platform ("Mad Dog 2"). Due to the difficulty of obtaining construction permits, the capital intensive nature of offshore midstream assets and the remaining capacity in existing offshore pipelines, we believe offshore assets such as ours are well-positioned to capture new volumes from the Gulf of Mexico.

- *Stable and Predictable Cash Flows*. Our assets primarily consist of interests in common carrier pipeline systems that generate stable revenue under FERC-regulated tariffs and long-term fee-based transportation agreements. At the closing of this offering, substantially all of our aggregate revenue on BP2, River Rouge and Diamondback will be supported by long-term commercial agreements with BP Products that include minimum volume commitments. We believe these agreements will promote our cash flow stability and predictability. BP Products' minimum volume commitments under these agreements are expected to support approximately 52% of our projected revenues for the twelve months ending December 31, 2018, including the pro rata portion of our interest in the revenues of Mars and the Mardi Gras Joint Ventures. We also believe that our strong position as the outlet for major offshore production with growing production activity as well as our strategic importance to the Whiting Refinery will provide us with sustainable and growing cash flows.

- *Financial Flexibility*. At the closing of this offering, we will enter into a revolving credit facility with an affiliate of BP with $600.0 million in available capacity, under which we expect approximately $15.0 million will be drawn at or shortly after the closing of this offering for working capital purposes. We believe that we will have the financial flexibility to execute our growth strategy through borrowing capacity under our revolving credit facility and access to capital markets.

- *Experienced Management Team*.   Our management team has substantial experience in the management and operation of pipelines and other midstream assets. Our management team also has expertise in executing optimization strategies in the midstream sector. Our management team consists of members of BP Pipelines' and BP's senior management, who average over 30 years of experience in the energy industry.

Our Commercial Agreements with BP

Minimum Volume Commitment Agreements

Our onshore assets provide vital movements to and from, and are integral to the operation of, BP's Whiting Refinery. At the closing of this offering, we will have commercial agreements with BP Products for our onshore pipelines that will include minimum volume commitments and that initially will support substantially all of our aggregate revenue on BP2, River Rouge and Diamondback. Under these fee-based agreements, we will provide transportation services to BP Products, and BP Products will commit to pay us for minimum volumes of crude oil, refined products and diluent, regardless of whether such volumes are physically shipped by BP Products through our pipelines during the term of the agreement.

Pipeline	Period	Minimum Throughput Commitment (kbpd)	Transportation Fee
BP2	Q4 2017 – 2018	303	Posted Tariff
BP2	2019	310	Posted Tariff
BP2	2020	320	Posted Tariff
River Rouge	Q4 2017 – 2020	60	Posted Tariff
Diamondback	Q3 2017 – Q2 2020	23	Posted Tariff
Diamondback	Q4 2017 – 2020	20	Posted Tariff

Right of First Offer

Upon the closing of this offering, we will enter into an omnibus agreement with BP Pipelines under which BP Pipelines will grant us a right of first offer, for a period ending on the earlier of (i) seven years after the closing of this offering or (ii) the date on which BP Pipelines or its affiliates cease to control our general partner, to acquire BP Pipelines' retained ownership interest in Mardi Gras and all of BP Pipelines' interests in midstream pipeline systems and assets related thereto in the contiguous United States and offshore Gulf of Mexico that are owned by BP Pipelines at the closing of this offering. In addition to BP Pipelines' retained ownership interest in Mardi Gras, the assets subject to our ROFO include five crude oil and natural gas liquid pipeline systems with an aggregate gross length of approximately 1,820 miles and an aggregate gross capacity of approximately 1,920 kbpd and nine refined products pipeline systems with an aggregate gross length of approximately 1,940 miles and an aggregate gross capacity of approximately 620 kbpd, all as of the closing of this offering.

The consideration to be paid by us for the Subject Assets, as well as the consummation and timing of any acquisition by us of those assets, would depend upon, among other things, the timing of BP Pipelines' decision to sell those assets and our ability to successfully negotiate a price and other mutually agreeable purchase terms for those assets. Please read "Risk Factors—Risks Related to Our Business—If we are unable to make acquisitions on economically acceptable terms from BP or third parties, our future growth would be limited, and any acquisitions we may make may reduce, rather than increase, our cash flows and ability to make distributions to unitholders" and "Certain Relationships and Related Party Transactions—Agreements Governing the Formation Transactions—Omnibus Agreement" for more information regarding our ROFO.

Implications of Being an Emerging Growth Company

Because our Predecessor had less than $1.07 billion in revenues during its last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As

Tax Risks to Common Unitholders

- Our tax treatment depends on our status as a partnership for federal income tax purposes and not being subject to a material amount of entity-level taxation. If the Internal Revenue Service ("IRS") were to treat us as a corporation for federal income tax purposes, or if we become subject to entity-level taxation for state tax purposes, our cash available for distribution to unitholders would be substantially reduced.

- The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes or differing interpretations, possibly applied on a retroactive basis.

- Our general partner may elect to convert or restructure the partnership to an entity taxable as a corporation for U.S. federal income tax purposes without unitholder consent.

- If the IRS were to contest the federal income tax positions we take, it may adversely impact the market for our common units, and the costs of any such contest would reduce cash available for distribution to our unitholders.

- Even if unitholders do not receive any cash distributions from us, they will be required to pay taxes on their share of our taxable income.

Formation Transactions

At or prior to the closing of this offering, the following transactions, which we refer to as the formation transactions, will occur:

- BP Holdco, a wholly owned subsidiary of BP Pipelines, will contribute a 100.0% ownership interest in BP2 OpCo to us;

- BP Holdco will contribute a 100.0% ownership interest in River Rouge OpCo to us;

- BP Holdco will contribute a 100.0% ownership interest in Diamondback OpCo to us;

- BP Holdco will contribute a 28.5% ownership interest in Mars to us;

- BP Holdco will contribute a 20.0% ownership interest in Mardi Gras to us. Our 20.0% interest in Mardi Gras will be a managing member interest that provides us with the right to vote BP Pipelines' and its affiliates' retained 80.0% ownership interest in Mardi Gras, allowing us to control voting for 100.0% of Mardi Gras' interest in each of the Mardi Gras Joint Ventures;

- we will issue 9,875,535 common units and 52,375,535 subordinated units, representing an aggregate 59.4% limited partner interest in us, to BP Holdco;

- we will issue all of our incentive distribution rights to our general partner;

- we will issue 42,500,000 common units to the public in this offering, representing a 40.6% limited partner interest in us, and will apply the net proceeds as described in "Use of Proceeds";

- we will enter into a revolving credit facility with an affiliate of BP with $600.0 million in available capacity, under which we expect approximately $15.0 million will be drawn at or shortly after the closing of this offering for working capital purposes; and

- we and our general partner will enter into an omnibus agreement with BP Pipelines pursuant to which we will agree, among other things, (i) to pay our general partner an annual fee for general and administrative services to be provided to us, (ii) to reimburse personnel and other costs related to the direct operation, management and maintenance of the assets and (iii) to the terms upon which BP Products will grant us a ROFO with respect to the Subject Assets.

The number of common units to be issued to BP Holdco includes common units that will be issued at the expiration of the underwriters' option to purchase additional common units, assuming that the underwriters do not exercise the option. Any exercise of the underwriters' option to purchase additional common units would reduce the common units shown as issued to BP Holdco by the number to be purchased by the underwriters in connection with such exercise. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to BP Holdco at the expiration of the option period for no additional consideration. We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units from us to make an additional cash distribution to BP Pipelines.

Organizational Structure After the Formation Transactions

After giving effect to the formation transactions described above, assuming the underwriters' option to purchase additional common units from us is not exercised, our units will be held as follows:

Public common units	40.6%
Interests of BP and affiliates:	
BP Holdco common units	9.4%
BP Holdco subordinated units	50.0%
General partner interest	0.0%*
Total	100.0%

---

*   General partner interest is non-economic.

The following simplified diagram depicts our organizational structure after giving effect to the formation transactions described above.



(1) The remainder of Mardi Gras is held 79% by BP Pipelines and 1% by an affiliate of BP.
(2) The Partnership's interest in Mardi Gras will be a managing member interest that provides us with the right to vote BP Pipelines' and its affiliates' retained ownership interest in the Mardi Gras Joint Ventures. See "Certain Relationships and Related Party Transactions—Contracts with Affiliates."

THE OFFERING

Common units offered to the public . . . . 42,500,000 common units.

48,875,000 common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering . . . . 52,375,535 common units and 52,375,535 subordinated units for a total of 104,751,070 limited partner units.

If and to the extent the underwriters do not exercise their option to purchase additional common units, in whole or in part, we will issue up to an additional 6,375,000 common units to BP Holdco at the expiration of the option for no additional consideration. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to BP Holdco at the expiration of the option period for no additional consideration. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read "—Organizational Structure After the Formation Transactions."

Use of proceeds . . . . We intend to use the estimated net proceeds of approximately $804.8 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and offering expenses, to pay a distribution to BP Holdco, a portion of which is a reimbursement of capital expenditures. If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds will be approximately $926.8 million (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to make an additional distribution to BP Holdco. Please read "Use of Proceeds."

Cash distributions . . . . Within 60 days after the end of each quarter, beginning with the quarter ending December 31, 2017, we expect to make a minimum quarterly distribution of $0.2625 per common unit and subordinated unit ($1.05 per common unit and subordinated unit on an annualized basis) to the extent we have sufficient cash after the establishment of cash reserves and the payment of fees and expenses, including payments to our general partner and its affiliates. For the quarter in which this offering closes, we intend to pay a prorated distribution based on the number of days after the completion of this offering through December 31, 2017.

The board of directors of our general partner will adopt a policy pursuant to which distributions for each quarter will be paid to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail in "Cash Distribution Policy and Restrictions on Distributions."

Our partnership agreement generally provides that we will distribute cash each quarter during the subordination period in the following manner:

- *first*, to the holders of common units, until each common unit has received the minimum quarterly distribution of $0.2625 plus any arrearages from prior quarters;

- *second*, to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $0.2625; and

- *third*, to the holders of common units and subordinated units, pro rata, until each has received a distribution of $0.3019.

If cash distributions to our unitholders exceed $0.3019 per unit on all common and subordinated units in any quarter, our unitholders and our general partner, as the holder of our incentive distribution rights (or IDRs), will receive distributions according to the following percentage allocations:

Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions	
	Unitholders	General Partner (as holder of IDRs)
above $0.3019 up to $0.3281	85.0%	15.0%
above $0.3281 up to $0.3938	75.0%	25.0%
above $0.3938	50.0%	50.0%

We refer to the additional increasing distributions to our general partner as "incentive distributions." Please read "How We Make Distributions To Our Partners—Incentive Distribution Rights."

On a pro forma basis, assuming we had completed this offering and the related formation transactions on January 1, 2016, our cash available for distribution for the twelve months ended June 30, 2017 and the year ended December 31, 2016 would have been approximately $126.0 million and $129.1 million, respectively. As a result, we would have had sufficient cash available for distribution to pay the full minimum quarterly distribution of $0.2625 on all of our common units and subordinated units for the twelve months ended June 30, 2017 and the year ended December 31, 2016. Please read "Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Cash

Available for Distribution for the Twelve Months Ended June 30, 2017 and the Year Ended December 31, 2016."

We believe, based on our financial forecast and related assumptions included in "Cash Distribution Policy and Restrictions on Distributions," that we will have sufficient cash available for distribution to pay the minimum quarterly distribution of $0.2625 on all of our common units and subordinated units for the twelve months ending December 31, 2018. However, we do not have a legal or contractual obligation to pay distributions quarterly or on any other basis or at the minimum quarterly distribution rate or at any other rate, and there is no guarantee that we will pay distributions to our unitholders in any quarter. Please read "Cash Distribution Policy and Restrictions on Distributions."

Subordinated units . . . .   BP Holdco, a wholly owned subsidiary of BP Pipelines, will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, holders of the subordinated units will not be entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units . . . . . .   The subordination period will end on the first business day after we have earned and paid an aggregate amount of at least $1.05 (the minimum quarterly distribution on an annualized basis) multiplied by the total number of outstanding common and subordinated units for each of three consecutive, non-overlapping four-quarter periods ending on or after December 31, 2020 and there are no outstanding arrearages on our common units.

Notwithstanding the foregoing, the subordination period will end on the first business day after we have paid an aggregate amount of at least $1.575 (150.0% of the minimum quarterly distribution on an annualized basis) multiplied by the total number of outstanding common and subordinated units and we have earned that amount plus the related distribution on the incentive distribution rights, for any four-quarter period ending on or after December 31, 2018 and there are no outstanding arrearages on our common units.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units will thereafter no longer be entitled to arrearages.

General partner's right to reset the target distribution levels . . . .   Our general partner, as the initial holder of our incentive distribution rights, will have the right, at any time when there are no subordinated units outstanding and we have made distributions in excess of the highest then-applicable target distribution for the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. Following a reset election, the minimum quarterly distribution will be adjusted to equal the distribution for the quarter immediately preceding the reset, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution as the initial target distribution levels were above the minimum quarterly distribution.

If the target distribution levels are reset, the holders of our incentive distribution rights will be entitled to receive common units. The number of common units to be issued will equal the number of common units that would have entitled the holders of our incentive distribution rights to an aggregate quarterly cash distribution for the quarter prior to the reset election equal to the distribution on the incentive distribution rights for the quarter immediately preceding the reset election. Please read "How We Make Distributions To Our Partners—Incentive Distribution Right Holders' Right to Reset Incentive Distribution Levels."

Issuance of additional units . . . . Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read "Units Eligible for Future Sale" and "Our Partnership Agreement—Issuance of Additional Interests."

Limited voting rights . . . . Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except for cause by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, BP Holdco will own an aggregate of 59.4% of our outstanding units (or 53.3% of our outstanding units, if the underwriters exercise their option to purchase additional common units in full). This will give BP Holdco the ability to prevent the removal of our general partner. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. This will provide BP Holdco the ability to prevent the removal of our general partner. Please read "Our Partnership Agreement—Voting Rights."

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read "Our Partnership Agreement—Limited Call Right."
Eligible Holders and redemption	Only Eligible Holders are entitled to own our units and to receive distributions or be allocated income or loss from us. Eligible Holders are individuals or entities whose U.S. federal income tax status (or lack of proof thereof) does not, in the determination of our general partner, create a substantial risk of an adverse effect on the rates that can be charged to our customers with respect to assets that are subject to regulation by the FERC or a similar regulatory body.
	We have the right (which we may assign to any of our affiliates), but not the obligation, to redeem all of the common units of any holder that is not an Eligible Holder or that has failed to certify or has falsely certified that such holder is an Eligible Holder. The purchase price for such redemption would be equal to the lesser of the holder's purchase price and the then-current market price of the units. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner.
	Please read "Description of the Common Units—Transfer of Common Units" and "Our Partnership Agreement—Non-Taxpaying Holders; Redemption."
Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2020, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20.0% of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.05 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.21 per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read "Material U.S. Federal Income Tax Consequences—Tax Consequences of Common Unit Ownership" for the basis of this estimate.
Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material U.S. Federal Income Tax Consequences."

Summary Historical and Unaudited Pro Forma Financial Data

BP Midstream Partners LP was formed on May 22, 2017. Therefore, no historical financial information of BP Midstream Partners LP is included in the following tables.

The following table shows summary historical combined financial data of the Contributed Assets, our Predecessor, and summary unaudited pro forma condensed combined financial data of BP Midstream Partners LP for the periods ended and as of the dates indicated. The summary historical combined financial data of our Predecessor as of and for the years ended December 31, 2016 and 2015, are derived from audited combined financial statements of our Predecessor, which are included elsewhere in this prospectus and do not include the Contributed Interests, which will be contributed to us at the closing of this offering. The summary historical unaudited condensed combined financial data of our Predecessor as of and for the six months ended June 30, 2017 and 2016 are derived from the unaudited condensed combined financial statements of our Predecessor included elsewhere in this prospectus and do not include the Contributed Interests, which will be contributed to us at the closing of this offering.

Upon completion of this offering, we will own a 100.0% interest in the Contributed Assets, consisting of BP2, River Rouge and Diamondback, and the Contributed Interests, consisting of a 28.5% interest in Mars and a 20.0% interest in Mardi Gras. Mardi Gras owns a 56.0%, 53.0%, 65.0% and 65.0% interest in each of Caesar, Cleopatra, Proteus and Endymion, respectively. Following this offering, we will account for the Contributed Interests as follows:

- *Mars.*   For accounting purposes, we will not control Mars. Accordingly, we will account for our ownership interest in Mars using the equity method of accounting, and the percentage of Mars' net income attributable to our 28.5% ownership interest will be shown as income from equity investment in our consolidated statements of operations going forward.

- *Mardi Gras.*   Through our 20.0% managing member ownership interest in Mardi Gras, we will control Mardi Gras for accounting purposes and will consolidate the results of Mardi Gras. The 80.0% ownership interest in Mardi Gras retained by BP Pipelines and its affiliates will be reflected as a noncontrolling interest in our consolidated financial statements going forward. However, Mardi Gras' only assets are its interests in the Mardi Gras Joint Ventures, and Mardi Gras accounts for its ownership interests in these joint ventures using the equity method of accounting. For additional information regarding the historical results of operations of each of the Mardi Gras Joint Ventures, refer to the audited historical financial statements as of and for the years ended December 31, 2016 and 2015 and unaudited historical financial statements as of and for the six months ended June 30, 2017 and 2016 for each of Caesar, Cleopatra, Proteus and Endymion included elsewhere in this prospectus.

The summary pro forma financial data of BP Midstream Partners LP Predecessor as of and for the six months ended June 30, 2017 and for the year ended December 31, 2016 are derived from the unaudited pro forma condensed combined financial statements of BP Midstream Partners LP included elsewhere in this prospectus. The following table should be read in conjunction with, and is qualified in its entirety by reference to, the audited historical and unaudited pro forma condensed combined financial statements and accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The pro forma adjustments in the unaudited pro forma condensed combined balance sheet have been prepared as if certain formation transactions to be effected at the closing of this offering had taken place as of June 30, 2017. The pro forma adjustments in the unaudited pro forma condensed combined statement of operations have been prepared as if certain formation transactions to be effected at the closing of this offering had taken place on January 1, 2016. These formation transactions include, and the unaudited pro forma condensed combined financial statements give effect to, the following:

- the contribution by BP Holdco to us of a 28.5% ownership interest in Mars;

- the contribution by BP Holdco to us of a 20.0% ownership interest in Mardi Gras;

- our entry into an omnibus agreement with BP Pipelines and certain of its affiliates, including our general partner, pursuant to which, among other things, we will pay an annual fee, initially $13.3 million, to BP Pipelines for general and administrative services, and, in addition, reimburse personnel and other costs related to the direct operation, management and maintenance of the assets; and

- our entry into commercial agreements with BP Products for our onshore pipelines pursuant to which we will provide transportation services to BP Products and BP Products will commit to pay us for minimum volumes of crude oil, refined products and diluent, regardless of whether such volumes are physically shipped by BP Products through our pipelines.

The unaudited pro forma condensed combined financial statements also reflect the following significant assumptions and formation transactions related to this offering:

- the issuance of 42,500,000 common units to the public, our general partner interest and the incentive distribution rights to our general partner and 9,875,535 common units and 52,375,535 subordinated units to BP Holdco;

- the application of the net proceeds of this offering as described in "Use of Proceeds"; and

- our entry into a revolving credit facility with an affiliate of BP with $600.0 million in available capacity, under which we expect approximately $15.0 million will be drawn at or shortly after the closing of this offering for working capital purposes.

The unaudited pro forma condensed combined financial statements do not give effect to an estimated $2.7 million per year in incremental third-party general and administrative expenses as a result of being a publicly traded partnership, including costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations activities, external legal counsel, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation.

The summary unaudited pro forma financial data of Mars and each of the Mardi Gras Joint Ventures are derived from the unaudited pro forma financial statements of BP Midstream Partners LP included elsewhere in this prospectus. The unaudited pro forma statement of operations adjustments for Mars and each of the Mardi Gras Joint Ventures were prepared as if the contribution by BP Holdco to us of the Contributed Interests had taken place on January 1, 2016.

The following table presents the non-GAAP financial measures of Adjusted EBITDA and cash available for distribution. For definitions of Adjusted EBITDA and cash available for distribution and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measures."

	Contributed Assets Historical (Predecessor)				BP Midstream Partners LP Pro Forma	
	Six Months Ended June 30,		Year Ended December 31,		Six Months Ended June 30, 2017	Year Ended December 31, 2016
	2017	2016	2016	2015		
	(unaudited)	(unaudited)			(unaudited)	(unaudited)
			(in thousands of dollars)			
Statement of Operations Data:						
Total revenue	$ 53,528	$ 58,196	$103,003	$106,778	$ 53,528	$116,127
Costs and expenses						
Operating expenses(1)	7,185	6,737	14,141	14,463	9,722	19,956
Maintenance expenses(2)	1,481	945	2,918	3,828	1,481	2,918
(Gain)/Loss from disposition of property, equipment and equity method investments, net	(6)	—	—	—	474	(8,814)
General and administrative	2,405	3,674	8,159	8,129	6,694	13,469
Depreciation	1,332	1,268	2,604	2,502	1,332	2,604
Property and other taxes	154	145	366	364	154	366
Total costs and expenses	12,551	12,769	28,188	29,286	19,857	30,499
Operating income	$ 40,977	$ 45,427	$ 74,815	$ 77,492	$ 33,671	$ 85,628
Income from equity investments—Mars					24,812	41,831
Income from equity investments—Mardi Gras Joint Ventures					26,532	36,500
Other (loss) income	(488)	531	520	(622)	(488)	520
Interest expense	—	—	—	—	300	717
Income tax expense	15,816	17,975	29,465	30,128	—	—
Net income	$ 24,673	$ 27,983	$ 45,870	$ 46,742	$ 84,227	$163,762
Less: Total net income attributable to noncontrolling interest in consolidated subsidiary (Mardi Gras)					(21,226)	(29,200)
Net income attributable to BP Midstream Partners LP					$ 63,001	$134,562
Net income per limited partners' unit (basic and diluted)						
Common units					$ 0.60	$ 1.28
Subordinated units					$ 0.60	$ 1.28
Balance Sheet Data (at period end):						
Property, plant and equipment	$ 70,392	$ 69,720	$ 71,235	$ 69,852	$ 70,392	
Equity method investments—Mars					$ 66,262	
Equity method investments—Mardi Gras Joint Ventures					$429,780	
Total assets	$ 92,111	$ 89,949	$ 87,586	$ 86,047	$603,153	
Statement of Cash Flow Data:						
Net cash provided by (used in):						
Operating activities	$ 20,448	$ 24,816	$ 49,817	$ 48,204		
Investing activities	$ (1,834)	$ (1,631)	$ (3,402)	$ (730)		
Financing activities	$(18,614)	$(23,185)	$(46,415)	$(47,474)		
Other Data:(7)						
Adjusted EBITDA(3)	$ 41,815	$ 47,226	$ 77,939	$ 79,372	$ 67,862	$135,780
Predecessor:						
Capital expenditures:						
Maintenance(4)	1,840	1,631	3,402	730		
Expansion(5)	—	—	—	—		
Total Maintenance Spend(6)	3,321	2,576	6,320	4,558		
Cash available for distribution(3)	$ 39,975	$ 45,595	$ 74,537	$ 78,642	$ 64,372	$129,111

The following table presents a reconciliation of Adjusted EBITDA and cash available for distribution to net income and net cash provided by (used in) operating activities, respectively, the most directly comparable GAAP financial measures, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Contributed Assets Historical (Predecessor)				BP Midstream Partners LP Pro Forma	
	Six Months Ended June 30,		Year Ended December 31,		Six Months Ended June 30,	Year Ended December 31,
	2017	2016	2016	2015	2017	2016
	(in thousands of dollars)					
Reconciliation of Adjusted EBITDA to Net Income:						
Net income	$24,673	$27,983	$45,870	$46,742	$84,227	$163,762
Add:						
Depreciation	1,332	1,268	2,604	2,502	1,332	2,604
(Gain)/Loss from disposition of property, equipment and equity method investments, net	(6)	—	—	—	474	(8,814)
Interest expense					300	717
Income tax expense	15,816	17,975	29,465	30,128		
Cash distribution received from equity investments—Mars					24,795	44,745
Cash distribution received from equity investments—Caesar					2,744	3,343
Cash distribution received from equity investments—Cleopatra					1,219	1,971
Cash distribution received from equity investments—Proteus					2,145	2,835
Cash distribution received from equity investments—Endymion					1,970	2,948
Less:						
Income from equity investments—Mars					24,812	41,831
Income from equity investments—Caesar					10,402	14,110
Income from equity investments—Cleopatra					4,137	5,961
Income from equity investments—Proteus					5,530	7,902
Income from equity investments—Endymion					6,463	8,527
Adjusted EBITDA	$41,815	$47,226	$77,939	$79,372	$67,862	$135,780
Less:						
Maintenance capital expenditures(1)					1,840	3,402
Cash interest expense					300	567
Incremental general and administrative expense of being a publicly traded partnership					1,350	2,700
Cash Available for Distribution attributable to BP Midstream Partners LP					$64,372	$129,111
Reconciliation of Adjusted EBITDA to Net Cash Provided by Operating Activities:						
Net cash provided by operating activities	$20,448	$24,816	$49,817	$48,204		
Add:						
Income tax expense	15,816	17,975	29,465	30,128		
Less:						
Non-cash adjustments	1,131	138	389	2,547		
Change in assets and liabilities	(6,682)	(4,573)	954	(3,587)		
Adjusted EBITDA	$41,815	$47,226	$77,939	$79,372		

(1) Maintenance capital expenditures represent expenditures to maintain our operating capacity or operating income over the long term. Examples of maintenance capital expenditures include expenditures made to purchase new or replacement assets, or extend the useful life of our assets. These expenditures include repairs and replacements of storage tanks, replacements of significant sections of pipelines and improvements to an asset's safety and environmental standards.

RISK FACTORS

Investing in our common units involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our common units. Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. In this event, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose part or all of your investment.

Risks Related to Our Business

We may not have sufficient cash available for distribution following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay minimum quarterly distributions to our unitholders.

The amount of cash available for distribution we must generate to support the payment for four quarters of minimum quarterly distributions on our common and subordinated units, in each case to be outstanding immediately after this offering, is approximately $110.0 million (or an average of approximately $27.5 million per quarter). However, we may not generate sufficient cash flows each quarter to enable us to pay minimum quarterly distributions. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things, our throughput volumes, tariff rates and fees and prevailing economic conditions. In addition, the actual amount of cash flows we generate will also depend on other factors, some of which are beyond our control, including:

- the amount of our operating expenses and general and administrative expenses, including reimbursements to BP Pipelines and its affiliates with respect to those expenses;

- the amount and timing of capital expenditures and acquisitions we make;

- our debt service requirements and other liabilities, and restrictions contained in our debt agreements;

- fluctuations in our working capital needs;

- the amount of cash distributed to us by the entities in which we own a non-controlling interest; and

- the amount of cash reserves established by our general partner.

For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read "Cash Distribution Policy and Restrictions on Distributions."

The assumptions underlying the forecast of cash available for distribution that we include in "Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause our actual cash available for distribution to differ materially from our forecast.

The forecast of cash available for distribution set forth in "Cash Distribution Policy and Restrictions on Distributions" includes our forecast of our results of operations and cash available for distribution for the twelve months ending December 31, 2018. Our ability to pay full minimum quarterly distributions in the forecast period is based on a number of assumptions that may not prove to be correct and that are discussed in "Cash Distribution Policy and Restrictions on Distributions." Our financial forecast has been prepared by management, and we have neither received nor requested an opinion or report on it from our or any other independent auditor. Our actual results may differ materially from those shown in or underlying the forecast of cash available for distribution, and, even if our results are consistent with the forecast, we may not pay cash distributions to our unitholders in the amounts shown or at all.

BP currently plans to increase the heavy crude processing capacity at the Whiting Refinery from 325 kbpd towards 350 kbpd by 2020. This increase is expected to be implemented over the next several years through a combination of turnarounds, optimization and investment projects. Should turnaround scope, project approval or resource availability change, the Whiting Refinery's heavy crude processing capacity expansion could be delayed, which would also delay our currently anticipated increase in throughput volumes on BP2.

In addition, refineries generally schedule significant turnarounds periodically, with additional, less significant turnarounds experienced as needed. The next significant turnaround at the Whiting Refinery is currently scheduled for the second half of 2018. The Whiting Refinery experienced a significant turnaround in 2016. Turnarounds at the Whiting Refinery involve numerous risks and uncertainties. These risks include delays and incurrence of additional and unforeseen costs. The turnarounds allow BP to perform maintenance, upgrades, overhaul and repair of process equipment and materials, during which time a portion of the Whiting Refinery will be under scheduled downtime resulting in a reduced service on our onshore pipelines and as a result, we will generate reduced revenue from the pipelines impacted by such downtime. Further, due to our lack of diversification in assets and geographic location, an adverse development at the Whiting Refinery could have a significantly greater impact on our results of operations and cash available for distribution to our common unitholders than if we maintained more diverse assets and locations.

We are dependent on BP for a substantial majority of the crude oil, natural gas, refined products and diluent that we transport. If BP changes its business strategy, is unable for any reason, including financial or other limitations, to satisfy its obligations under our commercial agreements or significantly reduces the volumes transported through our pipelines, our revenue would decline and our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders would be materially and adversely affected.

We are dependent on BP for a substantial majority of the crude oil, natural gas, refined products and diluent that we transport. For the six months ended June 30, 2017 and the year ended December 31, 2016, BP represented approximately 97% and 95%, respectively, of our Predecessor's revenues. BP is also a material customer of Mars and each of the Mardi Gras Joint Ventures. For both the six months ended June 30, 2017 and the year ended December 13, 2016, BP's volumes represented approximately 57% of the aggregate total volumes transported on the Contributed Assets, Mars and the Mardi Gras Joint Ventures. It is likely that we will continue to derive a significant portion of our revenue from BP. BP may suffer a decrease in production volumes in the areas serviced by us and is not obligated to use our services with respect to volumes of crude oil, refined products or diluent in excess of the minimum volume commitments under its commercial agreements with us. Please read "Business—Our Commercial Agreements with BP Pipelines—Minimum Volume Commitment Agreements" for a detailed description of each of these commercial agreements. The loss of a significant portion of the volumes supplied or shipped by BP would result in a material decline in our revenues and our cash available for distribution. In addition, BP may determine in the future that drilling activity in other areas of operation is strategically more attractive. A shift in our customers' focus away from our areas of operation could result in reduced throughput on our systems and a material decline in our revenues.

Hurricanes and other severe weather conditions, natural disasters or other adverse events or conditions could damage our pipeline systems or disrupt the operations of our customers, which could adversely affect our operations and financial condition.

The operations of Mars, Caesar, Proteus and Endymion, our offshore crude oil pipeline systems, and Cleopatra, our offshore natural gas pipeline, could be impacted by severe weather conditions or natural disasters, including hurricanes, or other adverse events or conditions. Any such event could cause a serious business disruption or serious damage to our pipeline systems, which could affect such systems' ability to transport crude oil and natural gas. On a pro forma basis, assuming we had completed this offering and the related formation transactions on January 1, 2016, for the twelve months ended June 30, 2017 and the year ended December 31, 2016, our offshore pipeline systems, which may be susceptible to hurricane and other severe offshore weather risks, would have represented approximately 47% and 43% of our cash available for distribution, respectively.

On Mars and Endymion, we collect FLA to reduce our exposure to differences in crude oil measurement between origin and destination meters, which can fluctuate. With respect to Mars, this arrangement exposes us to risk of financial loss in some circumstances when the crude oil is received from a third party and there is a difference between our measurement and theirs; it is not always possible for us to completely mitigate the measurement differential. If the measurement differential exceeds the loss allowance, the pipeline must make the customer whole for the difference in measured crude oil. Additionally, on our Mars and Endymion pipelines, we take title to any excess product that we transport when product losses are within the allowed levels, and we sell that product several times per year at prevailing market prices. This allowance oil revenue is subject to more volatility than transportation revenue, as it is directly dependent on our measurement capability and prevailing commodity prices at the time of sale.

On BP2, we do not take physical possession of the allowance oil as a result of our services, due to lack of storage associated with this asset. Accordingly, on BP2, we settle allowance oil receivables when the volumes reach certain threshold at prices reflective of the current market conditions. This arrangement results in an embedded derivative feature that allows us to record the allowance oil receivable balance at fair value and recognize gain or loss in our earnings as commodity prices fluctuate. Allowance oil revenue accounted for 5.3% and 6.8% of our Predecessor's total revenue in 2016 and 2015, respectively.

If we lose any of our key personnel, our ability to manage our business and continue our growth could be negatively impacted.

We depend on our senior management team and key technical personnel. If their services are unavailable to us for any reason, we may be required to hire other personnel to manage and operate our company and to develop our products and technology. We cannot assure you that we would be able to locate or employ such qualified personnel on acceptable terms or at all.

Terrorist or cyber-attacks and threats, or escalation of military activity in response to these attacks, could have a material adverse effect on our business, financial condition or results of operations.

Terrorist attacks and threats, cyber-attacks, or escalation of military activity in response to these attacks, may have significant effects on general economic conditions, fluctuations in consumer confidence and spending and market liquidity, each of which could materially and adversely affect our business. A breach or failure of our digital infrastructure due to intentional actions such as cyber-attacks, negligence or other reasons, could seriously disrupt our operations and could result in the loss or misuse of data or sensitive information, injury to people, disruption to our business, harm to the environment or our assets, legal or regulatory breaches and potential legal liability.

Strategic targets, such as energy-related assets and transportation assets, may be at greater risk of future terrorist or cyber-attacks than other targets in the United States. We do not maintain specialized insurance for possible liability or loss resulting from a cyber-attack on our assets that may shut down all or part of our business. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital including our ability to repay or refinance debt. It is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business, financial condition and results of operations.

Crisis management and business continuity—potential disruption to our business and operations could occur if we do not address an incident effectively.

Our business and operating activities could be disrupted if we do not respond, or are perceived not to respond, in an appropriate manner to any major crisis or if we are not able to restore or replace critical operational capacity.

restricts the remedies available to our unitholders for actions that, without such limitations, might constitute breaches of fiduciary duty;

- except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

- disputes may arise under agreements pursuant to which BP Pipelines and its affiliates are our customers;

- our general partner determines the amount and timing of asset purchases and sales, borrowings, issuances of additional partnership securities and the level of cash reserves, each of which can affect the amount of cash that is distributed to our unitholders;

- our general partner determines the amount and timing of any cash expenditure and whether an expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. Please read "How We Make Distributions to Our Partners—Estimated Total Maintenance Spend and Expansion Capital Expenditures" for a discussion on when a capital expenditure constitutes a maintenance capital expenditure or an expansion capital expenditure. This determination can affect the amount of cash from operating surplus that is distributed to our unitholders which, in turn, may affect the ability of the subordinated units to convert. Please read "How We Make Distributions to Our Partners—Subordination Period";

- our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

- our partnership agreement permits us to distribute up to $110.0 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or the incentive distribution rights;

- our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

- our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

- our general partner intends to limit its liability regarding our contractual and other obligations;

- our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units;

- our general partner controls the enforcement of obligations that it and its affiliates owe to us;

- our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

- our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner's incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or the unitholders. This election may result in lower distributions to the common unitholders in certain situations.

In addition, we may compete directly with BP Pipelines and entities in which it has an interest for acquisition opportunities and potentially will compete with these entities for new business or extensions of the existing services provided by us. Please read "—BP Pipelines and other affiliates of our general partner may compete with us" and "Conflicts of Interest and Fiduciary Duties."

The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay any distributions at all.

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute quarterly at least $0.2625 per unit on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. However, the board of directors of our general partner may change such policy at any time at its discretion and could elect not to pay distributions for one or more quarters. Please read "Cash Distribution Policy and Restrictions on Distributions."

In addition, our partnership agreement does not require us to pay any distributions at all. Accordingly, investors are cautioned not to place undue reliance on the permanence of such a policy in making an investment decision. Any modification or revocation of our cash distribution policy could substantially reduce or eliminate the amounts of distributions to our unitholders. The amount of distributions we make, if any, and the decision to make any distribution at all will be determined by the board of directors of our general partner, whose interests may differ from those of our common unitholders. Our general partner has limited duties to our unitholders, which may permit it to favor its own interests or the interests of BP Holdco or BP Pipelines or their affiliates to the detriment of our common unitholders.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements between us and third parties so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner, and our partnership agreement provides that our general partner may limit its liability without breaching our general partner's duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

We expect to distribute a significant portion of our cash available for distribution to our partners, which could limit our ability to grow and make acquisitions.

We plan to distribute most of our cash available for distribution, which may cause our growth to proceed at a slower pace than that of businesses that reinvest their cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may impact the cash that we have available to distribute to our unitholders.

Our general partner will be required to deduct Estimated Total Maintenance Spend from our operating surplus, which may result in less cash available for distribution to unitholders from operating surplus than if actual Total Maintenance Spend (total maintenance expenses and maintenance capital expenditures) were deducted.

We track Total Maintenance Spend on an ongoing basis, which represents the sum of maintenance expenses and maintenance capital expenditures in any given financial reporting period. Collectively these expenditures are made to maintain over the near and long term our operating capacity and operating income. Our partnership agreement requires our general partner to deduct Estimated Total Maintenance Spend, rather than actual Total Maintenance Spend, from operating surplus in determining cash available for distribution from operating surplus.

target distribution levels. As a result, a reset election may cause our common unitholders to experience reduction in the amount of cash distributions that they would have otherwise received had we not issued new common units to the holders of the incentive distribution rights in connection with resetting the target distribution levels. Please read "How We Make Distributions To Our Partners—Incentive Distribution Right Holders' Right to Reset Incentive Distribution Levels."

Unitholders have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

Compared to the holders of common stock in a corporation, unitholders have limited voting rights and, therefore, limited ability to influence management's decisions regarding our business. Unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, is chosen entirely by BP Holdco, as a result of it owning our general partner, and not by our unitholders. Please read "Management—Management of BP Midstream Partners LP" and "Certain Relationships and Related Party Transactions." Unlike publicly traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

If you are a non-eligible holder, your common units may be subject to redemption.

We have adopted certain requirements regarding those investors who may own our common and subordinated units. Eligible holders are limited partners whose, or whose owners', federal income tax status does not have or is not reasonably likely to have a material adverse effect on the rates that can be charged by us on assets that are subject to regulation by FERC or a similar regulatory body, as determined by our general partner with the advice of counsel. Ineligible holders are limited partners (a) who are not an eligible holder or (b) whose nationality, citizenship or other related status would create a substantial risk of cancellation or forfeiture of any property in which we have an interest, as determined by our general partner with the advice of counsel. If you are an ineligible holder, in certain circumstances as set forth in our partnership agreement, your units may be redeemed by us at the then-current market price. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Please read "Our Partnership Agreement—Non-Taxpaying Holders; Redemption."

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the completion of this offering to be able to prevent its removal. Our general partner may not be removed except for cause by a vote of the holders of at least 66 ^{2}/$_3$% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Following the closing of this offering, BP Holdco will own an aggregate of 59.4% of our common and subordinated units (or 53.3% of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full).

In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. This will provide BP Holdco the ability to prevent the removal of our general partner.

Unitholders will experience immediate and substantial dilution of $17.75 per common unit.

The assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) exceeds our pro forma net tangible book value of $2.25 per common unit. Based on the assumed initial public offering price of $20.00 per common unit, unitholders will incur immediate and substantial dilution of $17.75 per common unit. This dilution results primarily because the assets contributed to us by affiliates of our general partner are recorded at their historical cost in accordance with GAAP, and not their fair value. Please read "Dilution."

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of the owner of our general partner to transfer its membership interests in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and executive officers of our general partner with its own designees and thereby exert significant control over the decisions taken by the board of directors and executive officers of our general partner. This effectively permits a "change of control" without the vote or consent of the unitholders.

The incentive distribution rights may be transferred to a third party without unitholder consent.

Our general partner may transfer the incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers the incentive distribution rights to a third party, our general partner would not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time. For example, a transfer of incentive distribution rights by our general partner could reduce the likelihood of BP Pipelines accepting offers made by us relating to assets owned by BP Pipelines, as it would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner, its affiliates or we will have the right, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from causing us to issue additional common units and then exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act. Upon consummation of this offering, and assuming no exercise of the underwriters' option to purchase additional common units, BP Holdco will own an aggregate of 18.9% of our common units and all of our subordinated units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), BP Holdco will own 59.4% of our common units. For additional information about the limited call right, please read "Our Partnership Agreement—Limited Call Right."

We may issue an unlimited number of additional partnership interests, including units ranking senior to the common units, without unitholder approval, which would dilute existing unitholder ownership interests.

Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests at any time without the approval of our unitholders. The issuance of additional common units or other equity interests of equal or senior rank will have the following effects:

- our existing unitholders' proportionate ownership interest in us will decrease;

- the amount of cash available for distribution on each unit may decrease;

- because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

- the ratio of taxable income to distributions may increase;

- the relative voting strength of each previously outstanding unit may be diminished; and

- the market price of the common units may decline.

There are no limitations in our partnership agreement on our ability to issue units ranking senior to the common units.

In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional partnership interests that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of units of senior rank may (i) reduce or eliminate the amount of cash available for distribution to our common unitholders; (ii) diminish the relative voting strength of the total common units outstanding as a class; or (iii) subordinate the claims of the common unitholders to our assets in the event of our liquidation.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by BP Holdco or other large holders.

After this offering, we will have 52,375,535 common units and 52,375,535 subordinated units outstanding, which includes the 42,500,000 common units we are selling in this offering that may be resold in the public market immediately. All of the subordinated units will convert into common units on a one-for-one basis at the end of the subordination period. The 3,500,535 common units (9,875,535 if the underwriters do not exercise their option to purchase additional common units) that are issued to BP Holdco will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters. Each of the lock-up agreements with the underwriters may be waived in the discretion of Citigroup. Sales by BP Holdco or other large holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to BP Holdco. Under our partnership agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any units that they hold. Alternatively, we may be required to undertake a future public or private offering of common units and use the net proceeds from such offering to redeem an equal number of common units held by BP Holdco. Please read "Units Eligible for Future Sale."

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders' voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our partnership agreement will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our unitholders, which would limit our unitholders' ability to choose the judicial forum for disputes with us or our general partner's directors, officers or other employees. Our partnership agreement also provides that any unitholder bringing an unsuccessful action will be obligated to reimburse us for any costs we have incurred in connection with such unsuccessful action.

Our partnership agreement will provide that, with certain limited exceptions, the Court of Chancery of the State of Delaware will be the exclusive forum for any claims, suits, actions or proceedings (1) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us), (2) brought in a derivative manner on our behalf, (3) asserting a claim of breach of a duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners, (4) asserting a claim arising pursuant to any provision of the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act") or (5) asserting a claim against us governed by the internal affairs doctrine. In addition, if any unitholder brings any of the aforementioned claims, suits, actions or proceedings and such person does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then such person shall be obligated to reimburse us and our affiliates for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys' fees and other litigation expenses, that the parties may incur in connection with such claim, suit, action or proceeding. Our partnership agreement also provides that each limited partner waives the right to trial by jury in any such claim, suit, action or proceeding. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations, provisions and potential reimbursement obligations regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other court) in connection with any such claims, suits, actions or proceedings. These provisions may have the effect of discouraging lawsuits against us and our general partner's directors and officers. For additional information about the exclusive forum provision of our partnership agreement, please read "The Partnership Agreement—Applicable Law; Forum, Venue and Jurisdiction."

There is no existing market for our common units and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only 42,500,000 publicly traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for our common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

- our quarterly distributions;

- our quarterly or annual earnings or those of other companies in our industry;

- announcements by us or our competitors of significant contracts or acquisitions;

- changes in accounting standards, policies, guidance, interpretations or principles;

58

If the IRS were to contest the federal income tax positions we take, it may adversely impact the market for our common units, and the costs of any such contest would reduce cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for U.S. federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel's conclusions or the positions we take. A court may not agree with some or all of our counsel's conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. Moreover, the costs of any contest between us and the IRS will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders.

If the IRS makes audit adjustments to our income tax returns for tax years beginning after December 31, 2017, it (and some states) may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from us, in which case <u>we may require our unitholders and former unitholders to reimburse us for such taxes (including any applicable penalties or interest) or, if we are required to bear such payment</u> our cash available for distribution to our unitholders might be substantially reduced.

Pursuant to the Bipartisan Budget Act of 2015, for tax years beginning after December 31, 2017, if the IRS makes audit adjustments to our income tax returns, it (and some states) may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from us. To the extent possible under the new rules, our general partner may elect to either pay the taxes (including any applicable penalties and interest) directly to the IRS or, if we are eligible, issue a revised Schedule K-1 to each unitholder with respect to an audited and adjusted return. Although our general partner may elect to have our unitholders and former unitholders take such audit adjustment into account and pay any resulting taxes (including applicable penalties or interest) in accordance with their interests in us during the tax year under audit, there can be no assurance that such election will be practical, permissible or effective in all circumstances. As a result, our current unitholders may bear some or all of the tax liability resulting from such audit adjustment, even if such unitholders did not own common units in us during the tax year under audit. If, as a result of any such audit adjustment, we are required to make payments of taxes, penalties and interest, <u>we may require our unitholders and former unitholders to reimburse us for such taxes (including any applicable penalties or interest) or, if we are required to bear such payment</u> our cash available for distribution to our unitholders might be substantially reduced. These rules are not applicable for tax years beginning on or prior to December 31, 2017.

Please read "Material U.S. Federal Income Tax Consequences—Administrative Matters—Information Returns and Audit Procedures" for a further discussion.

Even if unitholders do not receive any cash distributions from us, they will be required to pay taxes on their share of our taxable income.

Unitholders will be required to pay U.S. federal income taxes and, in some cases, state and local income taxes, on their share of our taxable income, whether or not they receive cash distributions from us. Unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax due from them with respect to that income.

Tax gain or loss on disposition of our common units could be more or less than expected.

If a unitholder sells common units, the unitholder will recognize a gain or loss equal to the difference between the amount realized and that unitholder's tax basis in those common units. Because distributions in excess of a unitholder's allocable share of our net taxable income decrease its tax basis in such unitholder's

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $804.8 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and offering expenses, to pay a distribution to BP Holdco, a portion of which is a reimbursement of capital expenditures. If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds will be approximately $122.0 million (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to make an additional distribution to BP Holdco.

An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting underwriting discounts and offering expenses, to increase or decrease by approximately $40.7 million. In addition, we may also increase or decrease the number of common units we are offering. An increase of 1.0 million common units offered by us, together with a $1.00 increase in the assumed public offering price to $21.00 per common unit, would increase net proceeds to us from this offering by approximately $60.7 million. Similarly, a decrease of 1.0 million common units offered by us, together with a $1.00 decrease in the assumed initial offering price to $19.00 per common unit, would decrease the net proceeds to us from this offering by approximately $58.8 million.

CAPITALIZATION

The following table shows:

- the historical cash and cash equivalents and capitalization of our Predecessor as of June 30, 2017; and

- our pro forma cash and cash equivalents and capitalization as of June 30, 2017, reflecting:

  - the contribution by BP Holdco of a 28.5% and 20.0% ownership interest in Mars and Mardi Gras, respectively; and

  - this offering and the application of the net proceeds of this offering as described under "Use of Proceeds."

This table is derived from, and should be read together with, the unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Prospectus Summary—Formation Transactions," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the unaudited historical interim financial statements and unaudited pro forma financial statements included in this prospectus.

	As of June 30, 2017	
	Predecessor Historical	Pro Forma(1)(2)
	(in thousands)	
Cash and cash equivalents	$ —	$ 15,000
Short-term debt:		
Revolving credit facility(3)	$ —	$ 15,000
Net parent investment/partners' capital		
Net parent investment	80,105	—
Held by public:		
Common units	—	804,808
Held by BP Holdco:		
Common units	—	(90,344)
Subordinated units	—	(479,148)
Total net parent investment/BP Midstream Partners LP partners' capital	80,105	235,316
Noncontrolling interest in consolidated subsidiary(4)	—	343,824
Total net parent investment/partners' capital	$80,105	$ 579,140

(1) Assumes the mid-point of the price range set forth on the cover of this prospectus.

(2) The total distribution to BP Pipelines of $804.8 million, including the reimbursement for capital expenditures, was allocated to all units held by BP Holdco.

(3) We will enter into a $600.0 million revolving credit facility at the closing of this offering, under which we expect approximately $15.0 million will be drawn at or shortly after the closing of this offering for working capital purposes.

(4) Represents the 80.0% ownership interest in Mardi Gras retained by BP Pipelines and its affiliates following this offering.

DILUTION

Dilution is the amount by which the offering price per common unit in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of June 30, 2017, after giving effect to the offering of common units and the related formation transactions, our net tangible book value was approximately $235.3 million, or $2.25 per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit(1)		$20.00
Pro forma net tangible book value per unit before the offering(2)	$2.08	
Increase in net tangible book value per unit attributable to purchasers in the offering	0.17	
Less: Pro forma net tangible book value per unit after the offering(3)		2.25
Immediate dilution in net tangible book value per common unit to purchasers in the offering(4)(5)		$17.75

(1) The mid-point of the price range set forth on the cover of this prospectus.
(2) Determined by dividing the number of units (9,875,535 common units and 52,375,535 subordinated units) to be issued to the general partner and its affiliates for their contribution of assets and liabilities to us into the pro forma net tangible book value of the contributed assets and liabilities.
(3) Determined by dividing the number of units to be outstanding after this offering (52,375,535 common units and 52,375,535 subordinated units) and the application of the related net proceeds into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering.
(4) If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $18.75 and $16.75, respectively.
(5) Assumes the underwriters' option to purchase additional common units from us is not exercised. If the underwriters' option to purchase additional common units from us is exercised in full, the immediate dilution in net tangible book value per common unit to purchasers in this offering will remain $17.75.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by the general partner and its affiliates in respect of their units and by the purchasers of common units in this offering upon consummation of the formation transactions contemplated by this prospectus.

	Units Acquired		Total Consideration	
	Number	%	Amount	%
			($ in millions)	
General partner and its affiliates(1)(2)(3)	62,251,070	59.4%	$(569.5)	— %
Purchasers in this offering(2)	42,500,000	40.6%	850.0	100%
Total	104,751,070	100%	$ 280.5	100%

(1) Upon the consummation of the formation transactions contemplated by this prospectus, our general partner and its affiliates will own 9,875,535 common units and 52,375,535 subordinated units.
(2) Assumes the underwriters' option to purchase additional common units from us is not exercised.

(3) The assets contributed by the general partner and its affiliates were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of June 30, 2017, after giving effect to the application of the net proceeds of the offering, is as follows:

	(in thousands)
Book value of net assets contributed	$ 235,316
Less: Distribution to BP Holdco from net proceeds of this offering	(804,808)
Net consideration	$(569,492)

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

The following discussion of our cash distribution policy should be read in conjunction with the specific assumptions included in this section. In addition, please read "Risk Factors" and "Forward-Looking Statements" for information regarding certain risks inherent in our business and regarding statements that do not relate strictly to historical or current facts.

For additional information regarding our historical and pro forma results of operations, please refer to our historical financial statements and the accompanying notes and our unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus.

General

Our Cash Distribution Policy

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute at least the minimum quarterly distribution of $0.2625 per unit ($1.05 per unit on an annualized basis) on all of our units to the extent we have sufficient cash after the establishment of cash reserves (including Estimated Total Maintenance Spend) and the payment of our expenses, including payments to our general partner and its affiliates. We expect that if we are successful in executing our business strategy, we will grow our business in a steady and sustainable manner and distribute to our unitholders a portion of any increase in our cash available for distribution resulting from such growth. We expect our general partner may cause us to establish reserves for specific purposes, such as major capital expenditures or debt service payments, or may choose to generally reserve cash in the form of excess distribution coverage from time to time for the purpose of maintaining stability or growth in our quarterly distributions. In addition, our general partner may cause us to borrow amounts to fund distributions in quarters when we generate less cash than is necessary to sustain or grow our cash distributions per unit. Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing rather than retaining our cash available for distribution.

The board of directors of our general partner may change our distribution policy at any time and from time to time. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will make cash distributions to our unitholders. We do not have a legal or contractual obligation to pay distributions quarterly or on any other basis or at our minimum quarterly distribution rate or at any other rate. Our cash distribution policy is subject to certain restrictions and may be changed at any time. The reasons for such uncertainties in our stated cash distribution policy include the following factors:

- Our cash distribution policy will be subject to restrictions on distributions under our $600.0 million revolving credit facility, which contains financial tests and covenants that we must satisfy. These financial tests and covenants are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility." Should we be unable to satisfy these restrictions or if we are otherwise in default under our credit facility, we will be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

- Our general partner will have the authority to cause us to establish cash reserves for the prudent conduct of our business, including for future cash distributions to our unitholders, and the establishment of or increase in those cash reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Our partnership agreement and our cash distribution policy do not set a limit on the amount of cash reserves that our general partner may cause us to establish.

in Mardi Gras, we will have voting power sufficient such that any cash reserves by Endymion that reduce the amount of cash distributed will require our approval. Endymion is required by the terms of its limited liability company agreement to make quarterly cash distributions to its members of its "available cash," which is defined to include the unrestricted cash and cash equivalents of Endymion, *less* reasonable cash reserves as the board of managers of Endymion determines is proper or in the best interests of Endymion. Cash reserves include those reserves necessary for working capital and obligations or other contingencies of Endymion. Determinations shall be made by two or more non-affiliated members holding at least 60% of the ownership interests. Please read "Business—Our Assets and Operations."

- Upon the closing of this offering, Mardi Gras will own a 53.0% interest in Cleopatra and certain affiliates of Shell, BHP, Chevron and Enbridge will own the remaining 47.0%. Through our 20.0% managing member interest in Mardi Gras, we will have voting power sufficient such that any cash reserves by Cleopatra that reduce the amount of cash distributed will require our approval. Cleopatra is required by the terms of its limited liability company agreement to make quarterly cash distributions to its members of its "available cash," which is defined to include the unrestricted cash and cash equivalents of Cleopatra, *less* reasonable cash reserves as the board of managers of Cleopatra determines is proper or in the best interests of Cleopatra. Cash reserves include those reserves necessary for working capital and obligations or other contingencies of Cleopatra. Determinations with respect to cash reserves shall be made by two or more non-affiliated members holding at least 61.0% of the ownership interests. Please read "Business— Our Assets and Operations."

- If we make distributions out of capital surplus, as opposed to operating surplus, any such distributions would constitute a return of capital and would result in a reduction in the minimum quarterly distribution and the target distribution levels. Please read "How We Make Distributions to Our Partners—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels." We do not anticipate that we will make any distributions from capital surplus.

- Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state limited liability company laws and other laws and regulations.

Our Ability to Grow may be Dependent on Our Ability to Access External Expansion Capital

We expect to generally distribute a significant percentage of our cash from operations to our unitholders on a quarterly basis, after the establishment of cash reserves and payment of our expenses and administrative fees. Therefore, our growth may not be as fast as businesses that reinvest most or all of their cash to expand ongoing operations. We expect that we will rely primarily upon external financing sources, including revolving credit facility borrowings and issuances of debt and equity interests, to fund our expansion capital expenditures, including acquisitions. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

Our Minimum Quarterly Distribution

Upon completion of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.2625 per unit for each whole quarter, or $1.05 per unit on an annualized basis. The payment of the full minimum quarterly distribution on all of the common units and subordinated units to be outstanding after completion of this offering would require us to have cash available for distribution of approximately $27.5 million per quarter, or $110.0 million per year. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy." The table below sets forth the amount of common units and subordinated units that will be outstanding immediately after this offering, assuming the underwriters do not exercise their option to purchase additional common units, and the cash available for distribution needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four quarter period:

| | Number of Units | Distributions | |
		One Quarter	Annualized
Publicly held common units(1)	42,503,750	$11,157,234	$ 44,628,936
Common units held by BP Holdco	9,875,535	2,592,328	10,369,312
Subordinated units held by BP Holdco	52,375,535	13,748,578	54,994,312
Total	104,754,820	$27,498,140	$109,992,560

(1) Includes 3,750 common units that will be issued to our independent director under the long-term incentive plan that our general partner will adopt in connection with the offering. We expect to issue a similar equity-based award to each of the two additional independent directors that we expect to appoint following the closing of this offering.

If the underwriters do not exercise their option to purchase additional common units, we will issue common units to BP Holdco, a wholly owned subsidiary of our sponsor, at the expiration of the option period. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the underwriters and the remainder, if any, will be issued to BP Holdco. Any such units issued to BP Holdco will be issued for no additional consideration. Accordingly, the exercise of the underwriters' option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read "Underwriting."

Our general partner will initially hold the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50.0%, of the cash we distribute in excess of $0.3938 per unit per quarter.

We expect to pay our distributions on or about the last day of each of February, May, August and November to holders of record on or about the 15th day of each such month. We will adjust the quarterly distribution for the period after the closing of this offering through December 31, 2017, based on the actual length of the period.

Subordinated Units

BP Holdco will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. When the subordination period ends, all of the subordinated units will convert into an equal number of common units.

To the extent we do not pay the minimum quarterly distribution from operating surplus on our common units, our common unitholders will not be entitled to receive such payments in the future except during the subordination period. To the extent we have cash available for distribution from operating surplus in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units, we will use this excess cash to pay any distribution arrearages on common units related to prior quarters before any cash distribution is made to holders of subordinated units. Please read "How We Make Distributions to Our Partners—Subordination Period."

Unaudited Pro Forma Cash Available for Distribution for the Twelve Months Ended June 30, 2017 and the Year Ended December 31, 2016

On a pro forma basis, assuming we had completed this offering and the related formation transactions on January 1, 2016, our cash available for distribution for the twelve months ended June 30, 2017 and the year ended December 31, 2016 would have been approximately $126.0 million and $129.1 million, respectively. The amount of cash available for distribution we must generate to support the payment of minimum quarterly distributions for four quarters on our common units and subordinated units, in each case to be outstanding immediately after this offering, is approximately $110.0 million (or an average of approximately $27.5 million per quarter). As a result, we would have had sufficient cash available for distribution to pay the full minimum quarterly distributions on all our common and subordinated units for the twelve months ended June 30, 2017 and the year ended December 31, 2016.

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts on the following page do not purport to present our results of operations had the formation transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, cash available for distribution is primarily a cash accounting concept, while our unaudited pro forma financial statements have been prepared on an accrual basis. As a result, you should view the amount of pro forma cash available for distribution only as a general indication of the amount of cash available for distribution that we might have generated had we been formed on January 1, 2016.

The following table illustrates, on a pro forma basis, for the twelve months ended June 30, 2017 and the year ended December 31, 2016, the amount of cash available for distribution that would have been available for distribution on our common and subordinated units, assuming in each case that this offering and the other formation transactions contemplated in this prospectus had been consummated on January 1, 2016.

BP Midstream Partners LP
Unaudited Pro Forma Cash Available for Distribution

	Twelve Months Ended June 30, 2017	Year Ended December 31, 2016
	(in thousands of dollars)	
Statement of Operations Data:		
Pro Forma Revenue	$111,460	$116,127
Pro Forma Costs and Expenses:		
Operating expenses(1)	20,032	19,956
Maintenance expenses(2)	3,455	2,918
Gain from disposition of property, equipment and equity method investments, net(6)	(10,050)	(8,814)
General and administrative(3)	13,506	13,469
Depreciation	2,667	2,604
Property and other taxes	375	366
Total costs and expenses	29,985	30,499
Pro Forma Operating Income	$ 81,475	$ 85,628
Income from equity investments—Mars(4)	43,058	41,831
Income from equity investments—Mardi Gras Joint Ventures(5)	38,693	36,500
Other (loss)/ income	(499)	520
Interest expense	600	717
Income tax expense	—	—
Pro Forma Net Income	$162,127	$163,762
Net income attributable to noncontrolling interest(5)	(30,955)	(29,200)
Pro Forma Net Income Attributable to BP Midstream Partners LP	$131,172	$134,562
Add:		
Net income attributable to noncontrolling interest(5)	30,955	29,200
Gain from disposition of property, equipment and equity method investments, net(6)	(10,050)	(8,814)
Depreciation	2,667	2,604
Interest expense	600	717
Cash distribution received from equity investments—Mars(4)	46,598	44,745
Cash distribution received from equity investments—Mardi Gras Joint Ventures(5)	12,673	11,097
Less:		
Income from equity investments—Mars(4)	43,058	41,831
Income from equity investments—Mardi Gras Joint Ventures(5)	38,693	36,500
Pro Forma Adjusted EBITDA	$132,864	$135,780
Add:		
Total maintenance expenses(7)	6,917	6,106
Maintenance capital expenditures for equity investments—Mars and Mardi Gras Joint Ventures(7)	27	288
Less:		
Cash interest paid by BP Midstream Partners LP(8)	596	567
Total Maintenance Spend(7)	10,555	9,796
Expansion capital expenditures	—	—
Incremental general and administrative expense of being a publicly traded partnership(9)	2,700	2,700
Pro Forma Cash Available for Distribution attributable to BP Midstream Partners LP	$125,957	$129,111
Cash Distributions		
Minimum annual distribution per unit	$ 1.05	$ 1.05
Annual distribution to:		
Public common unitholders(10)	$ 44,629	$ 44,629
BP:		
Common units	10,369	10,369
Subordinated units	54,995	54,995
Total annual distributions at the minimum quarterly distribution rate	$109,993	$109,993
Excess (Shortfall) of Pro Forma Cash Available for Distribution Attributable to BP Midstream Partners LP over Aggregate Minimum Quarterly Distributions	$ 15,964	$ 19,118

(1) Our pro forma operating expenses include insurance premiums associated with Mars and each of the Mardi Gras Joint Ventures.

(2) Represents maintenance expenses for the Contributed Assets only. Our maintenance expenses represent the costs we incur for repairs that do not significantly extend the useful life or increase the expected output of our property, plant and equipment. These expenses include pipeline repairs, replacements of immaterial sections of pipelines, inspections, equipment rentals and costs incurred to maintain compliance with existing safety and environmental standards, irrespective of the magnitude of such compliance expenses. Our maintenance expenses vary significantly from period to period because certain of our expenses are the result of scheduled safety and environmental integrity programs which occur on a multi-year cycle and require substantial outlays.

(3) Reflects estimated expenses associated with amounts to be paid to affiliates of our general partner under the omnibus agreement of $13.3 million but excludes $2.7 million of incremental third-party expenses as a result of being a publicly traded partnership described in footnote (9) below.

(4) Mars is an unconsolidated entity in which we own a 28.5% interest, and our earnings from this unconsolidated affiliate are included on our unaudited pro forma condensed combined statement of operations included elsewhere in this prospectus. Because our earnings from unconsolidated affiliates from Mars are not necessarily reflective of the amount of cash we would expect to receive from this entity, it is included in our pro forma net income but subtracted in connection with our calculation of Adjusted EBITDA. To give effect to the actual cash contribution to us from Mars during the twelve months ended June 30, 2017 and the year ended December 31, 2016, our actual cash distribution received from this entity is included in our Adjusted EBITDA. Please read "—Pro Forma Cash Distributed to Us."

(5) Mardi Gras' is a consolidated entity in which we own a 20.0% managing member interest. Mardi Gras' only assets are its interests in the Mardi Gras Joint Ventures and it accounts for its ownership interests in these joint ventures using the equity method of accounting. The 80.0% ownership interest in Mardi Gras retained by BP Pipelines and its affiliates will be reflected as a noncontrolling interest in our consolidated financial statements going forward. For additional information regarding the historical results of operations of each of the Mardi Gras Joint Ventures, you should refer to the audited historical financial statements as of and for the years ended December 31, 2016 and 2015 and unaudited historical financial statements as of and for the six months ended June 30, 2017 and 2016 for each of Caesar, Cleopatra, Proteus and Endymion included elsewhere in this prospectus.

(6) Represents the sale of (i) a 10.0% interest in Endymion, (ii) a 10.0% interest in Proteus and (iii) a 1.0% interest in Cleopatra to an affiliate of Shell on December 27, 2016. This amount also includes the sale of all of our ownership interest in an additional pipeline asset in the second quarter of 2016.

(7) In arriving at pro forma cash available for distribution, we (i) add back (1) our "total maintenance expenses" and (2) our allocable portion of the maintenance capital expenditures of Mars and each of the Mardi Gras Joint Ventures, and (ii) deduct our "Total Maintenance Spend." Total maintenance expenses consist of (A) the maintenance expenses of the Contributed Assets and (B) our allocable portion of the maintenance expenses of Mars and each of the Mardi Gras Joint Ventures. Total Maintenance Spend is the sum of (a) the maintenance expenses of the Contributed Assets, (b) the maintenance capital expenditures of the Contributed Assets and (c) our allocable portion of the sum of (x) the maintenance expenses of Mars and each of the Mardi Gras Joint Ventures and (y) the maintenance capital expenditures of Mars and each of the Mardi Gras Joint Ventures.

	Twelve Months Ended June 30, 2017			Year Ended December 31, 2016		
	Maintenance Expenses	Maintenance Capital Expenditures	Total Maintenance Spend	Maintenance Expenses	Maintenance Capital Expenditures	Total Maintenance Spend
	($ in millions)					
Contributed Assets	$3.4	$ 3.7	$ 7.1	$2.9	$ 3.4	$6.3
Mars*	1.1	—	1.1	1.1	—	1.1
Caesar*	0.9	—	0.9	0.8	—	0.8
Cleopatra*	0.3	—	0.3	0.3	—	0.3
Proteus*	0.5	—	0.5	0.4	—	0.4
Endymion*	0.7	—	0.7	0.6	0.3	0.9
Total	$6.9	$ 3.7	$10.6	$6.1	$ 3.7	$9.8

* Reflects the allocable portion of the maintenance expenses, maintenance capital expenditures and Total Maintenance Spend, as applicable, attributable to our 28.5% ownership interest in Mars and our 20.0% interest of the 56.0% ownership interest in Caesar, 53.0% interest in Cleopatra, 65.0% interest in Proteus and 65.0% interest in Endymion held by Mardi Gras.

(8) The amounts shown represent the interest expense and a 0.2% utilisation fee for the balance drawn under our credit facility for six months and a 0.1% commitment fee for the undrawn portion of our credit facility to be entered into at the closing of this offering.

(9) Reflects an incremental $2.7 million of third-party expenses as a result of being a publicly traded partnership, including costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation.

(10) Includes 3,750 common units that will be issued to our independent director under the long-term incentive plan that our general partner will adopt prior to the closing of this offering. We expect to issue a similar equity-based award to each of the two additional independent directors that we expect to appoint following the closing of this offering.

Endymion

The following table presents for Endymion a reconciliation of Adjusted EBITDA and cash available for distribution to net income for the twelve months ended June 30, 2017 and the year ended December 31, 2016.

	Twelve Months Ended June 30, 2017	Year Ended December 31, 2016
	(unaudited) (in thousands of dollars)	
Reconciliation of Adjusted EBITDA and Cash Available for Distribution to Net Income		
Net income	$13,093	$11,373
Add:		
Net loss (gain) from pipeline disposal	—	—
Depreciation	8,562	8,349
Accretion expense—asset retirement obligation	499	486
Interest expense, net	—	—
Adjusted EBITDA	$22,154	$20,208
Less:		
Maintenance capital expenditures	—	1,754
Cash interest expense	—	—
Cash Available for Distribution	$22,154	$18,454
Less:		
Distribution in excess of available cash(1)	(1,246)	(1,196)
Cash Distribution by Endymion to its Members—100.0%	**$23,400**	**$19,650**
Cash Distribution by Endymion to Mardi Gras—65.0%(2)	**$16,036**	**$14,738**
Cash Distribution by Endymion to BP Midstream Partners LP—20.0% of Mardi Gras	**$ 3,207**	**$ 2,948**

(1) Amounts represent distribution in excess of available cash earned during the current period. Cash was reserved during prior periods for completed project expenditures that were not yet invoiced or project expenditures that were lower than expected. Distribution for the current period is determined based on performance during the current period and cumulative cash on hand.

(2) Mardi Gras' ownership interest of 65.0% in Endymion was effective on December 28, 2016. The ownership interest was 75.0% between January 1, 2016 and December 27, 2016.

Estimated Cash Available for Distribution for the Twelve Months Ending December 31, 2018

We forecast that our estimated cash available for distribution for the twelve months ending December 31, 2018 will be approximately $126.4 million. This amount would exceed by $16.4 million the amount of cash available for distribution we must generate to support the payment of the minimum quarterly distributions for four quarters on our common units and subordinated units, in each case to be outstanding immediately after this offering, for the twelve months ending December 31, 2018. The number of outstanding units on which we have based our estimate includes 3,750 common units that will be issued to our independent director under the long-term incentive plan that our general partner will adopt prior to the closing of this offering. We expect to issue a similar equity-based award to each of the two additional independent directors that we expect to appoint following the closing of this offering.

We have not historically made public projections as to future operations, earnings or other results. However, management has prepared the forecast of estimated cash available for distribution for the twelve months ending December 31, 2018, and related assumptions set forth below to substantiate our belief that we will have sufficient cash available for distribution to pay the full minimum quarterly distributions on our common and subordinated units and the corresponding distributions on our general partner units for the twelve months ending December 31, 2018. Please read below under "—Significant Forecast Assumptions" for further information as to the assumptions we have made for the financial forecast. This forecast is a forward-looking statement and should be read together with our historical financial statements and accompanying notes included elsewhere in this prospectus, our unaudited pro forma financial statements and accompanying notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." This forecast was not prepared with a view towards complying with the published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, but, in the view of our management, this forecast was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the assumptions on which we base our belief that we can generate sufficient cash available for distribution to pay the full minimum quarterly distributions on our common and subordinated units and the corresponding distributions on our general partner units for the twelve months ending December 31, 2018. **However, this information is not fact and should not be relied upon as being necessarily indicative of our future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.**

The prospective financial information included in this registration statement has been prepared by, and is the responsibility of, our management. Ernst & Young LLP has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP report included in this prospectus relates to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under "Risk Factors." Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate our estimated cash available for distribution.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the forecast or to update this forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this prospective financial information.

BP Midstream Partners LP
Estimated Cash Available for Distribution

	Three Months Ending				Twelve Months Ending
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	December 31, 2018
($ in millions, except per unit data)					
Statement of Operations Data:					
Estimated Revenue	$ 26.8	$ 27.2	$ 27.7	$ 27.1	$108.8
Estimated Costs and Expenses:					
Operating expense(1)	4.6	4.8	4.9	4.3	18.6
Maintenance expense(2)	0.3	0.7	1.6	1.3	3.9
General and administrative(3)	4.0	4.0	4.0	4.0	16.0
Depreciation	0.7	0.7	0.7	0.8	2.9
Property and other taxes(4)	0.1	0.2	0.1	0.2	0.6
Total costs and expenses	9.7	10.4	11.3	10.6	42.0
Estimated Operating Income	$ 17.1	$ 16.8	$ 16.4	$ 16.5	$ 66.8
Income from equity investment—Mars(5)	10.1	7.8	11.0	11.1	40.0
Income from equity investment—Caesar(6)	5.7	4.9	5.2	5.7	21.5
Income from equity investment—Cleopatra(6)	1.7	1.8	1.8	1.6	6.9
Income from equity investment—Proteus(6)	3.1	2.9	2.8	3.0	11.8
Income from equity investment—Endymion(6)	3.1	3.3	3.3	3.3	13.0
Gain (Loss) on investments	—	—	—	—	—
Interest expense(7)	(0.2)	(0.2)	(0.2)	(0.1)	(0.7)
Partnership-level taxes	—	—	—	—	—
Estimated Net Income	$ 40.6	$ 37.3	$ 40.3	$ 41.1	$159.3
Net income attributable to noncontrolling interest(6)	(10.9)	(10.3)	(10.5)	(10.9)	(42.6)
Estimated Net Income attributable to BP Midstream Partners LP	$ 29.7	$ 27.0	$ 29.8	$ 30.2	$116.7

	Three Months Ending				Twelve Months Ending
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	December 31, 2018
Add:					
Net Income Attributable to Noncontrolling Interest ..	$ 10.9	$ 10.3	$ 10.5	$ 10.9	$ 42.6
Partnership-level taxes	—	—	—	—	—
Interest expense(7)	0.2	0.2	0.2	0.1	0.7
Depreciation	0.7	0.7	0.7	0.8	2.9
Estimated cash distribution from equity investment— Mars(5)	11.0	8.4	11.7	11.8	42.9
Estimated cash distribution from equity investment— Caesar(6)	1.3	1.1	1.2	1.3	4.9
Estimated cash distribution from equity investment— Cleopatra(6)	0.5	0.5	0.5	0.5	2.0
Estimated cash distribution from equity investment— Proteus(6)	0.9	0.9	0.8	0.9	3.5
Estimated cash distribution from equity investment— Endymion(6)	0.9	0.9	1.0	1.0	3.8
Loss (Gain) on Investments	—	—	—	—	—
Less:					
Income from equity investment—Mars(5)	10.1	7.8	11.0	11.1	40.0
Income from equity investment—Caesar(6)	5.7	4.9	5.2	5.7	21.5
Income from equity investment—Cleopatra(6)	1.7	1.8	1.8	1.6	6.9
Income from equity investment—Proteus(6)	3.1	2.9	2.8	3.0	11.8
Income from equity investment—Endymion(6)	3.1	3.3	3.3	3.3	13.0
Estimated Adjusted EBITDA	$ 32.4	$ 29.3	$ 32.3	$ 32.8	$126.8
Add:					
Cash on hand and borrowings	—	—	—	—	—
Total maintenance expenses	0.7	1.5	2.2	1.4	5.8
Maintenance capital expenditures for equity investments— Mars and Mardi Gras(8)	0.1	0.2	—	—	0.3
Less:					
Cash interest paid by BP Midstream Partners LP(7)	0.1	0.3	0.2	0.1	0.7
Estimated Total Maintenance Spend(8)	1.4	1.5	1.4	1.5	5.8
Expansion capital expenditures	—	—	—	—	—
Estimated Cash Available for Distribution Attributable to BP Midstream Partners LP	$ 31.7	$ 29.2	$ 32.9	$ 32.6	$126.4
Minimum annual distribution per unit(9)	$0.2625	$0.2625	$0.2625	$0.2625	$ 1.05
Annual distribution to:					
Public common unitholders	$ 11.2	$ 11.1	$ 11.2	$ 11.1	$ 44.6
BP:					
Common units	2.6	2.6	2.6	2.6	10.4
Subordinated units	13.7	13.8	13.7	13.8	55.0
Total annual distributions at the minimum quarterly distribution rate	$ 27.5	$ 27.5	$ 27.5	$ 27.5	$110.0
Excess of Estimated Cash Available for Distribution Attributable to BP Midstream Partners LP over Aggregate Minimum Quarterly Distributions	$ 4.2	$ 1.7	$ 5.4	$ 5.1	$ 16.4

(1) Our estimated operating expenses include insurance premiums associated with Mars and each of the Mardi Gras Joint Ventures.

(2) Represents maintenance expenses for the Contributed Assets only. Our maintenance expenses represent the costs we incur for repairs that do not significantly extend the useful life or increase the expected output of our property, plant and equipment. These expenses include pipeline repairs, replacements of immaterial sections of pipelines, inspections, equipment rentals and costs incurred to maintain compliance with existing safety and environmental standards, irrespective of the magnitude of such compliance expenses. Our maintenance expenses vary significantly from period to period because certain of our expenses are the result of scheduled safety and environmental integrity programs which occur on a multi-year cycle and require substantial outlays.

(3) Consists of an initial $13.3 million fee to be paid by us to BP Pipelines for administrative services and $2.7 million of incremental third-party general and administrative expenses payable by us as a result of being a publicly traded partnership.

(4) Represents property tax and other taxes.

(5) Mars is an unconsolidated entity in which we own a 28.5% interest, and our earnings from this unconsolidated affiliate are included on our unaudited pro forma consolidated statement of operations included elsewhere in this prospectus. Because our earnings from unconsolidated affiliates from Mars are not necessarily reflective of the amount of cash we would expect to receive from this entity, it is included in our net income but subtracted in connection with our calculation of Adjusted EBITDA. To give effect to expected cash contribution to us from Mars during the twelve months ending December 31, 2018, our estimate of the cash that we expect to receive from this entity is included in our Adjusted EBITDA.

(6) Mardi Gras' is a consolidated entity in which we own a 20.0% managing member interest. Mardi Gras' only assets are its interests in Caesar, Cleopatra, Proteus and Endymion and it accounts for its ownership interests in these joint ventures using the equity method of accounting. The 80.0% ownership interest in Mardi Gras retained by BP Pipelines and its affiliates will be reflected as a noncontrolling interest in our consolidated financial statements going forward.

(7) We estimate that for a portion of the twelve months ending December 31, 2018 we will have outstanding borrowings of $15.0 million under the $600.0 million credit facility to be entered into at the closing of this offering. The amount shown represents $0.6 million for the 0.10% commitment fee for the undrawn portion of our credit facility, as well as $0.1 million for the 0.20% utilisation fee and the interest expense associated with the $15.0 million expected to be drawn for a portion of the forecast period.

(8) In arriving at cash available for distribution in the forecast period, we (i) add back our "total maintenance expenses", which consist of (1) the maintenance expenses of the Contributed Assets and (2) our allocable portion of the maintenance expenses of Mars and each of the Mardi Gras Joint Ventures that reduce distributions we receive from them and (ii) deduct our "Estimated Total Maintenance Spend," which is estimated annually by our general partner and is intended to represent (A) the average annual Total Maintenance Spend that will be incurred over the next three years with respect to the Contributed Assets and (B) our allocable portion of the average annual Total Maintenance Spend that will be incurred over the next three years by Mars and each of the Mardi Gras Joint Ventures. For the forecast period, maintenance expenses, maintenance capital expenditures, Total Maintenance Spend and Estimated Total Maintenance Spend for each of our assets are expected to be as follows:

(9) Includes 3,750 common units that will be issued to our independent director under the long-term incentive plan that our general partner will adopt prior to the closing of this offering. We expect to issue a similar equity-based award to each of the two additional independent directors that we expect to appoint following the closing of this offering.

| | Twelve Months Ending December 31, 2018 | | | |
	Forecasted Maintenance Expenses	Forecasted Maintenance Capital Expenditures	Forecasted Total Maintenance Spend	Estimated Total Maintenance Spend
	($ in millions)			
Contributed Assets	$3.9	$—	$3.9	$ 4.0
Mars*	1.2	0.2	1.4	1.2
Caesar*	0.3	—	0.3	0.3
Cleopatra*	0.2	—	0.2	0.2
Proteus*	0.1	—	0.1	—
Endymion*	0.1	0.1	0.2	0.1
Total	$5.8	$ 0.3	$6.1	$ 5.8

* Reflects the allocable portion of the maintenance expenses, maintenance capital expenditures, Total Maintenance Spend and Estimated Total Maintenance Spend, as applicable, attributable to our 28.5% ownership interest in Mars and our 20.0% interest of the 56.0% ownership interest in Caesar, 53.0% interest in Cleopatra, 65.0% interest in Proteus and 65.0% interest in Endymion held by Mardi Gras.

Our Estimated Total Maintenance Spend is marginally lower than our Total Maintenance Spend for the forecast period. Our Estimated Total Maintenance Spend of $5.8 million is also lower than our Total Maintenance Spend of $9.8 million and $10.6 million for the year ended December 31, 2016 and the twelve months ended June 30, 2017. The majority of this decrease is attributable to the costs incurred during the historical period (i) to upgrade the metering at the Whiting Refinery for leak detection on BP2 for $1.5 million, an expense we would not expect to recur, (ii) to complete corrosion prevention-related projects on River Rouge for $0.8 million, which is a significantly higher level of corrosion prevention-related expenditures than we would expect on an annual basis, (iii) to conduct external inspections by remotely operated vehicles on Endymion for $0.6 million and to conduct internal inspections on River Rouge for $0.5 million, each of which recurs on a greater than three-year cycle, and (iv) to complete one-time repairs on Endymion for $0.3 million.

Endymion

The following table presents for Endymion a reconciliation of estimated Adjusted EBITDA and estimated cash available for distribution to estimated net income.

	Twelve Months Ending December 31, 2018
	(in millions)
Reconciliation of Adjusted EBITDA and Cash Available for Distribution to Net Income	
Net Income	**$20.0**
Add:	
Net gain from pipeline disposal	—
Depreciation and accretion	9.1
Interest expense, net	—
Adjusted EBITDA	**$29.1**
Less:	
Maintenance capital expenditures	0.5
Cash interest expense	—
Cash Available for Distribution	**$28.6**
Less:	
Distribution in excess of available cash(1)	(0.3)
Cash Distribution by Endymion to its Members—100.0%	**$28.9**
Cash Distribution by Endymion to Mardi Gras—65.0%	**$18.8**
Cash Distribution by Endymion to BP Midstream Partners LP—20.0% of Mardi Gras	**$ 3.8**

(1) Amounts represent the forecasted distribution in excess of available cash earned during the forecast period. Forecasted distributions for the current periods are based on the operator projections for cash distributions.

Contribution of the Contributed Assets, Mars and the Mardi Gras Joint Ventures to Pro Forma Cash Available For Distribution

The following table summarizes the contribution of each of the Contributed Assets, Mars and each of the Mardi Gras Joint Ventures to our pro forma cash available for distribution for the twelve months ended June 30, 2017 and for the year ended December 31, 2016 and the estimated contribution of each of the Contributed Assets, Mars and each of the Mardi Gras Joint Ventures to our cash available for distribution for the twelve months ending December 31, 2018.

	Contribution to Pro Forma Cash Available for Distribution		
	Twelve Months Ending December 31, 2018(1)	Twelve Months Ended June 30, 2017	Year Ended December 31, 2016
	(in millions)		
BP2	$ 62.0	$ 61.8	$ 61.8
River Rouge	18.7	12.8	15.2
Diamondback	9.9	14.1	18.6
Mars	43.2	46.6	44.7
Mardi Gras:			
Caesar	4.9	3.8	3.3
Cleopatra	2.0	2.0	2.0
Proteus	3.6	3.6	2.8
Endymion	3.8	3.2	2.9
Insurance, general and administrative, and cash interest expense(2)	(21.7)	(21.9)	(22.2)
Pro Forma Cash Available for Distribution Attributable to BP Midstream Partners LP	**$126.4**	**$126.0**	**$129.1**

(1) For the twelve months ending December 31, 2018, we arrive at cash available for distribution attributable to the Mars and Mardi Gras Joint Ventures by (i) adding back our allocable portion of forecasted Total Maintenance Spend to forecasted distributions from joint venture assets and (ii) deducting our Estimated Total Maintenance Spend for each joint venture asset.

(2) Represents pro forma rather than actual insurance, general and administrative, and interest expense for the year ended December 31, 2016, the twelve months ended June 30, 2017 and the twelve months ending December 31, 2018 and consists of insurance expenses related to Mars and each of the Mardi Gras Joint Ventures, an initial $13.3 million annual fee paid to BP Pipelines for administrative services, $2.7 million of incremental third-party general and administrative expenses payable by us as a result of being a publicly traded partnership as well as commitment fees, utilisation fees and interest expenses associated with our revolving credit facility.

Significant Forecast Assumptions

The forecast has been prepared by and is the responsibility of management. The forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending December 31, 2018, which we refer to as the forecast period. While the assumptions discussed below are not all-inclusive, they include those that we believe are material to our forecasted results of operations. We believe we have a reasonable, objective basis for these assumptions. We can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and our actual results and those differences could be material. If the forecasted results are not achieved, we may not be able to pay the full minimum quarterly distributions on our common units.

In the forecast presented above, we have consolidated the results of Mardi Gras, which we will control for accounting purposes through our 20.0% managing member ownership interest. The 80.0% ownership interest in Mardi Gras retained by BP Pipelines and its affiliates is reflected as a noncontrolling interest in the forecast presented above, consistent with how it will be reflected in our consolidated financial statements going forward. However, Mardi Gras' only assets are its interests in the Mardi Gras Joint Ventures. While the Mardi Gras Joint Ventures have historically been operated by BP Pipelines, an affiliate of Shell became the operator of each of the Mardi Gras Joint Ventures beginning in the third quarter of 2017. The Mardi Gras Joint Ventures are each managed by a management committee and decisions made by these management committees require approval of two or more non-affiliated members holding at least 60% of the ownership interests in Proteus and Endymion, and at least 61% of the ownership interests in Caesar and Cleopatra, as applicable. Accordingly, Mardi Gras does not control any of the Mardi Gras Joint Ventures and accounts for its ownership interests in the Mardi Gras Joint Ventures using the equity method of accounting and, therefore, Mardi Gras does not reflect the consolidated results of the Mardi Gras Joint Ventures. Similarly, we will not control Mars for accounting purposes and will account for our ownership interest in Mars using the equity method of accounting. The percentage of Mars' net income attributable to our 28.5% ownership interest is shown as income from equity investment in the forecast presented above. However, we have included a breakdown of the amounts in income from equity investment subsidiaries attributable to each of the Mardi Gras Joint Ventures in the forecast and also have included a separate discussion of the projections for the Contributed Assets, Mars and each of the Mardi Gras Joint Ventures below in order to provide additional context for the forecast.

We have included a discussion of a comparison of our historical periods to our forecasted period. Our future results could differ materially from our historical results for a variety of reasons, including the fact that substantially all of our aggregate revenue on BP2, River Rouge and Diamondback will initially be supported by contractual arrangements that we will enter into with BP Products at the closing of this offering that will include minimum volume commitments. For a detailed discussion of these factors, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of our Financial Results."

General Considerations

We believe that our estimated cash available for distribution for the forecast period will be approximately $126.4 million. This amount of estimated cash available for distribution is approximately $0.4 million more than the unaudited pro forma cash available for distribution we generated for the twelve months ended June 30, 2017 and $2.7 million less than the pro forma cash available for distribution we generated for the year ended December 31, 2016. The assumptions and estimates we have made to support our ability to generate the minimum estimated cash available for distribution are set forth below.

The Contributed Assets

The financial projections discussed below include our interests in BP2, River Rouge and Diamondback. The anticipated financial contribution of Mars and each of the Mardi Gras Joint Ventures is discussed separately in the sections that follow.

To forecast revenue and volumes for the Contributed Assets, we have taken into consideration the commercial agreements with BP Products that will be in effect at the closing of this offering. In some cases, we have forecasted volumes from BP Products in excess of the minimum volume commitments under these commercial agreements. We expect that any variances between actual revenue and forecasted revenue will be driven by differences between actual volumes and forecasted volumes (subject to the minimum volume commitments of BP Products), by changes in uncommitted volumes from BP Products, and corresponding changes in fees and tariffs.

Volumes

The following table compares forecasted volumes for the twelve months ending December 31, 2018, to actual volumes for the year ended December 31, 2016 and the twelve months ended June 30, 2017, and our minimum volume commitments for 2018.

	Product Type	Twelve Months Ending December 31, 2018 (kbpd)	Twelve Months Ended June 30, 2017 (kbdp)	Twelve Months Ended December 31, 2016 (kbpd)	BP Products Minimum Volume Commitment (kbdp)
BP2	Crude	303	243	237	303
River Rouge	Refined Products	60	57	60	60
Diamondback	Diluent	54	64	82	43
Total		417	364	379	406

Revenue

We estimate that the Contributed Assets will generate approximately $108.8 million in total revenue for the forecast period, which is $2.7 million lower and $7.3 million lower than our revenue for the twelve months ended June 30, 2017 and the year ended December 31, 2016, respectively. This decrease in revenue is primarily attributable to decreases in volume on Diamondback.

The following table compares forecasted revenues for the twelve months ending December 31, 2018 to actual revenues for the year ended December 31, 2016 and the twelve months ended June 30, 2017, and revenue attributable our minimum volumes commitments (in millions).

Entity/Asset	Twelve Months Ending December 31, 2018	Twelve Months Ended June 30, 2017	Twelve Months Ended December 31, 2016	BP Products Minimum Volume Commitments
(in millions)				
BP2	$ 67.8	$ 68.6	$ 67.2	$60.5
River Rouge	28.9	27.1	29.3	28.9
Diamondback	12.1	15.8	19.6	10.3
Total	$108.8	$111.5	$116.1	$99.7

The decrease in revenue in the forecast period is primarily due to lower volumes on Diamondback as we anticipate spot volumes will decline significantly due to increased competition for volumes. This is partially offset by increased BP2 volumes driving increased FLA revenues. The FLA revenues are based on physical

89

volumes moved, and forecasted to move through BP2 as the Whiting Refinery is expected to continue to increase its heavy crude consumption through the forecast period, which is primarily supplied from the BP2 pipeline. As discussed in "Business—Our Assets and Operations," the Whiting Refinery is currently planned to increase its heavy crude capacity from 325 kbpd towards 350 kbpd by 2020. BP recently expanded BP2's capacity from approximately 240 kbpd to 475 kbpd to accommodate this growth.

An increase in FLA revenues associated with increased volumes on BP2 during the forecast period also contributed to the increase in revenue attributable to the Contributed Assets in the forecast period. FLA revenues are projected to be $7.4 million during the forecast period relative to $6.7 million and $5.5 million for the twelve months ended June 30, 2017 and the year ended December 31, 2016, respectively, and are based on our future projected realized price of $37 per barrel for the forecast period, as compared to actual realized prices of $36 per barrel and $30 per barrel for the twelve months ended June 30, 2017 and the year ended December 31, 2016, respectively.

The decrease in revenue in the forecasted period attributable to Diamondback is $3.5 million and $7.4 million lower than our revenue for the twelve months ended June 30, 2017 and the year ended December 31, 2016, respectively. This decrease in volumes is due to the fact that we have only included anticipated contracted volumes for Diamondback for the forecast period, as we anticipate spot volumes will decline significantly due to increased competition for volumes.

In addition, during the forecast period, increases in projected revenues from the Contributed Assets are attributable to the impacts of a tariff rate increase of approximately 0.20% that was effective July 1, 2017 on each of BP2, River Rouge and Diamondback.

Operating Expenses

The Contributed Assets' operating expenses include labor expenses, equipment rental, utility costs and insurance premiums. We estimate the Contributed Assets' operating expenses will be approximately $13.6 million for forecast period, as compared to actual operating expenses of $14.6 million for the twelve months ended June 30, 2017 and $14.1 million for the year ended December 31, 2016. The decrease in operating expenses primarily relates to decreases in the forecast period due to one-time legal expenses incurred in the fourth quarter of 2016 and the first quarter of 2017, as well as an environmental provision of $1.1 million related to River Rouge, partially offset by increased variable power expenses due to higher forecasted volumes on BP2 during the forecast period as discussed above.

In addition, our total forecasted operating expenses of $18.6 million include $5.0 million in insurance premiums related to Mars and the Mardi Gras Joint Ventures, which are not reflected in the historical results of the Contributed Assets or forecasted results for those joint venture entities. This forecast compares to $5.0 million and $5.0 million of insurance expense, respectively, for the twelve months ended June 30, 2017 and the year ended December 31, 2016.

Maintenance Expense

The Contributed Assets' maintenance expenses include costs for repairs that do not significantly extend the useful life or increase the expected output of property, plant and equipment. These expenses include pipeline repairs, replacements of immaterial sections of pipelines, inspections, equipment rentals and costs incurred to maintain compliance with existing safety and environmental standards, irrespective of the magnitude of such compliance expenses. We estimate that the Contributed Assets' maintenance expenses will be approximately $3.9 million for the forecast period, as compared with $3.4 million for the twelve months ended June 30, 2017 and $2.9 million for the year ended December 31, 2016. The Contributed Assets' forecasted maintenance expenses are flat compared to historical maintenance expense.

Depreciation Expense

We estimate the Contributed Assets' total depreciation expense for the forecast period will be approximately $2.9 million, as compared to depreciation expense of approximately $2.7 million for the twelve months ended June 30, 2017 and $2.6 million for the year ended December 31, 2016.

Property and Other Taxes

We estimate the Contributed Assets' property and other taxes for the forecast period will be approximately $0.6 million, as compared to property and other taxes of approximately $0.4 million for the twelve months ended June 30, 2017 and $0.4 million for the year ended December 31, 2016.

Capital Expenditures

Expansion Capital Expenditures

Under our partnership agreement, our expansion capital expenditures are those cash expenditures, including transaction expenses, made to increase our operating capacity or operating income over the long term. For the forecast period, we do not expect the Contributed Assets to incur expansion capital expenditures.

Maintenance Capital Expenditures

Under our partnership agreement, our maintenance capital expenditures are expenditures necessary to maintain our operating capacity or operating income over the long term. Examples of maintenance capital expenditures include expenditures made to purchase new or replacement assets, or extend the useful life of our assets. For the forecast period, we do not expect the Contributed Assets to incur maintenance capital expenditures.

Financing

We include in our forecast financing expenses of $0.7 million for the Contributed Assets in the forecast period. This is comprised of $0.6 million for the 0.10% commitment fee on our $600.0 million revolving credit facility, as well as $0.1 million for the 0.20% utilisation fee and the interest expense for the drawn portion. We estimate that for approximately 180 days beginning in 2017 and running through a portion of the forecast period, we will borrow $15.0 million under our $600.0 million credit facility.

Equity Income and Dividends and Distributions from Investments

Our forecast reflects estimated equity income and distributions received by us relating to our 28.5% ownership interest in Mars and by Mardi Gras relating to its ownership interests in the Mardi Gras Joint Ventures for the forecast period. Our forecast expenses for the Mardi Gras Joint Ventures are based on our historical experience as operator. An affiliate of Shell became the operator of the Mardi Gras Joint Ventures beginning in the third quarter of 2017, and actual expenses may change as a result of differences in operating practices.

Changes in equity income allocated to us and cash distributions received by us relating to our interests in Mars and Mardi Gras are driven by changes in revenue and expenses of Mars and the Mardi Gras Joint Ventures. We estimate receiving a cash distribution of approximately $42.9 million from Mars for the forecast period as compared to $46.6 million in the twelve months ended June 30, 2017 and $44.7 million in the year ended December 31, 2016. This decrease in the cash distribution from Mars in the forecast period relative to the historical periods is driven by a decrease in inventory management income, as described in greater detail under "—Mars—Revenue," partially offset by the increase in throughput volumes shown in the table below. We estimate receiving a cash distribution of approximately $14.2 million from the Mardi Gras Joint Ventures for the forecast period as compared to $12.7 million in the twelve months ended June 30, 2017 and $11.0 million in the

HOW WE MAKE DISTRIBUTIONS TO OUR PARTNERS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

General

Cash Distribution Policy

Our partnership agreement provides that our general partner will make a determination as to whether to make a distribution, but our partnership agreement does not require us to pay distributions at any time or in any amount. Instead, the board of directors of our general partner will adopt a cash distribution policy to be effective as of the closing of this offering that will set forth our general partner's intention with respect to the distributions to be made to unitholders. Pursuant to our cash distribution policy, within 60 days after the end of each quarter, beginning with the quarter ending December 31, 2017, we intend to distribute to the holders of common and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.2625 per unit, or $1.05 on an annualized basis, to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We will prorate the quarterly distribution for the period after the closing of this offering through December 31, 2017 based on the number of days after the closing.

The board of directors of our general partner may change the foregoing distribution policy at any time and from time to time, and even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner. Our partnership agreement does not contain a requirement for us to pay distributions to our unitholders, and there is no guarantee that we will pay the minimum quarterly distribution, or any distribution, on the units in any quarter. However, our partnership agreement does contain provisions intended to motivate our general partner to make steady, increasing and sustainable distributions over time.

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Operating Surplus and Capital Surplus

General

Any distributions we make will be characterized as made from "operating surplus" or "capital surplus." Distributions from operating surplus are made differently than cash distributions that we would make from capital surplus. Operating surplus distributions will be made to our unitholders and, if we make quarterly distributions above the first target distribution level described below, to the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would be made pro rata to all unitholders, but the incentive distribution rights would generally not participate in any capital surplus distributions. Any distribution from capital surplus would result in a reduction of the minimum quarterly distribution and target distribution levels and, if we reduce the minimum quarterly distribution to zero and eliminate any unpaid arrearages, thereafter capital surplus would be distributed as if it were operating surplus and the incentive distribution rights would thereafter be entitled to participate in such distributions. Please see "—Distributions from Capital Surplus."

Operating Surplus

We define operating surplus with respect to any period as:

- $110.0 million (as described below); plus

- all of the cash receipts of us and our subsidiaries (as defined below) after the closing of this offering through the last day of such period, excluding cash from interim capital transactions (as defined below) and provided that cash receipts from the termination of any hedge contract prior to its stipulated settlement or termination date will be included in equal quarterly installments over the remaining scheduled life of such hedge contract had it not been terminated; plus

- cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion of an asset and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned; plus cash distributions paid in respect of equity issued, other than equity issued in this offering (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned; less

- all of our operating expenditures (as defined below) after the closing of this offering; less

- the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

- all working capital borrowings not repaid within twelve months after having been incurred or repaid within such twelve month period with the proceeds of additional working capital borrowings; less

- any cash loss realized on disposition of an investment capital expenditure.

For purposes of our partnership agreement, Mars, Mardi Gras and each of the Mardi Gras Joint Ventures will be deemed subsidiaries.

Disbursements made, cash received (including working capital borrowings) or cash reserves established, increased or reduced after the end of a period but on or before the date on which cash or cash equivalents will be distributed with respect to such period shall be deemed to have been made, received, established, increased or reduced, for purposes of determining operating surplus, within such period if our general partner so determines. Furthermore, cash received from an interest in an entity for which we account using the equity method will not be included to the extent it exceeds our proportionate share of that entity's operating surplus (calculated as if the definition of operating surplus applied to such entity from the date of our acquisition of such an interest without any basket similar to that described in the first bullet above). Operating surplus does not reflect actual cash generated by our operations. For example, it includes a basket of $110.0 million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deducted from operating surplus at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deduction.

include interest payments (and related fees) on debt incurred to finance all or a portion of an acquisition, development or expansion in respect of a period that begins when we enter into a binding obligation for an acquisition, construction, development or expansion and ending on the earlier to occur of the date on which such acquisition, construction, development or expansion commences commercial service and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Cash expenditures that are made in part for maintenance capital purposes, investment capital purposes or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditures by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we describe below), the common units will have the right to receive distributions from operating surplus each quarter in an amount equal to $0.2625 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions from operating surplus may be made on the subordinated units. These units are deemed "subordinated" because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distribution from operating surplus for any quarter until the common units have received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient cash from operating surplus to pay the minimum quarterly distribution on the common units.

Determination of Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending December 31, 2020, if each of the following has occurred:

- for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date, aggregate distributions from operating surplus equaled or exceeded the sum of the minimum quarterly distribution multiplied by the total number of common and subordinated units outstanding in each quarter in each period;

- for the same three consecutive, non-overlapping four-quarter periods, the "adjusted operating surplus" (as described below) equaled or exceeded the sum of the minimum quarterly distribution multiplied by the total number of common and subordinated units outstanding during each quarter on a fully diluted weighted average basis; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

For purposes of determining whether the criteria in the second clause above has been satisfied, adjusted operating surplus will be adjusted upwards or downwards if the conflicts committee of the board of directors of our general partner determines in good faith that the estimated amount of maintenance capital expenditures used in the determination of adjusted operating surplus in such clause was materially incorrect, based on circumstances prevailing at the time of original determination of the estimate for any one or more of the preceding three four-quarter periods.

For the period after the closing of this offering through December 31, 2017, our partnership agreement will prorate the minimum quarterly distribution based on the number of days after the closing, and use such prorated distribution for all purposes, including in determining whether the test described above has been satisfied.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending December 31, 2018, if each of the following has occurred:

- for one four-quarter period immediately preceding that date, aggregate distributions from operating surplus exceeded 150.0% of the minimum quarterly distribution multiplied by the total number of common units and subordinated units outstanding in each quarter in the period;

- for the same four-quarter period, the "adjusted operating surplus" (as described below) equaled or exceeded 150.0% of the sum of the minimum quarterly distribution multiplied by the total number of common and subordinated units outstanding during each quarter on a fully diluted weighted average basis, plus the related distribution on the incentive distribution rights; and

- there are no arrearages in payment of the minimum quarterly distributions on the common units.

For purposes of determining whether the criteria in the second clause above has been satisfied, adjusted operating surplus will be adjusted upwards or downwards if the conflicts committee of the board of directors of our general partner determines in good faith that the estimated amount of maintenance capital expenditures used in the determination of adjusted operating surplus in such clause was materially incorrect, based on circumstances prevailing at the time of original determination of the estimate for any one or more of the preceding three four-quarter periods.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions.

Adjusted Operating Surplus

Adjusted operating surplus is intended to generally reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods if not utilized to pay expenses during that period. Adjusted operating surplus for any period consists of:

- operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under "—Operating Surplus and Capital Surplus—Operating Surplus" above); less

- any net increase during that period in working capital borrowings; less

- any net decrease during that period in cash reserves for operating expenditures not relating to an operating expenditure made during that period; plus

- any net decrease during that period in working capital borrowings; plus

- any net increase during that period in cash reserves for operating expenditures required by any debt instrument for the repayment of principal, interest or premium; plus

- any net decrease made in subsequent periods in cash reserves for operating expenditures initially established during such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

Any disbursements made, cash received (including working capital borrowings) or cash reserves established, increased or reduced after the end of a period that the general partner determines to include in operating surplus for such period shall also be deemed to have been made, received or established, increased or reduced in such period for purposes of determining adjusted operating surplus for such period.

Distributions From Operating Surplus During the Subordination Period

If we make a distribution from operating surplus for any quarter ending before the end of the subordination period, our partnership agreement requires that we make the distribution in the following manner:

- *first*, to the common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter and any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters;

- *second*, to the subordinated unitholders, pro rata, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

- *thereafter*, in the manner described in "—Incentive Distribution Rights" below.

Distributions From Operating Surplus After the Subordination Period

If we make distributions of cash from operating surplus for any quarter ending after the subordination period, our partnership agreement requires that we make the distribution in the following manner:

- *first*, to all common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter; and

- *thereafter*, in the manner described in "—Incentive Distribution Rights" below.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner owns the incentive distribution rights and may in the future own common units or other equity interests in us and will be entitled to receive distributions on any such interests.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive increasing percentages (15.0%, 25.0% and 50.0%) of quarterly distributions from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest or any equity interests it subsequently acquires.

If for any quarter:

- we have distributed cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

- we have distributed cash from operating surplus to the common unitholders in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then we will make additional distributions from operating surplus for that quarter among the unitholders and the holders of the incentive distribution rights in the following manner:

- *first*, to all unitholders, pro rata, until each unitholder receives a total of $0.3019 per unit for that quarter (the "first target distribution");

- *second*, 85.0% to all common unitholders and subordinated unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.3281 per unit for that quarter (the "second target distribution");

- *third*, 75.0% to all common unitholders and subordinated unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.3938 per unit for that quarter (the "third target distribution"); and

- *thereafter*, 50.0% to all common unitholders and subordinated unitholders, pro rata, and 50.0% to the holders of our incentive distribution rights.

Percentage Allocations of Distributions From Operating Surplus

The following table illustrates the percentage allocations of distributions from operating surplus between the unitholders and the holders of our incentive distribution rights based on the specified target distribution levels. The amounts set forth under the column heading "Marginal Percentage Interest in Distributions" are the percentage interests of the holders of our incentive distribution rights and the unitholders in any distributions from operating surplus for the increment of the per unit distribution specified in the column titled "Total Quarterly Distribution Per Unit." The percentage interests set forth below assume there are no arrearages on common units.

	Total Quarterly Distribution Per Unit	Marginal Percentage Interest in Distributions	
		Unitholders	IDR Holders
Minimum Quarterly Distribution	up to $0.2625	100.0%	0%
First Target Distribution	above $0.2625 up to $0.3019	100.0%	0%
Second Target Distribution	above $0.3019 up to $0.3281	85.0%	15.0%
Third Target Distribution	above $0.3281 up to $0.3938	75.0%	25.0%
Thereafter	above $0.3938	50.0%	50.0%

Incentive Distribution Right Holders' Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distributions and the target distribution levels upon which the incentive distribution payments would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made.

The right to reset the minimum quarterly distributions and the target distribution levels upon which the incentive distributions are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions at or in excess of the highest then-applicable target distribution for the prior four consecutive fiscal quarters (and the aggregate amounts distributed in such four quarters did not exceed adjusted operating surplus for such four-quarter period). The reset target distribution levels will be higher than the most recent per unit distribution level prior to the reset election and higher than the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following the reset event increase as described below. Because the reset target distribution levels will be higher than the most recent per unit distribution level prior to the reset, if we were to issue additional common units after the reset and maintain the per unit distribution level, no additional incentive distributions would be payable. By contrast, if there were no such reset and we were to issue additional common units and maintain the per unit distribution level, additional incentive distributions would have to be paid based

The following table illustrates the percentage allocation of distributions from operating surplus between the unitholders and the holders of our incentive distribution rights at various distribution levels (1) pursuant to the distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (2) following a hypothetical reset of the target distribution levels based on the assumption that the quarterly distribution amount per common unit during the fiscal quarter immediately preceding the reset election was $0.4000.

	Quarterly Distribution Per Unit Prior to Reset	Unitholders	Incentive Distribution Rights Holders	Quarterly Distribution Per Unit Following Hypothetical Reset
Minimum Quarterly Distribution	Up to $0.2625	100.0%	0.0%	Up to $0.4000 (1)
First Target Distribution	Above $0.2625 and up to $0.3019	100.0%	0.0%	Above $0.4000 and up to $0.4600 (2)
Second Target Distribution	Above $0.3019 and up to $0.3281	85.0%	15.0%	Above $0.4600 and up to $0.5000 (3)
Third Target Distribution	Above $0.3281 and up to $0.3938	75.0%	25.0%	Above $0.5000 and up to $0.6000 (4)
Thereafter	Above $0.3938	50.0%	50.0%	Above $0.6000

(1) This amount is equal to the hypothetical reset minimum quarterly distribution.
(2) This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(3) This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(4) This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of incentive distribution rights, based on the amount distributed for the quarter immediately prior to the reset. The table assumes that immediately prior to the reset there would be 104,754,820 common units outstanding and the distribution to each common unit would be $0.4000 for the quarter prior to the reset.

	Quarterly Distribution Per Unit	Cash Distributions to Common Unitholders	Cash Distributions to Holders of Incentive Distribution Rights	Total Distributions
Minimum Quarterly Distribution	Up to $0.2625	$27,498,140	$ —	$27,498,140
First Target Distribution	Above $0.2625 and up to $0.3019	4,124,721	—	4,124,721
Second Target Distribution	Above $0.3019 and up to $0.3281	2,749,814	485,261	3,235,075
Third Target Distribution	Above $0.3281 and up to $0.3938	6,874,535	2,291,512	9,166,047
Thereafter	Above $0.3938	654,718	654,718	1,309,436
		$41,901,928	$3,431,491	$45,333,419

110

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of our incentive distribution rights, with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there would be 104,754,820 common units outstanding and the distribution to each common unit would be $0.4000. The number of common units to be issued upon the reset was calculated by dividing (1) the amount received in respect of the incentive distribution rights for the quarter prior to the reset as shown in the table above, or $3,431,491, by (2) the amount of cash distributed on each common unit for the quarter prior to the reset as shown in the table above, or $0.4000.

	Quarterly Distribution Per Unit Prior to Reset	Cash Distributions to Existing Common Unitholders	Cash Distributions to Holders of Incentive Distribution Rights			Total Distributions
			Common Units	Incentive Distribution Rights	Total	
Minimum Quarterly Distribution	Up to $0.4000	$41,901,928	$3,431,491	$ 0	$3,431,491	$45,333,419
First Target Distribution	Above $0.4000 and up to $0.4600	—	—	—	—	—
Second Target Distribution	Above $0.4600 and up to $0.5000	—	—	—	—	—
Third Target Distribution	Above $0.5000 and up to $0.6000	—	—	—	—	—
Thereafter	Above $0.6000	—	—	—	—	—
		$41,901,928	$3,431,491	$—	$3,431,491	$45,333,419

(1) Represents distributions in respect of the common units issued upon the reset.

The holders of incentive distribution rights will be entitled to cause the target distribution levels to be reset on more than one occasion.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions from capital surplus, if any, in the following manner:

- *first*, to all common unitholders and subordinated unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

- *second*, to the common unitholders, pro rata, until we distribute for each common unit an amount from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

- *thereafter*, we will make all distributions from capital surplus as if they were from operating surplus.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution from capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. Each time a distribution from capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution from capital surplus to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution from capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

upon our liquidation to enable the common unitholders to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will generally allocate any gain to the partners in the following manner:

- *first*, to our general partner to the extent of certain prior losses specially allocated to our general partner;

- *second*, to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of: (1) the initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

- *third*, to the subordinated unitholders, pro rata, until the capital account for each subordinated unit is equal to the sum of: (1) the initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

- *fourth*, to all unitholders, pro rata, until we allocate under this bullet an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the minimum quarterly distribution per unit that we distributed to the unitholders, pro rata, for each quarter of our existence;

- *fifth*, 85.0% to all unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until we allocate under this bullet an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights for each quarter of our existence;

- *sixth*, 75.0% to all unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until we allocate under this bullet an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights for each quarter of our existence; and

- *thereafter*, 50.0% to all unitholders, pro rata, and 50.0% to holders of our incentive distribution rights.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

We may make special allocations of gain among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner and the unitholders in the following manner:

- *first*, to holders of subordinated units in proportion to the positive balances in their capital accounts until the capital accounts of the subordinated unitholders have been reduced to zero;

SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

BP Midstream Partners LP was formed on May 22, 2017. Therefore, no historical financial information of BP Midstream Partners LP is included in the following tables.

The following table shows selected historical combined financial data of the Contributed Assets, our Predecessor, and selected unaudited pro forma condensed combined financial data of BP Midstream Partners LP for the periods ended and as of the dates indicated. The selected historical combined financial data of our Predecessor as of and for the years ended December 31, 2016 and 2015, are derived from audited combined financial statements of our Predecessor, which are included elsewhere in this prospectus and do not include the Contributed Interests, which will be contributed to us at the closing of the offering. The selected historical unaudited condensed combined financial data of our Predecessor as of and for the six months ended June 30, 2017 and 2016 are derived from the unaudited condensed combined financial statements of our Predecessor included elsewhere in this prospectus and do not include the Contributed Interests, which will be contributed to us at the closing of this offering.

Upon completion of this offering, we will own a 100.0% interest in the Contributed Assets, consisting of BP2, River Rouge and Diamondback, and the Contributed Interests, consisting of a 28.5% interest in Mars and a 20.0% interest in Mardi Gras. Mardi Gras owns a 56.0%, 53.0%, 65.0% and 65.0% interest in each of Caesar, Cleopatra, Proteus and Endymion, respectively. Following this offering, we will account for the Contributed Interests as follows:

- *Mars.* For accounting purposes, we will not control Mars. Accordingly, we will account for our ownership interest in Mars using the equity method of accounting, and the percentage of Mars' net income attributable to our 28.5% ownership interest will be shown as income from equity investment in our consolidated statements of operations going forward.

- *Mardi Gras.* Through our 20.0% managing member ownership interest in Mardi Gras, we will control Mardi Gras for accounting purposes and will consolidate the results of Mardi Gras. The 80.0% ownership interest in Mardi Gras retained by BP Pipelines and its affiliates will be reflected as a noncontrolling interest in our consolidated financial statements going forward. However, Mardi Gras' only assets are its interests in the Mardi Gras Joint Ventures, and Mardi Gras accounts for its ownership interests in these joint ventures using the equity method of accounting. For additional information regarding the historical results of operations of each of the Mardi Gras Joint Ventures, you should refer to the audited historical financial statements as of and for the years ended December 31, 2016 and 2015 and unaudited historical financial statements as of and for the six months ended June 30, 2017 and 2016 for each of Caesar, Cleopatra, Proteus and Endymion included elsewhere in this prospectus.

The selected pro forma financial data of BP Midstream Partners LP as of and for the six months ended June 30, 2017 and for the year ended December 31, 2016 are derived from the unaudited condensed combined financial statements of BP Midstream Partners LP Predecessor included elsewhere in this prospectus. The following table should be read in conjunction with, and is qualified in its entirety by reference to, the audited historical and unaudited pro forma condensed combined financial statements and accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The pro forma adjustments in the unaudited pro forma condensed combined balance sheet have been prepared as if certain formation transactions to be effected at the closing of this offering had taken place as of June 30, 2017. The pro forma adjustments in the unaudited pro forma condensed combined statement of operations have been prepared as if certain formation transactions to be effected at the closing of this offering had taken place on January 1, 2016. These formation transactions include, and the unaudited pro forma condensed combined financial statements give effect to, the following:

- the contribution by BP Holdco to us of a 28.5% ownership interest in Mars;

- the contribution by BP Holdco to us of a 20.0% ownership interest in Mardi Gras;

- our entry into an omnibus agreement with BP Pipelines and certain of its affiliates, including our general partner, pursuant to which, among other things, we will pay an annual fee, initially $13.3 million, to BP Pipelines for general and administrative services and, in addition, reimburse personnel and other costs related to the direct operation, management and maintenance of the assets; and

- our entry into commercial agreements with BP Products for our onshore pipelines pursuant to which we will provide transportation services to BP Products and BP Products will commit to pay us for minimum volumes of crude oil, refined products and diluent, regardless of whether such volumes are physically shipped by BP Products through our pipelines.

The unaudited pro forma condensed combined financial statements also reflect the following significant assumptions and formation transactions related to this offering:

- the issuance of 42,500,000 common units to the public, our general partner interest and the incentive distribution rights to our general partner and 9,875,535 common units and 52,375,535 subordinated units to BP Holdco;

- the application of the net proceeds of this offering as described in "Use of Proceeds"; and

- our entry into a revolving credit facility with an affiliate of BP with $600.0 million in available capacity, under which we expect approximately $15.0 million will be drawn at or shortly after the closing of this offering for working capital purposes.

The unaudited pro forma condensed combined financial statements do not give effect to an estimated $2.7 million per year in incremental third-party general and administrative expenses as a result of being a publicly traded partnership, including costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation.

The selected unaudited pro forma financial data of Mars and each of the Mardi Gras Joint Ventures are derived from the unaudited pro forma financial statements of BP Midstream Partners LP included elsewhere in this prospectus. The unaudited pro forma statement of operations adjustments for Mars and each of the Mardi Gras Joint Ventures were prepared as if the contribution by BP Holdco to us of the Contributed Interests had taken place on January 1, 2016.

The following table presents the non-GAAP financial measures of Adjusted EBITDA and cash available for distribution. For definitions of Adjusted EBITDA and cash available for distribution and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "Prospectus Summary—Summary Historical and Unaudited Pro Forma Financial Data—Non-GAAP Financial Measures."

	Contributed Assets Historical (Predecessor)				BP Midstream Partners LP Pro Forma	
	Six Months Ended June 30,		Year Ended December 31,		Six Months Ended June 30,	Year Ended December 31,
	2017	2016	2016	2015	2017	2016
	(unaudited)	(unaudited)			(unaudited)	(unaudited)
			(in thousands of dollars)			
Statement of Operations Data:						
Total revenue	$ 53,528	$ 58,196	$103,003	$106,778	$ 53,528	$116,127
Costs and expenses						
Operating expenses(1)	7,185	6,737	14,141	14,463	9,722	19,956
Maintenance expenses(2)	1,481	945	2,918	3,828	1,481	2,918
(Gain)/Loss from disposition of property, equipment and equity method investments, net	(6)	—	—	—	474	(8,814)
General and administrative	2,405	3,674	8,159	8,129	6,694	13,469
Depreciation	1,332	1,268	2,604	2,502	1,332	2,604
Property and other taxes	154	145	366	364	154	366
Total costs and expenses	12,551	12,769	28,188	29,286	19,857	30,499
Operating income	$ 40,977	$ 45,427	$ 74,815	$ 77,492	$ 33,671	$ 85,628
Income from equity investments—Mars					24,812	41,831
Income from equity investments—Mardi Gras Joint Ventures					26,532	36,500
Other (loss) income	(488)	531	520	(622)	(488)	520
Interest expense	—	—	—	—	300	717
Income tax expense	15,816	17,975	29,465	30,128	—	—
Net income	$ 24,673	$ 27,983	$ 45,870	$ 46,742	$ 84,227	$163,762
Less: Total net income attributable to noncontrolling interest in consolidated subsidiary (Mardi Gras)					(21,226)	(29,200)
Net income attributable to BP Midstream Partners LP					$ 63,001	$134,562
Net income per limited partners' unit (basic and diluted)						
Common units						
Subordinated units						
Balance Sheet Data (at period end):						
Property, plant and equipment	$ 70,392	$ 69,720	$ 71,235	$ 69,852	$ 70,392	
Equity method investments—Mars					$ 66,262	
Equity method investments—Mardi Gras Joint Ventures					$429,780	
Total assets	$ 92,111	$ 89,949	$ 87,586	$ 86,047	$603,153	
Statements of Cash Flow Data:						
Net cash provided by (used in):						
Operating activities	$ 20,448	$ 24,816	$ 49,817	$ 48,204		
Investing activities	$ (1,834)	$ (1,631)	$ (3,402)	$ (730)		
Financing activities	$(18,614)	$(23,185)	$(46,415)	$(47,474)		
Other Data:(7)						
Adjusted EBITDA(3)	$ 41,815	$ 47,226	$ 77,939	$ 79,372	$ 67,862	$135,780
Predecessor:						
Capital expenditures:						
Maintenance(4)	1,840	1,631	3,402	730		
Expansion(5)	—	—	—	—		
Total Maintenance Spend(6)	3,321	2,576	6,320	4,558		
Cash available for distribution(3)	$ 39,975	$ 45,595	$ 74,537	$ 78,642	$ 64,372	$129,111

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with our Predecessor's historical financial statements and accompanying notes and our unaudited pro forma financial statements and accompanying notes, each included elsewhere in this prospectus. Among other things, those historical and unaudited pro forma financial statements include more detailed information regarding the basis of presentation for the following information.

This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled "Risk Factors" included elsewhere in this prospectus.

The historical financial information contained in this Management's Discussion and Analysis is that of the Contributed Assets, our Predecessor for accounting purposes. The results for our Predecessor are presented before the impact of any pro forma adjustments related to the formation transactions and this offering. Upon completion of this offering, we will own a 28.5% interest in Mars and a 20.0% interest in Mardi Gras.

Our ownership interests in Mars and Mardi Gras are not reflected in the following historical discussion. As a result of the exclusion of Mars and Mardi Gras, the historical results of operations of our Predecessor and the period-to-period comparisons of results presented herein and certain financial data will not be indicative of future results. In addition, the comparability of both our Predecessor's results of operations and our pro forma results of operations with our future results of operations is significantly impacted by several other factors as discussed under "—Factors Affecting the Comparability of Our Financial Results." We have included a discussion in this Management's Discussion and Analysis of liquidity, industry trends and other items that may affect our partnership and the operations of each of Mars and Mardi Gras.

Overview

We are a fee-based, growth-oriented master limited partnership recently formed by BP Pipelines, an indirect wholly owned subsidiary of BP, to own, operate, develop and acquire pipelines and other midstream assets. Our initial assets consist of interests in entities that own crude oil, natural gas, refined products and diluent pipelines serving as key infrastructure for BP and other customers to transport onshore crude oil production to BP's Whiting Refinery and offshore crude oil and natural gas production to key refining markets and trading and distribution hubs. Certain of our assets deliver refined products and diluent from the Whiting Refinery and other U.S. supply hubs to major demand centers.

We have historically generated substantially all of our revenue under long-term agreements or FERC-regulated generally applicable tariffs by charging fees for the transportation of products through our pipelines. At the closing of this offering, substantially all of our aggregate revenue on BP2, Diamondback, and River Rouge will be supported by commercial agreements with BP Products. BP Products will enter into minimum volume commitment agreements with respect to BP2, River Rouge and Diamondback at closing that will have terms running through December 31, 2020. We also have an existing minimum volume commitment agreement on Diamondback, with a term running through June 30, 2020. We believe these agreements will promote stable and predictable cash flows, and estimate that for the year ending December 31, 2018, 95% of projected revenues, including the pro rata portion of our interest in the revenues of Mars and the Mardi Gras Joint Ventures, will be generated under fee-based contracts. BP Pipelines has also granted us a right of first offer with respect to its retained ownership interest in Mardi Gras and all of its interests in midstream pipeline systems and assets related thereto in the contiguous United States and offshore Gulf of Mexico that are owned by BP Pipelines at the closing of this offering. Please read "Business—Our Commercial Agreements with BP" for a description of these agreements.

Our initial assets consist of the following:

- A 100.0% ownership interest in BP2 OpCo, which will own BP2. BP2 is a crude oil pipeline system consisting of approximately 12 miles of active pipeline and related assets, transporting crude oil for BP from the third-party owned Griffith Terminal to BP's Whiting Refinery under FERC-regulated posted tariffs subject to annual FERC indexing adjustment. BP2 has the ability to ship a wide variety of crude oil types, including heavy, sour, sweet, and synthetic crude and provides the primary supply of Canadian heavy crude to BP's Whiting Refinery. BP2 has a capacity of 475 kbpd.

- A 100.0% ownership interest in River Rouge OpCo, which will own River Rouge. River Rouge is a FERC-regulated refined products pipeline system consisting of approximately 244 miles of active pipeline and related assets with a capacity of approximately 80 kbpd transporting refined products for BP from BP's Whiting Refinery under FERC-regulated posted tariffs subject to annual FERC indexing adjustment, to a third party's refined products terminal in River Rouge, Michigan, a major market outlet serving the greater Detroit, Michigan area, as well as third-party terminals along the pipeline.

- A 100.0% ownership interest in Diamondback OpCo, which will own Diamondback. Diamondback is a diluent pipeline system consisting of approximately 42 miles of pipeline and related assets with a capacity of approximately 135 kbpd transporting diluent from Diamondback's Black Oak Junction in Gary, Indiana to a third-party owned pipeline in Manhattan, Illinois. Diamondback's transportation volumes are subject to FERC-regulated posted tariffs subject to annual FERC indexing adjustment and certain volumes are transported pursuant to long-term contracts.

- A 28.5% ownership interest in Mars. Mars owns a major corridor crude oil pipeline system in a high-growth area of the Gulf of Mexico, delivering crude oil production received from the Mississippi Canyon area of the Gulf of Mexico to storage and distribution facilities at the LOOP storage and distribution complex, which has access to multiple downstream markets. The Mars pipeline system is approximately 163 miles in length with capacity of approximately 400 kbpd. Approximately 11.8% and 11.1% of Mars' transportation volumes for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively, were subject to fee-based life-of-lease transportation agreements, all of which have guaranteed rates-of-return. Volumes transported on Mars otherwise ship on posted tariffs subject to annual adjustment based on the FERC index and the shippers are established producers with whom Mars has long-standing relationships.

- A 20.0% ownership interest in Mardi Gras, which owns a 56.0% ownership interest in Caesar, a 53.0% interest in Cleopatra, a 65.0% interest in Proteus, and a 65.0% interest in Endymion.

  - Caesar consists of approximately 115 miles of pipeline with an approximate capacity of 450 kbpd connecting platforms in the Southern Green Canyon area of the Gulf of Mexico with the two connecting carrier pipelines.

  - Cleopatra is an approximately 115 mile gas gathering pipeline system with an approximate capacity of 500 MMscf/d and provides gathering and transportation for multiple gas producers in the Southern Green Canyon area of the Gulf of Mexico to the Manta Ray pipeline.

  - Proteus is an approximately 70 mile crude oil pipeline system with an approximate capacity of 425 kbpd and provides transportation for multiple crude oil producers in the eastern Gulf of Mexico into Endymion.

  - Endymion, which originates downstream of Proteus, is an approximately 90 mile crude oil pipeline system with an approximate current capacity of 425 kbpd and provides transportation for multiple oil producers in the eastern Gulf of Mexico. Endymion receives 100% of the volumes transported on Proteus and is connected to the LOOP storage complex, where Endymion contracts for storage.

How We Generate Revenue

Onshore Assets

We generate revenue on our onshore assets (the Contributed Assets) through published tariffs (regulated by the FERC) applied to volumes moved. At the closing of this offering, substantially all of our aggregate revenue on BP2, River Rouge and Diamondback will be initially supported by commercial agreements with BP Products. We believe these agreements, which will be fee based agreements with minimum volume commitments, will promote stable and predictable cash flows.

The minimum volume commitment agreements entered into at closing will have terms running through December 31, 2020. We also have an existing minimum volume commitment agreement on Diamondback, with a term running through June 30, 2020. These commercial agreements will include provisions that permit BP Products to terminate its obligations under the applicable agreement prior to the end of the term if certain events occur. These events include certain force majeure events (365 days or longer) that would prevent us from performing required services under the applicable agreement, breach of the agreement or, for the agreements that run through December 31, 2020, a change of control of our general partner. For more information about our commercial agreements with BP Products, including BP Products' minimum volume commitments under these agreements, please read "Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending December 31, 2018—Significant Forecast Assumptions" and "Business—Our Commercial Agreements with BP Products."

Offshore Assets

Many of the contracts supporting our offshore assets include fee-based life-of-lease transportation dedications and require producers to transport all production from the specified fields connected to the pipeline for the life of the related oil lease without a minimum volume commitment. This agreement structure means that the dedicated production cannot be transported by any other means, such as barges or another pipeline. Two of the Mars agreements also include provisions to guarantee a return to the pipeline to enable the pipeline to recover its investment, despite the uncertainty in production volumes, by providing for an annual transportation rate adjustment over a fixed period of time to achieve a fixed rate of return. The calculation for the fixed rate of return is based on actual project costs and operating costs. At the end of the fixed period, the rate will be locked in at a rate no greater than the last calculated rate and adjusted annually thereafter at a rate no less than zero percent and no greater than the FERC index.

The Mars system has a combination of FERC-regulated tariff rates, intrastate rates, and contractual rates that apply to throughput movements and inventory management fees for excess inventory, and certain of those rates may be indexed with the FERC rate.

The Proteus and Caesar pipelines have an order from the FERC declaring them to be contract carriers with negotiated rates and services. On Proteus and Caesar, the fees for the anchor shippers, which account for a majority of the volumes dedicated to Proteus and Caesar, respectively, were set for the life of the lease over the original lease volumes dedicated to Proteus and Caesar, and are not subject to annual escalation under their oil transportation contracts. The shippers have firm space that varies annually corresponding to their requested Maximum Daily Quantity ("MDQ") forecasts. The majority of our revenues on these pipelines are generated by our anchor shippers based on the specified fee for all transported volumes covered by oil transportation contracts with each shipper. Contracts entered into in connection with later connections to Proteus and Caesar may have different terms than the anchor shippers, including rates that vary with inflation.

Cleopatra is also a contract carrier. Each shipper on Cleopatra has a contract with negotiated rates. The rates are fixed for the anchor shippers' dedicated leases, are not subject to annual escalation and generate the majority of Cleopatra's revenues. Contracts for field connections for other shippers contain a variety of rate structures.

- Following the closing of this offering, substantially all of our aggregate revenue on BP, River Rouge and Diamondback will be supported by commercial agreements entered into with BP Products in connection with this offering and under which BP Products will agree to pay us tariff rates for transporting crude oil, refined products and diluent on our onshore pipeline systems. These contracts contain minimum volume commitments. Historically, with the exception of two dedication agreements at Diamondback, we did not have long-term transportation arrangements on our onshore assets.

- Our general and administrative expenses historically included direct charges for the management and operation of our assets and certain overhead and shared services expenses allocated by BP Pipelines. Allocations for general and administrative services are related to finance, accounting, treasury, legal, information technology, human resources, shared services, government affairs, insurance, health, safety, security, employee benefits, incentives and severance and environmental functional support. These expenses were charged or allocated to our Predecessor based on the nature of the expenses and on the basis of throughput volumes, miles of pipe, headcount and other measures. Following the closing of this offering, under our omnibus agreement, we will pay an annual fee, initially $13.3 million, to BP Pipelines for general and administrative services. For more information about this term fee and the services covered by it, please read "Certain Relationships and Related Party Transactions—Agreements Governing the Formation Transactions—Omnibus Agreement." This annual fee under the omnibus agreement is lower relative to corporate general and administrative expense allocations to the Predecessor for historical periods due to the current lower cost structure of the pipeline group relative to historical periods. The pipeline group has achieved a lower cost structure through reorganization and headcount reductions related to the dispositions of certain assets, as well as other efficiencies.

- We also expect to incur an additional $2.7 million of incremental third-party general and administrative expenses annually as a result of being a publicly traded partnership.

- There are differences in the way we will finance our operations as compared to the way our Predecessor financed its operations. Historically, our Predecessor's operations were financed as part of BP Pipelines' integrated operations and our Predecessor did not record any separate costs associated with financing its operations. Additionally, our Predecessor largely relied on internally generated cash flows and capital contributions from BP Pipelines to satisfy its capital expenditure requirements. Following the closing of this offering, we intend to make cash distributions to our unitholders at a minimum distribution rate of $0.2625 per unit per quarter ($1.05 per unit on an annualized basis). Based on the terms of our cash distribution policy, we expect that we will distribute to our unitholders and our general partner most of the excess cash generated by our operations. We expect to fund expansion capital expenditures primarily from external sources, including borrowings under our $600.0 million revolving credit facility and future issuances of equity and debt securities.

- Federal and state income taxes are reflected on the historical financial statements of our Predecessor. BP Midstream Partners LP is a non-taxable entity and will not record any income tax expense in its consolidated financial statements.

Property and other tax expense remained relatively flat year over year.

Other income (loss) was $0.5 million and $(0.6) million in the years ended December 31, 2016 and 2015, respectively. Other income (loss) represents the changes in fair value in earnings related to the embedded derivative within the allowance oil receivable.

Income tax expense remained relatively flat year over year.

Capital Resources and Liquidity

Historically, our Predecessor's sources of liquidity included cash generated from operations and funding from BP Pipelines. Our Predecessor participated in BP Pipelines' centralized cash management system; therefore, our Predecessor's cash receipts were deposited in BP Pipelines' or its affiliates' bank accounts, all cash disbursements were made from those accounts, and our Predecessor maintained no bank accounts dedicated solely to our assets. Thus, historically our Predecessor's financial statements have reflected no cash balances.

Following this offering, we will maintain separate bank accounts, and BP Pipelines will continue to provide treasury services on our general partner's behalf under our omnibus agreement. We expect our ongoing sources of liquidity following this offering to include cash generated from operations (including distribution from our equity investments), borrowings under our revolving credit facility and issuances of debt and additional equity securities. The entities in which we own an interest may also incur debt. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements and to make quarterly cash distributions.

We intend to pay a minimum quarterly distribution of $0.2625 per unit per quarter, which equates to approximately $27.5 million per quarter, or approximately $110.0 million per year in the aggregate, based on the number of common and subordinated units to be outstanding immediately after completion of this offering. However, we do not have a legal obligation to pay this distribution. Please read "Cash Distribution Policy and Restrictions on Distributions."

Revolving Credit Facility

To provide additional liquidity following the offering, we anticipate entering into a revolving credit facility with an affiliate of BP at or prior to the closing of this offering. The new credit facility initially will have a borrowing capacity of approximately $600.0 million, under which we expect approximately $15.0 million will be drawn at or shortly after closing for working capital purposes. The credit facility will provide for certain covenants, including the requirement to maintain a consolidated leverage ratio not to exceed 5.0 to 1.0, subject to a temporary increase in such ratio to 5.50 to 1.0 in connection with certain material acquisitions. In addition, the limited liability company agreement of our general partner requires the approval of BP Holdco prior to the incurrence of any indebtedness that would cause our ratio of total indebtedness to consolidated EBITDA (as defined in the credit facility) to exceed 4.5 to 1.0.

The credit facility will also contain customary events of default, such as (i) nonpayment of principal when due, (ii) nonpayment of interest, fees or other amounts, (iii) breach of covenants, (iv) misrepresentation, (v) cross-payment default and cross-acceleration (in each case, to indebtedness in excess of $75 million) and (vi) insolvency. Additionally, our revolving credit facility will limit our ability to, among other things: (i) incur or guarantee additional debt, (ii) redeem or repurchase units or make distributions under certain circumstances; and (iii) incur certain liens or permit them to exist. Indebtedness under this facility will bear interest at the 3 month LIBOR plus 0.85%. This facility will include customary fees, including a commitment fee of 0.10% and a utilisation fee of 0.20%.

combined financial statements of our Predecessor related to these contingencies are based on the best estimates and judgments available, the actual outcomes could differ from our estimates. Additional information about certain legal proceedings and environmental matters appears in Notes 2 and 10 to the audited combined financial statements of our Predecessor appearing elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. Since we do not take ownership of the crude oil, natural gas, refined products or diluent that we transport for our customers, and we do not engage in the trading of any commodities, we have limited direct exposure to risks associated with fluctuating commodity prices. Our long-term transportation agreements and tariffs for crude oil shipments include an FLA. The FLA provides additional revenue for us.

Due to the lack of storage facilities on BP2, we do not take physical possession of the allowance oil as a result of our services, but record the volumes accumulated as a receivable from the customer. We cash settle allowance receivable with the customer when the volumes reach a certain level. The settlement prices are determined based on the calendar-month average prices during the month of settlement and the month prior to the settlement.

Allowance oil income is subject to more volatility than transportation revenue, as it is directly dependent on commodity prices. As a result, the income we realize under our loss allowance provisions will increase or decrease as a result of changes in underlying commodity prices. Based on forecasted volumes and prices, a $5 per barrel change in each applicable commodity price would change revenue by approximately $1.2 million for the twelve-month period ending December 31, 2018. We do not intend to enter into any hedging agreements to mitigate our exposure to decreases in commodity prices through our loss allowances.

BUSINESS

Overview

We are a fee-based, growth-oriented master limited partnership recently formed by BP Pipelines, an indirect wholly owned subsidiary of BP, to own, operate, develop and acquire pipelines and other midstream assets. Our initial assets consist of interests in entities that own crude oil, natural gas, refined products and diluent pipelines serving as key infrastructure for BP and other customers to transport onshore crude oil production to BP's Whiting Refinery and offshore crude oil and natural gas production to key refining markets and trading and distribution hubs. Certain of our assets deliver refined products and diluent from the Whiting Refinery and other U.S. supply hubs to major demand centers.

We own one onshore crude oil pipeline system, one onshore refined products pipeline system, one onshore diluent pipeline system, interests in four offshore crude oil pipeline systems and an interest in one offshore natural gas pipeline system. Our onshore crude oil pipeline, BP2, indirectly links Canadian crude oil production with BP's Whiting Refinery, the largest refinery in the Midwest, at which BP recently completed a significant modernization project. Our River Rouge refined products pipeline system connects the Whiting Refinery to the Detroit refined products market. Our Diamondback diluent pipeline indirectly connects the Whiting Refinery and other diluent supply sources to a third-party pipeline for ultimate delivery to the Canadian oil sands production areas. The offshore crude oil pipeline systems, which include Mars and, through our ownership in Mardi Gras, Caesar, Proteus and Endymion, link major offshore production areas in the Gulf of Mexico with the Gulf Coast refining and distribution hubs. The offshore natural gas pipeline system, Cleopatra (also owned through our ownership interest in Mardi Gras), links offshore production areas in the Gulf of Mexico to an offshore pipeline for ultimate delivery to shore.

We have historically generated substantially all of our revenue under long-term agreements or FERC-regulated generally applicable tariffs by charging fees for the transportation of products through our pipelines. At the closing of this offering, substantially all of our aggregate revenue on BP2, Diamondback, and River Rouge will be supported by commercial agreements with BP Products. BP Products will enter into minimum volume commitment agreements with respect to BP2, River Rouge and Diamondback at closing that will have terms running through December 31, 2020. We also have an existing minimum volume commitment agreement on Diamondback, with a term running through June 30, 2020. We believe these agreements will promote stable and predictable cash flows, and estimate that for the year ending December 31, 2018, 95% of projected revenues, including the pro rata portion of our interest in the revenues of Mars and the Mardi Gras Joint Ventures, will be generated under fee-based contracts. BP Pipelines has also granted us a right of first offer with respect to its retained ownership interest in Mardi Gras and all of its interests in midstream pipeline systems and assets related thereto in the contiguous United States and offshore Gulf of Mexico that are owned by BP Pipelines at the closing of this offering. Please read "—Our Commercial Agreements with BP" below for a description of these agreements.

Business Strategies

Our primary business objectives are to generate stable and predictable cash flows and increase our quarterly cash distribution per unit over time while maintaining the safe and reliable operation of our assets.

- *Maintain Safe and Reliable Operations.* We are committed to safe, reliable and efficient operations, which are key components in generating stable cash flows. We strive for operational excellence by using BP Pipelines' existing programs to integrate health, occupational safety, process safety and environmental principles throughout our business with a commitment to continuous improvement. BP Pipelines' employees have and will continue to operate each of the Contributed Assets and have historically operated each of the Mardi Gras Joint Ventures. An affiliate of Shell operates Mars and, beginning in the third quarter of 2017, each of the Mardi Gras Joint Ventures. Both BP Pipelines and Shell are industry-leading pipeline operators that have been recognized for safety and reliability and continually invest in the

- ***Strategically Located and Highly Integrated Assets.*** Our initial assets are primarily located in the Midwestern United States and in the Gulf of Mexico and are strategic to BP's North American operations.

  - ***Onshore Assets***. Our Midwestern assets play a critical role in maintaining a supply of Canadian heavy crude oil to, and moving refined products and diluent from, the Whiting Refinery. BP's Whiting Refinery is the largest refinery in the Midwest and is well positioned to access Canadian heavy crude oil. In 2013, BP finished a multi-billion dollar, multi-year modernization project at the Whiting Refinery that was one of the largest downstream initiatives in the history of BP. This project provided the Whiting Refinery with the flexibility to shift from processing primarily higher-cost sweet crude to discounted heavy crude oil, largely from Canada. BP is making further investments to increase the Whiting Refinery's heavy crude capacity from 325 kbpd towards 350 kbpd by 2020. In order to position the Whiting Refinery to access additional Canadian crude supply, BP made a capital investment in BP2 to expand its capacity from approximately 240 kbpd to 475 kbpd. Our BP2 pipeline is strategically advantaged as the Whiting Refinery's primary source of Canadian crude oil, although BP also has access to an alternative crude oil pipeline that delivers crude oil to the Whiting Refinery.

  - ***Offshore Assets.*** Our Gulf of Mexico assets link BP and third-party producers' offshore crude oil and natural gas production to the Gulf Coast refining and processing markets, and are located in areas of the Gulf of Mexico that are experiencing production growth and are expected to provide additional transportation volumes. Our assets will become an increasingly important link to onshore markets following Shell's recently sanctioned multi-billion dollar investment in the Appomattox platform and BP's recently sanctioned $9 billion investment in Mad Dog. Due to the difficulty of obtaining construction permits, the capital intensive nature of offshore midstream assets and the remaining capacity in existing offshore pipelines, we believe offshore assets such as ours are well-positioned to capture new volumes from the Gulf of Mexico.

- ***Stable and Predictable Cash Flows.*** Our assets primarily consist of interests in common carrier pipeline systems that generate stable revenue under FERC-regulated tariffs and long-term fee-based transportation agreements. At the closing of this offering, substantially all of our aggregate revenue on BP2, River Rouge and Diamondback will be supported by long-term commercial agreements with BP Products that include minimum volume commitments. We believe these agreements will promote our cash flow stability and predictability. BP Products' minimum volume commitments under these agreements are expected to support approximately 52% of our projected revenues for the twelve months ending December 31, 2018, including the pro rata portion of our interest in the revenues of Mars and the Mardi Gras Joint Ventures. We also believe that our strong position as the outlet for major offshore production with growing production activity as well as our strategic importance to the Whiting Refinery will provide us with sustainable and growing cash flows.

- ***Financial Flexibility.*** At the closing of this offering, we will enter into a revolving credit facility with an affiliate of BP with $600.0 million in available capacity, under which we expect approximately $15.0 million will be drawn at or shortly after the closing of this offering for working capital purposes. We believe that we will have the financial flexibility to execute our growth strategy through borrowing capacity under our revolving credit facility and access to capital markets.

- ***Experienced Management Team.*** Our management team has substantial experience in the management and operation of pipelines and other midstream assets. Our management team also has expertise in executing optimization strategies in the midstream sector. Our management team includes many of BP Pipelines' and BP's senior management, who average over 30 years of experience in the energy industry.

during any month through December 31, 2020, then BP Products will pay us a deficiency payment equal to the volume of the deficiency multiplied by the contractual deficiency rate which is calculated based on the applicable tariff rates then in effect (the "Deficiency Payment"). The amount of any Deficiency Payment paid by BP Products under this agreement may be applied as a credit for any volumes transported on River Rouge in excess of BP Products' minimum volume commitment during the calendar year in which such credits arose, after which time any unused credits will expire.

Diamondback Throughput and Deficiency Agreements. We are a party to two throughput and deficiency agreements with BP Products for Diamondback. Under the first such agreement, if BP Products fails to transport its minimum throughput volume on our Diamondback pipeline from Gary, Indiana to Manhattan, Illinois during any of the twelve month periods beginning on the effective date of the agreement and each successive anniversary thereafter through June 30, 2020, then BP Products will pay us the Deficiency Payment during such period. Under the second such agreement, if BP Products fails to transport its minimum throughput volume on our Diamondback pipeline from Gary, Indiana to Manhattan, Illinois during any month through December 31, 2020, then BP Products will pay us a Deficiency Payment. The amount of any deficiency payment paid by BP Products under this agreement may be applied as a credit for any volumes transported on our Diamondback pipeline in excess of BP Products' minimum volume commitment during the calendar year in which such credits arose, after which time any unused credits will expire.

Termination of Throughput and Deficiency Agreements. BP Products will have the right to terminate these agreements if we fail to perform any of our material obligations and fail to correct such non-performance within specified periods, or, for the agreements that run through December 31, 2020, in the event of a change of control of our general partner.

BP Products is not permitted to suspend or reduce its obligations under these agreements in connection with the shutdown of the Whiting Refinery for any reason other than certain force majeure events, including for scheduled turnarounds or other regular servicing or maintenance.

Under these agreements, if a force majeure event occurs and renders us or BP Products unable to meet our respective obligations under the agreement and continues for 365 consecutive days or more, then the party not claiming non-performance due to such force majeure event shall have the right to terminate the agreement on no less than 30 days' prior written notice to the other party.

Right of First Offer

Upon the closing of this offering, we will enter into an omnibus agreement with BP Pipelines under which BP Pipelines will grant us a right of first offer, for a period ending on the earlier of (i) seven years after the closing of this offering or (ii) the date on which BP Pipelines or its affiliates cease to control our general partner, to acquire BP Pipelines' retained ownership interest in Mardi Gras and all of BP Pipelines' interests in midstream pipeline systems and assets related thereto in the contiguous United States and offshore Gulf of Mexico that are owned by BP Pipelines at the closing of this offering. In addition to BP Pipelines' retained ownership interest in Mardi Gras, the assets subject to our ROFO include five crude oil and natural gas liquid pipeline systems with an aggregate gross length of approximately 1,820 miles and an aggregate gross capacity of approximately 1,920 kbpd and nine refined products pipeline systems with an aggregate gross length of approximately 1,940 miles and an aggregate gross capacity of approximately 620 kbpd, all as of the closing of this offering.

The consideration to be paid by us for the Subject Assets, as well as the consummation and timing of any acquisition by us of those assets, would depend upon, among other things, the timing of BP Pipelines' decision to sell those assets and our ability to successfully negotiate a price and other mutually agreeable purchase terms for those assets. Please read "Risk Factors—Risks Related to Our Business—If we are unable to make acquisitions on economically acceptable terms from BP or third parties, our future growth would be limited, and any acquisitions we may make may reduce, rather than increase, our cash flows and ability to make distributions to

Shell. Under the omnibus agreement we are required to reimburse BP for all costs attributable to operating personnel services. Please read "Management—Management of BP Midstream Partners LP."

A portion of the operations personnel who will provide services for our onshore assets are represented by labor unions. We consider our labor relations to be good and have not experienced any material work stoppages or other material labor disputes within the last five years.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the ordinary course of business, we are not a party to any litigation or governmental or other proceeding that we believe will have a material adverse impact on our financial position, results of operations, or liquidity. In addition, under our omnibus agreement, BP Pipelines will indemnify us for certain liabilities relating to litigation matters attributable to the ownership or operation of the contributed assets prior to the closing of this offering. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Formation Transactions—Omnibus Agreement."

September 2013, Mr. Christison also led BP's oil, gas, chemicals, carbon and finance trading business for the Eastern Hemisphere, covering the Middle East, Southern & East Africa, Australia, India, South East Asia and China. Mr. Christison has 20 years of international experience in Oil, Gas and Power industries, holding a number of senior roles in Supply & Trading, Refining & Marketing and Logistics for Mobil Oil Corporation and BP plc. Mr. Christison is a member of the boards of directors of BP Americas Diversity and Inclusion Council, Commodities Futures Trading Commission (CFTC) Global Markets Advisory Committee, Futures Industry Association, Commodity Markets Council, British American Business Council, Chicago Shakespeare Theatre and the Chicago Urban League. Mr. Christison is a graduate of Edinburgh University with a degree in Chemical Engineering and has an MBA from Warwick Business School. We believe that Mr. Christison's extensive experience in the energy industry, particularly his experience in supply and trading, makes him qualified to serve as a member of the board of directors of our general partner.

Walter Clements has been nominated to serve as an independent member of our board of directors, effective concurrently with this offering. Since August 2012, Mr. Clements has served as a Teaching Professor of Finance for University of Notre Dame's Mendoza College of Business. Previously, from August 2010 to July 2012, Mr. Clements served as a Visiting Lecturer of Finance at Indiana University. Additionally, Mr. Clements currently consults for new ventures and has 28 years of experience in the energy industry. Mr. Clements has an undergraduate degree in Accounting from Indiana University, and MBA from the University of Chicago, and is a Certified Public Accountant. We believe that Mr. Clements' extensive experience in finance makes him qualified to serve as a member of the board of directors of our general partner.

Director Independence

In accordance with the rules of the NYSE, our general partner must have at least one independent director prior to the listing of our common units on the NYSE, one additional independent director within three months of the effectiveness of the registration statement of which this prospectus forms a part, and one additional independent director within 12 months of that date.

Committees of the Board of Directors

The board of directors of our general partner will have a standing audit committee and an ad-hoc conflicts committee. We do not expect that we will have a compensation committee, but rather that the board of directors of our general partner will approve equity grants to eligible directors and employees.

Audit Committee

We are required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act. We will avail ourselves of transitional relief under NYSE rules that permits us to have one audit committee member prior to the listing of our common units on the NYSE, one additional audit committee member within three months of the effectiveness of the registration statement of which this prospectus forms a part, and the third audit committee member within 12 months of that date. The audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to (1) retain and terminate our independent registered public accounting firm, (2) approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm, and (3) pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and our management.

(iii) require awards to be surrendered in exchange for a cash payment, (iv) cancel unvested awards without payment or (v) make adjustments to awards as the committee deems appropriate to reflect the change in control.

Amendment or Termination of LTIP.

The committee, at its discretion, may terminate the LTIP at any time with respect to the common units for which a grant has not previously been made. The committee also has the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award made.

Termination of Employment or Service.

The consequences of the termination of a participant's employment, consulting arrangement or membership on the board of directors on any LTIP award will be determined by the committee in the terms of the relevant award agreement.

Malus and Clawback.

Awards granted under the LTIP, may be subject to malus and/or clawback: (i) if so required by applicable law or any applicable securities exchange listing standards and/or (ii) in the event the committee determines that certain circumstances, as described in the LTIP, have occurred.

Director Compensation

We and our general partner were formed in May 2017 and, as such, have not accrued or paid any obligations with respect to compensation for directors for any periods prior to the completion of this offering.

The executive officers or employees of our general partner or of BP Pipelines or its affiliates who also serve as directors of our general partner will not receive any additional compensation from us for their service as a director of our general partner.

Directors of our general partner who are not also officers or employees of BP Pipelines or its affiliates ("non-employee directors") will receive compensation for services on our general partner's board of directors and committees thereof. In connection with this offering, we will approve and implement a non-employee director compensation program that consists of:

- An annual cash retainer of up to $85,000, payable quarterly in arrears;

- For the chairman of the Audit Committee, an additional cash retainer of $20,000, payable quarterly in arrears; and

- An annual equity-based award granted under the LTIP with an aggregate fair market value of $75,000 on the applicable date of grant.

For fiscal year 2017, we currently anticipate that the annual equity-based award will be granted as soon as practicable following the close of this offering and will consist of phantom units that will generally vest on the first anniversary of the date of grant but will not be settled until the second anniversary of the vesting date, subject to certain conditions and exceptions.

Each member of the board of directors of our general partner will be indemnified for his actions associated with being a director to the fullest extent permitted under Delaware law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of units of BP Midstream Partners LP that will be issued upon the consummation of this offering and the related formation transactions and held by beneficial owners of 5% or more of the units, by each director, director nominee and named executive officer of our general partner and by the directors, director nominee and executive officers of our general partner as a group. The table assumes the underwriters' option to purchase additional common units from us is not exercised. The percentage of units beneficially owned is based on 52,375,535 common units and 52,375,535 subordinated units being outstanding immediately following this offering.

Name of Beneficial Owner(1)	Common Units to be Beneficially Owned	Percentage of Common Units to be Beneficially Owned	Subordinated Units to be Beneficially Owned	Percentage of Subordinated Units to be Beneficially Owned	Percentage of Total Common and Subordinated Units to be Beneficially Owned
BP Midstream Holdings LLC(2)	9,875,535	18.9%	52,375,535	100%	59.4%
Robert P. Zinsmeister	—	—	—	—	—
Craig W. Coburn	—	—	—	—	—
Gerald J. Maret	—	—	—	—	—
Mark Frena	—	—	—	—	—
Hans F. Boas	—	—	—	—	—
Brian D. Smith	—	—	—	—	—
J. Douglas Sparkman	—	—	—	—	—
Clive Christison	—	—	—	—	—
Walter Clements	—	—	—	—	—
Directors, director nominee and executive officers as a group (9 persons)	—	—	—	—	—

(1) The address for all beneficial owners in this table is 501 Westlake Park Boulevard, Houston, Texas 77079.

(2) BP Holdco is a wholly owned subsidiary of BP Pipelines (North America) Inc. and owns the common and subordinated units presented above. BP Pipelines (North America) Inc. may be deemed to beneficially own the units held by BP Holdco.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, assuming that the underwriters do not exercise their option to purchase additional common units, BP Holdco will own 9,875,535 common units and 52,375,535 subordinated units representing an aggregate approximately 59.4% limited partner interest in us (excluding the incentive distribution rights, which cannot be expressed as a fixed percentage), and will own and control our general partner. BP Holdco will also appoint all of the directors of our general partner, which will own a non-economic general partner interest in us and will own the incentive distribution rights.

The terms of the transactions and agreements disclosed in this section were determined by and among affiliated entities and, consequently, are not the result of arm's length negotiations. These terms are not necessarily at least as favorable to the parties to these transactions and agreements as the terms that could have been obtained from unaffiliated third parties.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of BP Midstream Partners LP.

Formation Stage

The aggregate consideration received by our general partner and its affiliates, including BP Pipelines, for the Contributed Interests	• 9,875,535 common units; • 52,375,535 subordinated units; • our incentive distribution rights; and We will distribute the $804.8 million of net proceeds from this offering (after deducting the underwriting discounts and the expenses of this offering) to BP Pipelines. To the extent the underwriters exercise their option to purchase additional common units, we will issue such units to the public and distribute the net proceeds BP Pipelines. Any common units not purchased by the underwriters pursuant to their option will be issued to BP Holdco.

Operational Stage

Distributions of cash available for distribution to our general partner and its affiliates	We make cash distributions to our unitholders, including affiliates of our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to 50.0% of the distributions above the highest target distribution level. Assuming we have sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $65.4 million on their units.

License of Trademarks. BP America Inc. will grant us a nontransferable, nonexclusive, royalty-free worldwide right and license to use certain trademarks and tradenames owned by BP.

ROFO. BP Pipelines will agree and will cause its affiliates to agree that if, at any time prior to the earlier of the seventh anniversary of the closing of this offering and the date on which BP Pipelines or its affiliates cease to control our general partner, BP Pipelines or any of its affiliates decide to attempt to sell (other than to another affiliate of BP Pipelines) the Subject Assets, BP Pipelines or its affiliate will notify us of its desire to sell such Subject Assets and, prior to selling such Subject Assets to a third party, will allow us 45 days from such notice to make a binding written offer regarding the such Subject Assets. Following receipt of any such offer, BP Pipelines or its affiliate will negotiate with us exclusively and in good faith for a period of 60 days in order to give us an opportunity to enter into definitive agreements for the purchase and sale of such Subject Assets on terms that are mutually acceptable to BP Pipelines or its affiliate and us. If (i) we do not deliver a binding written offer regarding such Subject Assets within 45 days of receiving notice of BP Pipelines or its affiliates' desire to sell such Subject Assets, or (ii) if we and BP Pipelines or its affiliate have not entered into a letter of intent or a definitive purchase and sale agreement with respect to such Subject Assets within such 60-day negotiation period, then BP Pipelines or its affiliate may enter into a definitive transfer agreement with any third party with respect to such Subject Assets on terms and conditions that are acceptable to BP Pipelines or its affiliate and such third party.

Termination. The omnibus agreement, except for the indemnification provisions, will terminate by written agreement of all the parties thereto or by BP Pipelines or us immediately at such time as BP Pipelines ceases to indirectly control our general partner.

Contracts with Affiliates

Mardi Gras Limited Liability Company Agreement

General. At the closing of this offering, we, BP Pipelines and Standard Oil will enter into an amended and restated limited liability company agreement for Mardi Gras (the "Mardi Gras LLC Agreement") that provides us with a 20.0% managing member interest in Mardi Gras and BP Pipelines and Standard Oil will retain a 79.0% and a 1.0% interest in Mardi Gras, respectively. The Mardi Gras LLC Agreement will govern the ownership and management of Mardi Gras. The purpose of Mardi Gras under the Mardi Gras LLC Agreement shall be to engage directly or indirectly in any lawful business activity that is approved by us as the managing member, which shall include the voting of Mardi Gras' ownership interests in each of the Mardi Gras Joint Ventures.

Governance. Under the Mardi Gras LLC Agreement, Mardi Gras will be managed by us in our capacity as managing member. Except as otherwise expressly provided in the Mardi Gras LLC Agreement, all management powers over the business and affairs of Mardi Gras, including the voting of its ownership interests in the Mardi Gras Joint Ventures, shall be exclusively vested in us as the managing member, and no other member of Mardi Gras shall have any management power over the business and affairs of the company.

For purposes of the management and voting of each member's respective interests in Mardi Gras, each member of Mardi Gras shall be represented by a designated representative appointed by such member. Meetings of the members shall be held at such times and locations as we determine in our sole discretion as managing member. The presence of each member of Mardi Gras, or its respective designated representative, in person or by proxy shall constitute a quorum at a meeting of members.

Notwithstanding the foregoing, the following actions shall require the unanimous approval of all members:

- the sale, lease, transfer, pledge or other disposition of any of Mardi Gras' interests in any of the Mardi Gras Joint Ventures;

- other than equity securities issued upon exercise of convertible or exchangeable securities authorized with the unanimous approval of all members of Mardi Gras, the authorization, sale and/or issuance by Mardi

Gras or any of the Mardi Gras Joint Ventures of any of their respective equity securities or interests, including the granting of any options to do the same;

- the incurrence of any indebtedness by Mardi Gras or any of the Mardi Gras Joint Ventures, the incurrence of any indebtedness by any other person secured by any lien on any property of Mardi Gras or any of the Mardi Gras Joint Ventures, or the guarantee by Mardi Gras or any of the Mardi Gras Joint Ventures of the debts of any other person;

- the approval of the annual budget of Mardi Gras, including the approval of the amount of cash reserves to be set aside before payment of any distributions to the members;

- any repurchase or redemption by Mardi Gras or any of the Mardi Gras Joint Ventures of any debt or equity securities;

- any merger, consolidation or share exchange of Mardi Gras or any of the Mardi Gras Joint Ventures with or into any person, or any similar business combination transaction;

- any filing for bankruptcy, liquidation, dissolution or winding up of Mardi Gras or any of the Mardi Gras Joint Ventures or any event that would cause a dissolution or winding up of Mardi Gras or any of the Mardi Gras Joint Ventures or any consent to any such action;

- any amendment or repeal of the certificate of formation of Mardi Gras or the Mardi Gras LLC Agreement;

- any capital contributions to Mardi Gras or any of the Mardi Gras Joint Ventures; and

- approving of or granting an option to perform any actions that are intended to accomplish any of the foregoing.

In lieu of a meeting, the members may elect to act by unanimous written consent of representatives that could have taken action at the meeting of the members.

Quarterly Cash Distributions.   The Mardi Gras LLC Agreement will provide for quarterly cash distributions to the members equal to the company's "distributable cash," which will be defined to include the cash and cash equivalents of Mardi Gras less the amount of any cash reserves established by the unanimous approval of all members.

Capital Calls to the Members.   Under the Mardi Gras LLC Agreement, from time to time by unanimous approval of all members, we may issue a capital call request to the members of Mardi Gras for capital contributions. We shall specify the purpose for which the funds are to be applied and the date on which payments of capital contributions shall be made and method of payment.

Transfer Restrictions.   Under the Mardi Gras LLC Agreement, we, as managing member, may not transfer all or any part of our interests in Mardi Gras to any person without first obtaining the written approval of each of the other Members, subject to certain exceptions. Each of the other members may, in its sole discretion, transfer all or any part of its interest without approval from any other member, subject to the ROFO that we have been granted with respect to BP Pipelines' interest in Mardi Gras under the omnibus agreement. Each transferee shall execute and deliver to Mardi Gras such instruments that we, as managing member, deem necessary or appropriate to effectuate the admission of such transferee as a member and to confirm the agreement of such transferee to be bound by all the terms and provisions of the Mardi Gras LLC Agreement.

Termination.   The Mardi Gras LLC Agreement provides that Mardi Gras will dissolve only upon the occurrence of any of the following events:

- at any time when there are no members, unless the business of Mardi Gras is continued under the Delaware Limited Liability Company Act;

- the written consent of all members to dissolve the company;

- an "event of withdrawal" (as defined in the Delaware Limited Liability Company Act) of the managing member; or

- the entry of a decree of judicial dissolution of Mardi Gras pursuant to Section 18-802 of the Delaware Limited Liability Company Act.

Revolving Credit Facility

To provide additional liquidity following the offering, we anticipate entering into a revolving credit facility with an affiliate of BP at or prior to the closing of this offering. The new credit facility initially will have a borrowing capacity of approximately $600.0 million, under which we expect approximately $15.0 million will be drawn at or shortly after closing for working capital purposes. The credit facility will provide for certain covenants, including the requirement to maintain a consolidated leverage ratio not to exceed 5.0 to 1.0, subject to a temporary increase in such ratio to 5.50 to 1.0 in connection with certain material acquisitions. In addition, the limited liability company agreement of our general partner requires the approval of BP Holdco prior to the incurrence of any indebtedness that would cause our ratio of total indebtedness to consolidated EBITDA (as defined in the credit facility) to exceed 4.5 to 1.0.

The credit facility will also contain customary events of default, such as (i) nonpayment of principal when due, (ii) nonpayment of interest, fees or other amounts, (iii) breach of covenants, (iv) misrepresentation, (v) cross-payment default and cross-acceleration (in each case, to indebtedness in excess of $75 million) and (vi) insolvency. Additionally, our revolving credit facility will limit our ability to, among other things: (i) incur or guarantee additional debt, (ii) redeem or repurchase units or make distributions under certain circumstances; and (iii) incur certain liens or permit them to exist. Indebtedness under this facility will bear interest at the 3 month LIBOR plus 0.85%. This facility will include customary fees, including a commitment fee of 0.10% and a utilisation fee of 0.20%. The credit facility will be subject to definitive documentation, closing requirements and certain other conditions.

Transportation Revenues

During the two years ended December 31, 2016 and 2015, our Predecessor recognized transportation revenues of $98.2 million and $101.1 million, respectively, related to volumes transported on the Contributed Assets from companies affiliated with BP.

During the six months ended June 30, 2017 and 2016, our Predecessor recognized transportation revenues of $52.1 million and $55.9 million, respectively, related to volumes transported on the Contributed Assets from companies affiliated with BP.

These transactions were conducted at posted tariff rates or prices that we believe approximate market rates. These amounts do not include revenues from unconsolidated equity investments. The transportation revenues recognized during these periods include FLA amounts settled with BP. At the closing of this offering, we also expect to enter into an agreement with an affiliate of BP governing the sale of crude oil acquired as FLA under the applicable crude oil tariffs whereby the partnership will continue to settle its FLA collected volumes with such affiliate of BP. In addition to the tariff-based transportation revenue, there was an arrangement between an affiliate of BP and BP Pipelines to reimburse certain expenses incurred for the benefit of BP2 of approximately $1.0 million per year. During the six months ended June 30, 2017 and 2016, we recognized transportation service revenues of $0.4 million and $0.5 million, respectively, under this agreement. During each of the years ended December 31, 2016 and 2015, we recognized transportation service revenues of $1.0 million under this agreement. This contract expired in April 2017.

Throughput and Deficiency Agreements

At the closing of this offering, we will have commercial agreements with BP Products that will include minimum volume commitments and that initially will support substantially all of our aggregate revenue on BP2,

- approved by the holders of a majority of the outstanding common units, excluding any such units owned by our general partner or any of its affiliates.

Our general partner may, but is not required to, seek the approval of such resolutions or courses of action from the conflicts committee of its board of directors or from the holders of a majority of the outstanding common units as described above. If our general partner does not seek approval from the conflicts committee or from holders of common units as described above and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of us or any of our unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner may consider any factors they determine in good faith to consider when resolving a conflict. An independent third party is not required to evaluate the resolution. Under our partnership agreement, all determinations, other actions or failures to act by our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) will be presumed to be "in good faith" and in any proceeding brought by or on behalf of us or any of our unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith. Please read "Management—Committees of the Board of Directors—Conflicts Committee" for information about the conflicts committee of our general partner's board of directors.

Conflicts of interest could arise in the situations described below, among others:

Actions taken by our general partner may affect the amount of cash available to pay distributions to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

- amount and timing of asset purchases and sales;

- cash expenditures;

- borrowings;

- entry into and repayment of current and future indebtedness;

- issuance of additional units; and

- the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

- enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

- hastening the expiration of the subordination period.

In addition, our general partner may use an amount, initially equal to $110.0 million, which would not otherwise constitute operating surplus, in order to permit the payment of distributions on subordinated units and the incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read "How We Make Distributions to Our Partners."

affiliates, is required for the withdrawal of our general partner prior to December 31, 2027 in a manner that would cause a dissolution of our partnership. Please read "—Withdrawal or Removal of Our General Partner."

Removal of our general partner	For cause with not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. Please read "—Withdrawal or Removal of Our General Partner."
Transfer of our general partner interest	No approval right. Please read "—Transfer of General Partner Interest."
Transfer of incentive distribution rights	No approval right. Please read "—Transfer of Subordinated Units and Incentive Distribution Rights."
Transfer of ownership interests in our general partner	No approval right. Please read "—Transfer of Ownership Interests in Our General Partner."

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates after the offering and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific prior approval of our general partner.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

- arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

- brought in a derivative manner on our behalf;

- asserting a claim of breach of a duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

- asserting a claim arising pursuant to any provision of the Delaware Act; or

- asserting a claim governed by the internal affairs doctrine

shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. In addition, our partnership agreement provides that each limited partner irrevocably waives the right to trial by jury in any such claim, suit, action or proceeding.

- enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, an affiliate of our general partner will own approximately 59.4% of our outstanding common and subordinated units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

- a change in our name, the location of our principal place of business, our registered agent or our registered office;

- the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

- a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed);

- cause us to be treated or restructured into an entity taxable as a corporation for US, federal or applicable state and local income tax purposes if our general partner determines it would be adverse to our interests not to do so;

- a change in our fiscal year or taxable year and related changes;

- an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

- an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

- any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

- an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

- any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

- conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

- any other amendments substantially similar to any of the matters described in the clauses above.

Withdrawal or Removal of Our General Partner

Because the withdrawal of our general partner can cause our dissolution without the approval of our limited partners, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2027 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2027, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. Our general partner's agreement not to withdraw prior to December 31, 2027 does not restrict the sale of the general partner or the general partner interest to a third party without unitholder consent as described in "—Transfer of General Partner Interest," because such transfer would not cause our dissolution. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read "—Transfer of General Partner Interest."

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read "—Dissolution."

Our general partner may not be removed unless that removal is for cause and is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33 $\frac{1}{3}$% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner's removal. At the closing of this offering, an affiliate of our general partner will own 59.4% of our outstanding limited partner units, including all of our subordinated units.

In the event of the removal of our general partner or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and the incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interest and all its and its affiliates' incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

216

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus and assuming that the underwriters do not exercise their option to purchase additional common units, BP Holdco will hold an aggregate of 9,875,535 common units and 52,375,535 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these common and subordinated units held by BP Holdco and its affiliates are subject to lock-up restrictions, as described below. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1% of the total number of common units outstanding, which will equal approximately 523,755 common units immediately after this offering; or
- the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least six months (provided we are in compliance with the current public information requirement), or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale would be entitled to freely sell those common units without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Partnership Agreement and Registration Rights

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type at any time without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "Our Partnership Agreement—Issuance of Additional Interests."

Under our partnership agreement, our general partner and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

income tax purposes would therefore appear to be fully taxable as ordinary income. A unitholder who is not treated as a partner in us as described above is urged to consult its own tax advisors with respect to the tax consequences applicable to such unitholder under its particular circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under "—Entity-Level Collections of Unitholder Taxes" and "—Administrative Matters—Information Returns and Audit Procedures", and assuming, our general partner does not make an election for us to be taxed as a corporation as a result of a change in tax law, with respect to payments we may be required to make on behalf of our unitholders, we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Common Units

A unitholder's tax basis in its common units initially will be the amount paid for those common units increased by the unitholder's initial allocable share of our liabilities. That basis generally will be (i) increased by the unitholder's share of our income and any increases in such unitholder's share of our liabilities, and (ii) decreased, but not below zero, by the amount of all distributions to the unitholder, the unitholder's share of our losses, and any decreases in its share of our liabilities. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to the unitholder, unless such distributions are of cash or marketable securities that are treated as cash and exceed the unitholder's tax basis in its common units, in which case the unitholder generally will recognize gain taxable in the manner described below under "—Disposition of Common Units."

Any reduction in a unitholder's share of our "nonrecourse liabilities" (liabilities for which no partner bears the economic risk of loss) will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder's percentage interest in us because of our issuance of additional common units may decrease such unitholder's share of our nonrecourse liabilities. For purposes of the foregoing, a unitholder's share of our nonrecourse liabilities generally will be based upon such unitholder's share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess nonrecourse liabilities allocated based on the unitholder's share of our profits. Please read "—Disposition of Common Units."

A non-pro rata distribution of money or property (including a deemed distribution as a result of the reallocation of our nonrecourse liabilities described above) may cause a unitholder to recognize ordinary income if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture and substantially appreciated "inventory items," both as defined in Section 751 of the Code ("Section 751 Assets"). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for a portion of the non-pro rata distribution. This deemed exchange will generally result in the unitholder's recognition of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis (typically zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2020, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flows, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct.

The actual ratio of taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of taxable income to cash distributions to a purchaser of common units in this offering will be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

- gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

- we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Limitations on Deductibility of Losses

A unitholder may not be entitled to deduct the full amount of loss we allocate to it because its share of our losses will be limited to the lesser of (i) the unitholder's adjusted tax basis in its common units, and (ii) in the case of a unitholder that is an individual, estate, trust or certain types of closely-held corporations, the amount for which the unitholder is considered to be "at risk" with respect to our activities. A unitholder will be at risk to the extent of its adjusted tax basis in its common units, reduced by (1) any portion of that basis attributable to the unitholder's share of our nonrecourse liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement, and (3) any amount of money the unitholder borrows to acquire or hold its common units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the common units for repayment. A unitholder subject to the at risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions deemed to result from a reduction in a unitholder's share of nonrecourse liabilities) cause the unitholder's at risk amount to be less than zero at the end of any taxable year.

Losses disallowed to a unitholder or recaptured as a result of the basis or at risk limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder's adjusted tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of common units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used, and will not be available to offset a unitholder's salary or active business income.

In addition to the basis and at risk limitations, a passive activity loss limitation limits the deductibility of losses incurred by individuals, estates, trusts, some closely-held corporations and personal service corporations from "passive activities" (such as, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will be available to offset only passive income generated by us. Passive losses that exceed a unitholder's share of passive income we generate may be deducted in full when a applicable penalties and interest) resulting from such audit adjustment directly from us, unless we elect to have our general partner and unitholders take any audit adjustment into account in accordance with their interests in us during the taxable year under audit. Similarly, for such taxable years, if the IRS makes audit adjustments to income tax returns filed by an entity in which we are a member or partner, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from such entity. Generally, we expect to elect to have our general partner and unitholders take any such audit adjustment into account in accordance with their interests in us during the taxable year under audit, but there can be no assurance that such election will be effective in all circumstances. With respect to audit adjustments as to an entity in which we are a member or partner, the Joint Committee of Taxation has stated that we would not be able to have our general partner and our unitholders take such audit adjustment into account. If we are unable to have our general partner and our unitholders take such audit adjustment into account in accordance with their interests in us during the taxable year under audit, our then current unitholders may bear some or all of the tax liability resulting from such audit adjustment, even if such unitholders did not own our units during the taxable year under audit. If, as a result of any such audit adjustment, we are required to make payments of taxes, penalties, and interest, we may require our unitholders and former unitholders to reimburse us for such taxes (including any applicable penalties or interest) or, if we are required to bear such payment our cash available for distribution to our unitholders might be substantially reduced. These rules are not applicable for taxable years beginning on or prior to December 31, 2017. Congress has proposed changes to the Bipartisan Budget Act, and we anticipate that amendments may be made. Accordingly, the manner in which these rules may apply to us in the future is uncertain.

Additionally, pursuant to the Bipartisan Budget Act of 2015, the Code will no longer require that we designate a Tax Matters Partner. Instead, for taxable years beginning after December 31, 2017, we will be required to designate a partner, or other person, with a substantial presence in the United States as the partnership representative ("Partnership Representative"). The Partnership Representative will have the sole authority to act on our behalf for purposes of, among other things, federal income tax audits and judicial review of administrative adjustments by the IRS. If we do not make such a designation, the IRS can select any person as the Partnership Representative. We currently anticipate that we will designate our general partner as the Partnership Representative. Further, any actions taken by us or by the Partnership Representative on our behalf with respect to, among other things, federal income tax audits and judicial review of administrative adjustments by the IRS, will be binding on us and all of the unitholders.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to "foreign financial institutions" (as specially defined in the Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States ("FDAP Income"), or gross proceeds from the sale or other disposition of any property of a type which can produce interest or dividends from sources within the United States ("Gross Proceeds") paid to a foreign financial institution or to a "non-financial foreign entity" (as specially defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these requirements may be subject to different rules.

Generally, these rules apply to current payments of FDAP Income and will apply to payments of relevant Gross Proceeds made on or after January 1, 2019. Thus, to the extent we have FDAP Income or we have Gross

UNDERWRITING

Citigroup Global Markets Inc. ("Citigroup"), Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter's name.

Underwriter	Number of Common Units
Citigroup Global Markets Inc.	
Goldman Sachs & Co. LLC	
Morgan Stanley & Co. LLC	
Barclays Capital Inc.	
Credit Suisse Securities (USA) LLC	
J.P. Morgan Securities LLC	
UBS Securities LLC	
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
Deutsche Bank Securities Inc.	
Mizuho Securities USA LLC	
MUFG Securities Americas Inc.	
BNP Paribas Securities Corp.	
Credit Agricole Securities (USA) Inc.	
SG Americas Securities, LLC	
Total	42,500,000

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units (other than those covered by the underwriters' option to purchase additional common units described below), subject to the satisfaction of the conditions contained in the underwriting agreement.

Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $ per common unit. If all the common units are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more common units than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 6,375,000 additional common units at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter's initial purchase commitment. Any common units issued or sold under the option will be issued and sold on the same terms and conditions as the other common units that are the subject of this offering.

We, our general partner, our general partner's officers and directors and BP Pipelines have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of

Citigroup, dispose of or hedge any common units or any securities convertible into or exchangeable for our common units (other than common units disposed of as bona fide gifts approved by Citigroup where each recipient of a gift of common units agrees in writing to be bound by the same restrictions in place for the transferor, common units issued pursuant to a Rule 10b5-1 plan prior to the expiration of the lock-up period, or common units purchased on the open market following this offering). Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time.

Prior to this offering, there has been no public market for our common units. Consequently, the initial public offering price for the common units was determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the common units will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common units will develop and continue after this offering.

We intend to apply to list our common units on the New York Stock Exchange under the symbol "BPMP."

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units.

	Paid by BP Midstream Partners LP	
	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay a structuring fee equal to an aggregate of 0.25% of the gross proceeds from this offering to Citigroup for the evaluation, analysis and structuring of our partnership.

We estimate that our portion of the total expenses of this offering will be $8.2 million. The underwriters have agreed to reimburse us $1.7 million (or $2.0 million if the underwriters exercise in full their option to purchase additional common units) for certain expenses in connection with this offering.

We have also agreed to reimburse the underwriters for up to $20,000 of reasonable fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority, Inc., or FINRA, of the terms of sale of the common units offered hereby.

In connection with the offering, the underwriters may purchase and sell common units in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters' option to purchase additional common units, and stabilizing purchases.

- Short sales involve secondary market sales by the underwriters of a greater number of common units than they are required to purchase in the offering.

  - "Covered" short sales are sales of common units in an amount up to the number of common units represented by the underwriters' option to purchase additional common units.

  - "Naked" short sales are sales of common units in an amount in excess of the number of common units represented by the underwriters' option to purchase additional common units.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Set forth below are the unaudited pro forma condensed combined balance sheet as of June 30, 2017 and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2017 and for the year ended December 31, 2016 (together with the notes to unaudited pro forma condensed combined financial statements, the "pro forma financial statements") of BP Midstream Partners LP (the "Partnership," "we," or "us"). Our pro forma financial statements have been derived from the historical combined financial statements of the predecessor of BP Midstream Partners LP (our "Predecessor"), which are included elsewhere in this prospectus. The historical combined financial statements of our Predecessor include all of the assets, liabilities and results of operations of (i) BP2, (ii) River Rouge and (iii) Diamondback (the "Contributed Assets"). The pro forma financial statements should be read in conjunction with the historical financial statements and accounting records of our Predecessor, Mars Oil Pipeline Company LLC ("Mars") and Mardi Gras Transportation System Inc., which was converted into Mardi Gras Transportation System Company LLC in May 2017 ("Mardi Gras").

We will own and operate the businesses of our Predecessor effective with the closing of our initial public offering (the "IPO"). The contribution of our Predecessor's business to us will be recorded at historical cost as it is considered to be a reorganization of entities under common control. The pro forma financial statements have been prepared on the basis that we will be treated as a partnership for U.S. federal income tax purposes.

Upon completion of this offering, we will also own a 28.5% interest in Mars and a 20.0% controlling economic interest in Mardi Gras. We will account for our investment in Mars using the equity method of accounting. We will consolidate Mardi Gras in our consolidated financial statements and reflect a noncontrolling interest of 80% retained by BP Pipelines (North America) Inc. ("BPPLNA" or "BP Pipelines") and its parent company, the Standard Oil Company ("Standard Oil").

The unaudited pro forma condensed combined balance sheet as of June 30, 2017 has been prepared as though the transaction occurred on June 30, 2017. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2017 and for the year ended December 31, 2016 have been prepared as though the transaction occurred on January 1, 2016. The ownership interest in Mars and Mardi Gras will be accounted for prospectively at the time of the contribution. The pro forma financial statements should be read in conjunction with the historical audited financial statements of our Predecessor, Mars and Mardi Gras and related notes set forth elsewhere in this prospectus.

The unaudited pro forma condensed combined financial statements give effect to the following:

- the contribution by BP Holdco of the Contributed Assets;

- the contribution by BP Holdco to us of a 28.5% ownership interest in Mars;

- the contribution by BP Holdco to us of a 20.0% ownership interest in Mardi Gras with the contractual right to vote the remaining 80% ownership interests in Mardi Gras held by BPPLNA and Standard Oil;

- our entry into an omnibus agreement with BPPLNA and certain of its affiliates, including our general partner, pursuant to which, among other things, we will pay an annual fee, initially $13.3 million, to BPPLNA for general and administrative services; and

- our entry into commercial agreements with BP Products North America Inc. ("BP Products") for our onshore pipelines pursuant to which we will provide transportation services to BP Products and BP Products will commit to pay us for minimum volumes of crude oil, refined products and diluent, regardless of whether such volumes are physically shipped by BP Products through our pipelines.

The unaudited pro forma condensed combined financial statements also reflect the following significant assumptions and transactions related to the IPO:

- the net proceeds to the Partnership of $804.8 million, which consists of $850.0 million of gross proceeds from the issuance and sale of 42,500,000 common units at an assumed initial offering price of $20.00 per unit, less underwriting discounts, structuring fees and offering expenses;

- the use of these net proceeds to make a cash distribution to BP Holdco; and

- our entry into a revolving credit facility with an affiliate of BP with $600.0 million in available capacity, under which we expect approximately $15.0 million will be drawn at or shortly after the closing of this offering for working capital purposes.

Upon completion of this offering, we anticipate incurring incremental third-party general and administrative expense of approximately $2.7 million per year as a result of being a publicly traded limited partnership, including costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations activities, external legal counsel, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. The unaudited pro forma condensed combined financial statements do not reflect these expenses because they are not currently factually supportable as we have not defined the scope of the services, terms or fees.

The adjustments to the historical audited and unaudited financial statements are based upon currently available information and certain estimates and assumptions. Actual effects of these transactions will differ from the pro forma adjustments. The pro forma financial statements are not necessarily indicative of the results that would have occurred if the transaction had been completed on the dates indicated or what could be achieved in the future. However, we believe that the assumptions provide a reasonable basis for presenting the significant effects of the formation transactions as contemplated and that the pro forma adjustments are factually supportable, give appropriate effect to the expected impact of events that are directly attributable to the formation of the Partnership, and reflect those items expected to have a continuing impact on the Partnership for purposes of the unaudited pro forma condensed combined statement of operations.

BP MIDSTREAM PARTNERS LP

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2017

	Predecessor (a)	Mars (b)	Mardi Gras						Investments Subtotal	Offering and Other Pro Forma Adjustments	Pro Forma
			Caesar	Cleopatra	Proteus	Endymion	Other Liabilities	Total Mardi Gras(c)			
					(in thousands of dollars)						
ASSETS											
Current assets											
Cash and cash equivalents	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 15,000(e)	$ 15,000
Accounts receivable from third parties	108	—	—	—	—	—	—	—	—	—	108
Accounts receivable from related parties	18,735	—	—	—	—	—	—	—	—	—	18,735
Allowance oil receivable	2,805	—	—	—	—	—	—	—	—	—	2,805
Prepaid expenses and other current assets	71	—	—	—	—	—	—	—	—	—	71
Total current assets	21,719	—	—	—	—	—	—	—	—	15,000	36,719
Equity method investments	—	66,262	125,278	124,568	89,180	90,124	—	429,780	496,042	—	496,042
Property, plant and equipment	70,392	—	—	—	—	—	—	—	—	—	70,392
Total Assets	$92,111	$66,262	$125,278	$124,568	$89,180	$90,124	$ —	$ 429,780	$ 496,042	$ 15,000	$ 603,153
LIABILITIES AND NET PARENT INVESTMENT/ PARTNERS'/MEMBERS' CAPITAL											
Current liabilities											
Accounts payable to third parties	$ 1,217	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 1,217
Accounts payable to related parties	192	—	—	—	—	—	—	—	—	—	192
Accrued liabilities	2,068	—	—	—	—	—	—	—	—	3,405(r)	5,473
Short-term debt	—	—	—	—	—	—	—	—	—	15,000(p)	15,000
Total current liabilities	3,477	—	—	—	—	—	—	—	—	18,405	21,882
Long-term liabilities											
Long-term portion of environmental remediation obligation	2,131	—	—	—	—	—	—	—	—	—	2,131
Deferred tax liabilities	6,398	—	—	—	—	—	102,928	102,928	102,928	(109,326)(o)	—
Total liabilities	12,006	—	—	—	—	—	102,928	102,928	102,928	(90,921)	24,013
Net parent investment	80,105	—	—	—	—	—	(102,928)	(102,928)	(102,928)	22,823(h)	—
Common unitholders—public										804,808(i)	804,808
Common unitholders—Holdco										(90,344)(i)	(90,344)
Subordinated unitholders—Holdco										(479,148)(i)	(479,148)
General partner										— (i)	—
Partners/members' capital	—	66,262	25,056	24,914	17,962	18,024	—	85,956	152,218	(152,218)(i)	—
Total net parent investment/ partners/members' capital	80,105	66,262	25,056	24,914	17,962	18,024	(102,928)	(16,972)	49,290	105,921	235,316
Noncontrolling interest in consolidated subsidiaries(d)	—	—	100,222	99,654	71,848	72,100	—	343,824	343,824	—	343,824
Total liabilities and net parent investment/partners'/members' capital	$92,111	$66,262	$125,278	$124,568	$89,810	$90,124	$ —	$ 429,780	$ 496,042	$ 15,000	$ 603,153

See accompanying notes to the unaudited pro forma condensed combined financial statements.

BP MIDSTREAM PARTNERS LP

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

	Predecessor (a)	Mars (b)	Mardi Gras: Caesar	Mardi Gras: Cleopatra	Mardi Gras: Proteus	Mardi Gras: Endymion	Mardi Gras: Other Expenses	Mardi Gras: Total Mardi Gras(c)	Investments Subtotal	Offering and Other Pro Forma Adjustments	Pro Forma
	(in thousands of dollars, except for per unit information)										
Revenue											
Third parties	$ 1,474	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 1,474
Related parties	52,054	—	—	—	—	—	—	—	—	— (r)	52,054
Total revenue	53,528	—	—	—	—	—	—	—	—	—	53,528
Costs and expenses											
Operating expenses—third parties	3,318	—	—	—	—	—	—	—	—	—	3,318
Operating expenses—related parties	3,867	—	—	—	—	—	5,444	5,444	5,444	(2,907)(j)	6,404
Maintenance expenses—third parties	1,289	—	—	—	—	—	—	—	—	—	1,289
Maintenance expenses—related parties	192	—	—	—	—	—	—	—	—	—	192
(Gain)/Loss from disposition of property, equipment and equity method investments, net	(6)	—	—	—	—	—	480	480	480(n)	—	474
General and administrative—third parties	44	—	—	—	—	—	—	—	—	—	44
General and administrative—related parties	2,361	—	—	—	—	—	2,173	2,173	2,173	2,116(l)	6,650
Depreciation	1,332	—	—	—	—	—	—	—	—	—	1,332
Property and other taxes	154	—	—	—	—	—	—	—	—	—	154
Total costs and expenses	12,551	—	—	—	—	—	8,097	8,097	8,097	(791)	19,857
Operating income (loss)	40,977	—	—	—	—	—	(8,097)	(8,097)	(8,097)	791	33,671
Income from equity investments	—	24,812	10,402	4,137	5,530	6,463	—	26,532	51,344	—	51,344
Other loss	(488)	—	—	—	—	—	—	—	—	—	(488)
Interest expense	—	—	—	—	—	—	—	—	—	300(q)	300
Income tax expense	15,816	—	—	—	—	—	6,452	6,452	6,452	(22,268)(o)	—
Net income (loss)	24,673	24,812	10,402	4,137	5,530	6,463	(14,549)	11,983	36,795	22,759	84,227
Less: net income attributable to noncontrolling interest(d)	—	—	(8,322)	(3,310)	(4,424)	(5,170)	—	(21,226)	(21,226)	—	(21,226)
Net income (loss) attributable to the Partnership	$24,673	$24,812	$ 2,080	$ 827	$ 1,106	$ 1,293	$(14,549)	$ (9,243)	$ 15,569	$ 22,759	$ 63,001
General partner's interest in net income											
Limited partners' interest in net income											
Net income per limited partners' unit (basic and diluted)											
Common units											$ 0.60(k)
Subordinated units											$ 0.60(k)
Weighted average number of limited partners' units outstanding (basic and diluted)											
Common units											52,375,535(k)
Subordinated units											52,375,535(k)

See accompanying notes to the unaudited pro forma condensed combined financial statements.

BP MIDSTREAM PARTNERS LP

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

			Mardi Gras										
	Predecessor (a)	Mars (b)	Caesar	Cleopatra	Proteus	Endymion	Okeanos	Other Expenses	Total Mardi Gras(c)	Okeanos (m)	Investments Subtotal	Offering and Other Pro Forma Adjustments	Pro Forma
	(in thousands of dollars, except for per unit information)												
Revenue													
Third parties	$ 4,845	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 4,845
Related parties	98,158	—	—	—	—	—	—	—	—	—	—	13,124(r)	111,282
Total revenue	103,003	—	—	—	—	—	—	—	—	—	—	13,124	116,127
Costs and expenses													
Operating expenses—third parties	8,111	—	—	—	—	—	—	—	—	—	—	—	8,111
Operating expenses—related parties	6,030	—	—	—	—	—	—	16,690	16,690	—	16,690	(10,875)(j)	11,845
Maintenance expenses—third parties	2,463	—	—	—	—	—	—	—	—	—	—	—	2,463
Maintenance expenses—related parties	455	—	—	—	—	—	—	—	—	—	—	—	455
Gain from disposition of equity method investments, net	—	—	—	—	—	—	—	(8,814)	(8,814)	—	(8,814)(n)	—	(8,814)
General and administrative—third parties	169	—	—	—	—	—	—	—	—	—	—	—	169
General and administrative—related parties	7,990	—	—	—	—	—	—	11,824	11,824	—	11,824	(6,514)(l)	13,300
Depreciation	2,604	—	—	—	—	—	—	—	—	—	—	—	2,604
Property and other taxes	366	—	—	—	—	—	—	—	—	—	—	—	366
Total costs and expenses	28,188	—	—	—	—	—	—	19,700	19,700	—	19,700	(17,389)	30,499
Operating income (loss)	74,815	—	—	—	—	—	—	(19,700)	(19,700)	—	(19,700)	30,513	85,628
Income from equity investments	—	41,831	14,110	5,961	7,902	8,527	1,391	—	37,891	(1,391)	78,331	—	78,331
Other income	520	—	—	—	—	—	—	—	—	—	—	—	520
Interest expense	—	—	—	—	—	—	—	—	—	—	—	717(q)	717
Income tax expense	29,465	—	—	—	—	—	—	6,460	6,460	—	6,460	(35,925)(o)	—
Net income (loss)	45,870	41,831	14,110	5,961	7,902	8,527	1,391	(26,160)	11,731	(1,391)	52,171	65,721	163,762
Less: Net income attributable to noncontrolling interest(d)	—	—	(11,288)	(4,769)	(6,322)	(6,821)	(1,113)	—	(30,313)	1,113	(29,200)	—	(29,200)
Net income (loss) attributable to the Partnership	$ 45,870	$41,831	$ 2,822	$ 1,192	$ 1,580	$ 1,706	$ 278	$(26,160)	$(18,582)	$ (278)	$ 22,971	$ 65,721	$ 134,562
General partner's interest in net income													
Limited partners' interest in net income													
Net income per limited partners' unit (basic and diluted)													
Common units													$ 1.28(k)
Subordinated units													$ 1.28(k)
Weighted average number of limited partners' units outstanding (basic and diluted)													
Common units													52,375,535(k)
Subordinated units													52,375,535(k)

See accompanying notes to the unaudited pro forma condensed combined financial statements.

BP MIDSTREAM PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
(in thousands of dollars unless otherwise indicated)

Pro Forma Footnotes

(a) Predecessor amounts represent the historical unaudited condensed combined balance sheet as of June 30, 2017 and its unaudited combined statement of operations for the six months then ended, and the historical audited combined statement of operations for the year ended December 31, 2016 derived from the unaudited combined financial statements of the Predecessor as of and for the six months ended June 30, 2017 and the audited combined financial statements of the Predecessor for the year ended December 31, 2016, respectively, included elsewhere in this prospectus. Such financial information reflects the historical financial position and results of operations of the Predecessor.

(b) In connection with this offering, BP Holdco will contribute a 28.5% interest in Mars to us. We will account for this investment using the equity method of accounting.

(c) In connection with this offering, BP Holdco will contribute a 20.0% interest in Mardi Gras to us. Through our 20.0% ownership interest and the right to vote the remaining 80.0% ownership interest retained by BPPLNA and Standard Oil, we will have control of Mardi Gras for accounting purposes, and therefore, consolidate the results of Mardi Gras.

(d) This pro forma adjustment reflects the 80.0% noncontrolling interest in Mardi Gras attributable to BPPLNA and Standard Oil.

(e) Reflects the following adjustments to cash:

Sources		Uses	
Proceeds from sale of common units (see note (f))	$850,000	Cash distribution to BP Holdco (see note (g))	$804,808
Borrowings under revolving credit facility (see note (p))	$ 15,000	Underwriters' discounts and offering expenses	45,192
		Cash and cash equivalents of BP Midstream Partners LP	$ 15,000
Total sources	$865,000	Total uses	$865,000

(f) Reflects the gross proceeds of $850.0 million from the issuance and sale of 42,500,000 common units in this offering at an assumed initial offering price of $20.00 per unit, before underwriting discounts and offering expenses.

(g) Reflects the cash distribution to BP Holdco of $804.8 million of the net proceeds from this offering.

(h) Reflects the elimination of BP Holdco's net investment in us and its reclassification to partners' capital.

(i) Reflects adjustments to partners' equity accounts as a result of this offering:

	(A) Reclassification from Net parent investment	(B) Net proceeds from IPO	(C) Distribution to BP Holdco	Total partners' capital
Common unitholders-public	$ —	$804,808	$ —	$ 804,808
Common unitholders-Holdco	37,331	—	(127,675)	(90,344)
Subordinated unitholders-Holdco	197,985	—	(677,133)	(479,148)
General partner-Holdco	—	—	—	—
Total partners' capital	$235,316	$804,808	$(804,808)	$ 235,316

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
(in thousands of dollars unless otherwise indicated)

(A) Represents the reclassification of Net parent investment to common and subordinated limited partner equity of the Partnership and the general partner based on their respective economic interests in the Partnership. The total amount is composed of the following:

- Net parent investment of the Predecessor of $80,105;

- Net parent investment of Mardi Gras of ($102,928) and Partners'/members' capital of $152,218, inclusive of equity interest in Mars; and

- Offering and other pro forma adjustments that impact Net parent investment, including Deferred tax liabilities retained by our Parent of $109,326 (see note (o)) and deferred revenue resulted from the Throughput and Deficiency Agreements of ($3,405) (see note (r)).

(B) Represents the net proceeds from this offering, which are composed of the gross proceeds of $850,000 (see note (f)), estimated underwriters' discounts and fees of ($36,975) and estimated other direct offering expenses of ($8,217).

(C) Represents the cash distribution to BP Holdco of $804,808, allocated between the common and subordinated unit holders based on their share of economic interests in the Partnership.

(j) The pro forma adjustment to operating expenses relates to the adjustment in insurance premiums that the Partnership will incur after the closing of this offering. The decrease in the insurance expense for both six months ended June 30, 2017 and twelve months ended December 31, 2016 is primarily the result of BP Midstream Partners being responsible for only 20% of the insurance costs associated with Mardi Gras, while BP Pipelines will be responsible for the remaining 80% after this offering. The twelve months ended December 31, 2016 also included to a lesser extent, the reduction in insurance expense as a result of the disposition of an asset in 2016, the insurance costs of which accounted for approximately $2.7 million of Mardi Gras' $16.7 million of operating expenses for the year ended December 31, 2016. This asset was disposed of by BP as it was not to be included in the formation of the Partnership. Accordingly, it was included in the historical financial results of Mardi Gras but not in the entity BP Pipelines plans to contribute.

(k) We compute income per unit using the two-class method. Net income available to common and subordinated unitholders for purposes of the basic income per unit computation is allocated between the common and subordinated unitholders by applying the provisions of the partnership agreement as if all net income for the period had been distributed as cash. Under the two-class method, any excess of distributions declared over net income shall be allocated to the partners based on their respective sharing of income specified in the partnership agreement. For purposes of the pro forma calculation, we have assumed that distributions were declared for each common and subordinated unit equal to the minimum quarterly distribution for each quarter during 2016 and for the first two quarters of 2017.

Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain target levels, the general partner is entitled to receive certain incentive distributions that will result in more net income being allocated to the general partner than to the holders of common units and subordinated units. The pro forma net income per unit calculations assume that the distribution declared equal the minimum quarterly distributions and no incentive distributions were made to the general partner.

Pro forma basic net income per unit is determined by dividing the pro forma net income available to common and subordinated unitholders of the Partnership by the number of common and subordinated units

(in thousands of dollars unless otherwise indicated)

expected to be outstanding at the closing of the offering. For purposes of this calculation, we have assumed common units and subordinated units to have been outstanding since January 1, 2016. The number of common units that we would have been required to issue is 40,240,384 in order to fund the distribution to BP Holdco (see note (g)).

(l) The pro forma adjustment is related to the annual fixed administrative fee of $13.3 million to reimburse BP Pipelines and its affiliates for the provision of certain general and administrative services under the omnibus agreement. This adjustment represents the difference in costs allocated by BP Pipelines in the Predecessor's combined financial statements to the fixed fee. Such fixed fee represents reimbursement for the provision of services for our benefit, including services related to executive management services; financial management and administrative services (such as treasury and accounting); information technology services; legal services; health, safety and environmental services; land and real property management services; human resources services; procurement services; corporate engineering services; business development services; investor relations, communications and external affairs; insurance administration and tax related services. The decrease in the fee from the fee recorded in the Predecessor financials and the Mardi Gras financials is primarily related to the 2016 Mardi Gras disposition and change in operatorship of the Mardi Gras Joint Ventures.

(m) The pro forma adjustment is to remove the 2016 Mardi Gras disposition as it was sold in the second quarter of 2016 and will not be transferred as part of the acquisition under common control to BP Midstream Partners LP.

(n) Loss/(Gain) from disposition of equity method investments is comprised of the following:

	Loss/(Gain) from disposition of equity method investments	
	Six months ended June 30, 2017	Year ended December 31, 2016
Equity method investments:		
Cleopatra	$ 26	$ 297
Proteus	332	(4,486)
Endymion	122	(6,415)
Okeanos	—	1,790
	$480	$(8,814)

(o) Historical tax liabilities, including current and deferred tax balances of the Predecessor and Mardi Gras, will not be assumed by us but instead will be retained by BPPLNA. Given that we will be considered a "flow-through" entity for federal and state tax purposes, any historical tax items, such as current and deferred taxes and income tax expenses, will belong to the taxpayer responsible for such historical tax obligations, which is BPPLNA. Consequently, we have eliminated any historical tax items associated with the Predecessor and Mardi Gras in the pro forma financial statements.

(p) Reflects the $15 million drawn from the revolving credit facility at or shortly after the IPO. The balance is due six months after the date of issuance.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
(in thousands of dollars unless otherwise indicated)

(q) Reflects the estimated expenses associated with our new $600 million, five-year revolving credit facility as follows:

- Commitment fee of $300 for the six months ended June 30, 2017 and $592 for the year ended December 31, 2016, associated with undrawn capacity;
- Utilisation fee of zero for the six months ended June 30, 2017, and $15 for the year ended December 31, 2016, associated with the utilized capacity; and
- Interest expense of zero for the six months ended June 30, 2017 and $110 for the year ended December 31, 2016, associated with the utilized capacity.

The Partnership will withdraw $15 million from the revolving credit facility at or shortly after the IPO and repay the balance in its entirety in six months when it becomes due. The Partnership does not plan to withdraw additional balance under the facility, as it expects to fund the working capital from its operations. As a result, we have assumed a balance of $15 million drawn from the revolving credit facility as of January 1, 2016 and repaid on June 30, 2016 for the purpose of the pro forma financial statements, as the pro forma income statement is prepared under the basis that the transaction occurred on January 1, 2016. Therefore, pro forma interest expense is computed using a period of six months, during which the withdrawal of $15 million is assumed to be outstanding.

(r) Reflects deficiency revenue from transportation services provided to BP Products as a result of the minimum volume requirements in the Throughput and Deficiency Agreements that are signed between us and BP Products in connection with the IPO. Deficiency revenue is calculated based on the monthly deficiency volumes and contract rates in the agreements. Deficiency revenue is deferred during the year and recognized at year-end when the actual volumes are known and can be compared to the annual minimum volumes stipulated in the agreements to determine the deficiency revenue earned. The revenue pro forma adjustments for the six months ended June 30, 2017 and for the year ended December 31, 2016 are calculated based on the actual volumes transported during such periods and the applicable minimum volumes on the effective date of the Throughput and Deficiency Agreements. The minimum volume requirements in the pro forma periods could differ from the assumptions used in calculating these pro forma adjustments, if the Throughput and Deficiency Agreements had been in place at that time.

BP MIDSTREAM PARTNERS LP PREDECESSOR

UNAUDITED CONDENSED COMBINED BALANCE SHEETS

	Supplemental Pro Forma June 30, 2017	June 30, 2017	December 31, 2016
	(in thousands of dollars)		
ASSETS			
Current assets			
Accounts receivable from third parties	$ 108	$ 108	$ 342
Accounts receivable from related parties	18,735	18,735	13,477
Allowance oil receivable (Note 7)	2,805	2,805	2,532
Prepaid expenses and other current assets	71	71	—
Total current assets	21,719	21,719	16,351
Property and equipment, net (Note 4)	70,392	70,392	71,235
Total assets	$ 92,111	$92,111	$87,586
LIABILITIES			
Current liabilities			
Accounts payable to third parties	$ 1,217	$ 1,217	$ 1,048
Accounts payable to related parties	192	192	146
Accrued liabilities (Note 5)	2,068	2,068	4,067
Distribution payable to BP	804,808	—	—
Total current liabilities	808,285	3,477	5,261
Long-term liabilities			
Long-term portion of environmental remediation obligation	2,131	2,131	2,362
Deferred tax liabilities	—	6,398	5,859
Other long-term liabilities	—	—	162
Total liabilities	810,416	12,006	13,644
Commitments and contingencies (Note 9)			
NET PARENT INVESTMENT			
Net parent investment	(718,305)	80,105	73,942
Total liabilities and net parent investment	$ 92,111	$92,111	$87,586

The accompanying notes are an integral part of the unaudited condensed combined financial statements.

PROTEUS OIL PIPELINE COMPANY, LLC

UNAUDITED CONDENSED STATEMENTS OF INCOME

	Six Months Ended June 30,	
	2017	2016
	(in thousands)	
Revenue		
Transportation revenue:		
Affiliates (Note 1)	$12,642	$ 9,000
Third parties (Note 1)	2,530	3,678
Other income	75	4
	15,247	12,682
Costs and expenses		
Operating and maintenance expense	1,813	1,130
General and administrative expense	506	426
Depreciation expense	4,128	4,124
Accretion expense—asset retirement obligation	291	275
Total costs and expenses	6,738	5,955
Net income	$ 8,509	$ 6,727

The accompanying notes are an integral part of the unaudited condensed financial statements.

PROTEUS OIL PIPELINE COMPANY, LLC

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(in thousands of dollars unless otherwise indicated)

1. Organization and Nature of Business

Proteus Oil Pipeline Company, LLC (the "Company") was formed as a Delaware limited liability company on June 19, 2001. Mardi Gras Transportation System, Inc. ("MGTSI"), the initial member, entered into a limited liability company agreement with ExxonMobil Pipeline Company ("EMPCo") on June 4, 2002.

On December 28, 2016, MGTSI sold a 10% interest to Shell Midstream Partners, LP ("Shell"). MGTSI's overall ownership was lowered to 65%.

As of June 30, 2017, the ownership interest in the Company is: MGTSI—65%, EMPCo—25% and Shell—10% (collectively, the "Members"). Contributions and distributions, as well as profits and losses, are required to be allocated among the Members on a pro rata basis in accordance with their respective interests. As the Company is a limited liability corporation, no member is liable for the debts, obligation, or liabilities, including under a judgment decree or order of a court. The Company shall continue until such time as a certificate of cancellation is filed with the Secretary of the State of Delaware in accordance with the limited liability company agreement.

The purpose and business of the Company is to plan, design, construct, acquire, own, maintain, and operate the Proteus Oil Pipeline System (the "Pipeline"), to market the services of the Pipeline, and to engage in any activities directly or indirectly relating thereto. The 28-inch-diameter, 70-mile-long pipeline delivers production from the Thunder Horse and Thunder Hawk fields in the Gulf of Mexico to the Endymion Oil Pipeline System and is designed to deliver a maximum of 580,000 barrels per day.

Basis of Presentation

The financial statements as of June 30, 2017 and 2016, included herein, are unaudited. These financial statements include all known accruals and adjustments necessary, in the opinion of management, for a fair presentation of the results of operations, the financial position of the Company and cash flows. Unless otherwise specified, all such adjustments are of a normal and recurring nature. These condensed financial statements should be read in conjunction with our audited financial statements and the notes thereto included elsewhere in this prospectus.

Operating Agreements

On June 4, 2002, the Company entered into the Operating, Management, and Administrative Agreement ("the Operating Agreement") with MGTSI, which provides the guidelines under which MGTSI is to operate and maintain the Pipeline and perform all required administrative functions.

Prior-Period Revision

Subsequent to the original issuance of the interim financial statements for the six-month periods ended June 30, 2017 and 2016, the Company identified a classification error in the presentation of transportation revenue from affiliates and third parties for the 2016 interim period. As a result, the unaudited condensed statement of income was revised to reduce revenue from affiliates by $2,793 and increase revenue from third parties by $2,793. A conforming change was also made to the related disclosure in Note 5.

assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Management believes that these estimates are reasonable.

3. Accounting Standards Issued and Not Yet Adopted

In January 2017, the Financial Accounting Standards Board ("FASB") issued ASU 2017-03, "Accounting Changes and Error Corrections (Topic 250) and Investments—Equity Method and Joint Ventures (Topic 232)." The amendments to Topic 250 included in this update expand required qualitative disclosures when registrants cannot reasonably estimate the impact that adoption of the ASUs related to revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses (ASU 2016-13) will have on the financial statements. Such qualitative disclosures would include a comparison of the registrant's new accounting policies, if determined, to current accounting policies, a description of the status of the registrant's process to implement the new standard and a description of the significant implementation matters yet to be addressed by the registrant. Other than enhancements to the qualitative disclosures regarding future adoption of new ASUs, adoption of the provisions of this standard is not expected to have any impact on our unaudited condensed financial statements. The amendments to Topic 232 included in this update pertain to income tax benefits resulting from Investment in Qualified Affordable Housing Projects, which are not applicable to the Company.

In January 2017, the FASB issued ASU 2017-01 to Topic 805, "Business Combinations," to clarify the definition of a business and to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This provision is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption of this guidance is permitted

4. Pipelines and Equipment

Pipelines and equipment, net as of June 30, 2017 and December 31, 2016 consist of the following:

	June 30, 2017	December 31, 2016
	(in thousands)	
Transportation assets	$212,666	$212,619
Decommissioning asset	5,959	5,959
Assets under construction	111,681	48,302
	330,306	266,880
Less accumulated depreciation	(74,238)	(70,110)
	$256,068	$196,770

Transportation assets consist of, among other things, pipeline construction, line pipe, line pipe fittings, and pumping equipment. Transportation assets are depreciated using the straight-line method. Total depreciation expense was $4.1 million for both six months ended June 30, 2017 and 2016.

5. Related-Party Transactions

A significant portion of the Company's operations is with related parties. Transportation revenue of $12.6 million and $9.0 million during the six months ended June 30, 2017 and 2016, respectively, was earned from transporting products for the Members and their affiliates. At June 30, 2017 and December 31, 2016, the Company had receivables due from Members and their affiliates of $1.1 million and $2.1 million, respectively.

In accordance with the Operating Agreement and other agreements between the Members, management services are provided to the Company by MGTSI and its affiliates. These include corporate facilities and

ENDYMION OIL PIPELINE COMPANY, LLC

UNAUDITED CONDENSED STATEMENTS OF INCOME

	Six Months Ended June 30,	
	2017	2016
	(in thousands)	
Revenue		
Transportation revenue:		
Affiliates (Note 1)	$13,454	$10,316
Third parties (Note 1)	3,184	4,108
Other income	235	3
	16,873	14,427
Costs and expenses		
Operating and maintenance expense	1,906	1,474
General and administrative expense	510	442
Depreciation expense	4,260	4,047
Accretion expense—asset retirement obligation	253	240
Total costs and expenses	6,929	6,203
Net income	$ 9,944	$ 8,224

The accompanying notes are an integral part of the unaudited condensed financial statements.

ENDYMION OIL PIPELINE COMPANY, LLC

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(in thousands of dollars unless otherwise indicated)

1. Organization and Nature of Business

Endymion Oil Pipeline Company, LLC (the "Company") was formed as a Delaware limited liability company on February 12, 2002. Mardi Gras Endymion Oil Pipeline Company, LLC ("MGE"), the initial member, entered into a limited liability company agreement with ExxonMobil Pipeline Company ("EMPCo") on June 4, 2002.

On December 28, 2016 MGE sold a 10% interest to Shell Midstream Partners, LP ("Shell"). MGE's overall ownership was lowered to 65%.

As of June 30, 2017, the ownership interest in the Company is: MGE—65%, EMPCo—25% and Shell—10% (collectively, the "Members"). Contributions and distributions, as well as profits and losses, are required to be allocated among the Members on a pro rata basis in accordance with their respective interests. As Endymion is a limited liability corporation, no member is liable for the debts, obligation, or liabilities, including under a judgment decree or order of a court. The Company shall continue until such time as a certificate of cancellation is filed with the Secretary of the State of Delaware in accordance with the limited liability company agreement.

The purpose and business of the Company is to plan, design, construct, acquire, own, maintain, and operate the Endymion Oil Pipeline System (the "Pipeline"), to market the services of the Pipeline, and to engage in any activities directly or indirectly relating thereto. From the inception date through June 2008, the Company operated as a developmental stage company, during which the principal activities included obtaining necessary permits and rights-of-way and designing and constructing the Pipeline. The Company was dependent on the Members to finance these operations. During 2008, transportation service commenced on the 30-inch-diameter, 90-mile-long Pipeline, and the Pipeline began receiving crude oil from the Proteus Oil Pipeline System at South Pass 89E. The Pipeline delivers to the Louisiana Offshore Oil Port ("LOOP") storage facilities at Clovelly, Louisiana, and is designed to deliver a maximum of 750,000 barrels per day.

Basis of Presentation

The financial statements as of June 30, 2017 and 2016, included herein, are unaudited. These financial statements include all known accruals and adjustments necessary, in the opinion of management, for a fair presentation of the results of operations, the financial position of the Company and cash flows. Unless otherwise specified, all such adjustments are of a normal and recurring nature. These condensed financial statements should be read in conjunction with our audited financial statements and the notes thereto included elsewhere in this prospectus.

Operating Agreements

On June 4, 2002, the Company entered into the Operating, Management, and Administrative Agreement (the "Operating Agreement") with Mardi Gras Transportation System, Inc. ("MGTSI"), which provides the guidelines under which MGTSI is to operate and maintain the Pipeline and perform all required administrative functions. MGTSI is an affiliate of MGE.

Prior-Period Revision

Subsequent to the original issuance of the interim financial statements for the six-month periods ended June 30, 2017 and 2016, the Company identified a classification error in the presentation of transportation revenue from affiliates and third parties for the 2016 interim period. As a result, the unaudited condensed statement of income was revised to reduce revenue from affiliates by $1,793 and increase revenue from third parties by $1,793. A conforming change was also made to the related disclosure in Note 5.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and highly liquid, temporary cash investments having an original maturity of three months or less when purchased.

Concentration of Credit Risk

Accounts receivable are concentrated among shippers with operations in the Gulf of Mexico. Management believes that concentration of credit risk with respect to trade receivables is limited because the majority of the Company's transportation revenue is derived from affiliates. The Company limits the amount of credit extended when deemed necessary and generally does not require collateral.

Pipelines and Equipment

Pipelines and equipment are recorded at historical cost less accumulated depreciation and impairment losses, if any. All additions and improvements are capitalized. Pipelines and equipment consist primarily of the offshore underwater gathering system, which includes rights-of-way, pipe, equipment, material, labor, and overhead. Depreciation is determined by using the straight-line method over the estimated useful lives of the assets. The Company uses one estimated useful life for the pipelines and equipment, which is based on the longest useful life of the connecting platforms. As of June 30, 2017, the remaining estimated useful life of the pipelines and equipment was 18 years.

Impairment of Pipelines and Equipment

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. During the six months ended June 30, 2017 and 2016, there were no impairment charges recognized by the Company.

Asset Retirement Obligation

The Company accounts for its asset retirement obligations ("ARO") in accordance with Accounting Standards Codification ("ASC") 410-20, *Asset Retirement Obligations."* ASC 410-20 specifies that an entity is required to recognize a liability for the fair value of conditional ARO when incurred if the fair value of the liability can be reasonably estimated. ASC 410-20 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of long-lived assets. When the liability is initially recorded, the Company capitalizes an equivalent amount as part of the cost of the asset. Over time, the liability will be accreted for the change in its present value each period, and the capitalized cost will be depreciated over the useful life of the related asset.

Environmental Liabilities

Liabilities for environmental costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. These liabilities are not reduced by possible recoveries from third parties. Projected cash expenditures are presented on an undiscounted basis. At June 30, 2017 and December 31, 2016, no amounts were accrued by the Company for environmental liabilities.

3. Accounting Standards Issued and Not Yet Adopted

In January 2017, the Financial Accounting Standards Board ("FASB") issued ASU 2017-03, "Accounting Changes and Error Corrections (Topic 250) and Investments—Equity Method and Joint Ventures (Topic 232)." The amendments to Topic 250 included in this update expand required qualitative disclosures when registrants cannot reasonably estimate the impact that adoption of the ASUs related to revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses (ASU 2016-13) will have on the financial statements. Such qualitative disclosures would include a comparison of the registrant's new accounting policies, if determined, to current accounting policies, a description of the status of the registrant's process to implement the new standard and a description of the significant implementation matters yet to be addressed by the registrant. Other than enhancements to the qualitative disclosures regarding future adoption of new ASUs, adoption of the provisions of this standard is not expected to have any impact on our unaudited condensed financial statements. The amendments to Topic 232 included in this update pertain to income tax benefits resulting from Investment in Qualified Affordable Housing Projects, which are not applicable to the Company.

In January 2017, the FASB issued ASU 2017-01 to Topic 805, "Business Combinations," to clarify the definition of a business and to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This provision is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption of this guidance is permitted. The revised definitions provided in this update will be applied to future transactions upon adoption.

4. Pipelines and Equipment

Pipelines and equipment at June 30, 2017 and December 31, 2016 consist of the following:

	June 30, 2017	December 31, 2016
	(in thousands)	
Transportation assets	$213,435	$213,342
Decommissioning asset	6,677	6,677
Assets under construction	210	252
	220,322	220,271
Less accumulated depreciation	(70,571)	(66,311)
Pipelines and equipment, net	$149,751	$153,960

Transportation assets consist of, among other things, pipeline construction, line pipe, line pipe fittings, and pumping equipment. Transportation assets are depreciated using the straight-line method. Total depreciation expense was $4.3 million and $4.0 million for the six months ended June 30, 2017 and 2016, respectively.

5. Related-Party Transactions

A significant portion of the Company's operations is with related parties. Transportation revenue of $13.5 million and $10.3 million during the six months ended June 30, 2017 and 2016, respectively, was earned from transporting products for the Members and their affiliates. At June 30, 2017 and December 31, 2016, the Company had receivables due from Members and their affiliates of $1.0 million and $3.7 million, respectively.

In accordance with the Operating Agreement and other agreements between the Members, management services are provided to the Company by MGTSI and its affiliates. These include corporate facilities and services such as executive management, supervision, accounting, legal, and other normal and necessary services in the ordinary course of the Company's business. Management fees paid for costs and expenses incurred on behalf of the Company were $0.3 million during both the six months ended June 30, 2017 and 2016. These amounts are included in general and administrative expenses on the statements of operations. At June 30, 2017 and December 31, 2016, the Company had payables due to Members and their affiliates of $0.6 million and $2.2 million, respectively.

"*Deferred Issuance and Distribution*" means both (a) the issuance by the Partnership of a number of additional Common Units that is equal to the excess, if any of (x) 6,375,000 over (y) the aggregate number, if any, of Common Units actually purchased by and issued to the Underwriters pursuant to the Over Allotment Option on the Option Closing Date(s) and (b) a reimbursement of preformation capital expenditures in an amount equal to the aggregate amount of cash, if any, contributed by the Underwriters to the Partnership on the Option Closing Date with respect to Common Units issued by the Partnership upon each exercise of the Over Allotment Option as described in Section 5.2(b), if any.

"*Delaware Act*" means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, *et seq*., as amended, supplemented or restated from time to time, and any successor to such statute.

"*Departing General Partner*" means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

"*Derivative Instruments*" means options, rights, warrants, appreciation rights, tracking, profit and phantom interests and other derivative instruments (other than Partnership Interests) relating to, convertible into or exchangeable for Partnership Interests.

"*Disposed of Adjusted Property*" is defined in Section 6.1(d)(xii)(B).

"*Economic Risk of Loss*" has the meaning set forth in Treasury Regulation Section 1.752-2(a).

"*Eligibility Certificate*" is defined in Section 4.8(b).

"*Eligible Holder*" means a Limited Partner , or type of Limited Partners, whose (a) U.S. federal income tax status (or lack of proof thereof), in the determination of the General Partner, does not create and is not reasonably likely to create a substantial risk of the adverse effect described in Section 4.8(a)(i) or (b) nationality, citizenship or other related status does not, in the determination of the General Partner, create a substantial risk of cancellation or forfeiture as described in Section 4.8(a)(ii). The General Partner may adopt policies and procedures for determining whether types or categories of Persons are or are not Eligible Holders. The General Partner may determine that certain Persons, or types or categories of Persons, are Eligible Holders based on its determination that (a) their U.S. federal income tax status, nationality, citizenship or other related status (or lack of proof thereof) is unlikely to create the substantial risk referenced or (b) it is in the best interest of the Partnership to permit such Persons or types or categories of Persons to own Partnership Interests notwithstanding any such risk. Any such determination may be changed by the General Partner from time to time in its discretion, and any Limited Partner may be treated as a Non-Eligible Holder notwithstanding that it was in a type or category of Persons determined by the General Partner to be Eligible Holders at the time such Limited Partner acquired its Limited Partner Interest.

"*Estimated Incremental Quarterly Tax Amount*" is defined in Section 6.9.

"*Estimated Total Maintenance Spend*" means an estimate made by the Board of Directors of the average Quarterly Maintenance Capital Expenditures and maintenance expenses that the Partnership will need to incur over the long term to maintain the operating capacity or operating income of the Partnership Group (including the Partnership's proportionate share of the average Quarterly Maintenance Capital Expenditures and maintenance expenses of its Subsidiaries that are not wholly owned) existing at the time the estimate is made. The Board of Directors will be permitted to make such estimate in any manner it determines reasonable. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of future Estimated Total Maintenance Spend. Except as provided in the definition of Subordination Period, any adjustments to Estimated Total Maintenance Spend shall be prospective only.

"*Event Issue Value*" means, with respect to any Common Unit as of any date of determination, (i) in the case of a Revaluation Event that includes the issuance of Common Units pursuant to a public offering and solely for cash, the price paid for such Common Units, or (ii) in the case of any other Revaluation Event, the Closing Price of the Common Units on the date of such Revaluation Event or, if the General Partner determines that a value for the Common Unit other than such Closing Price more accurately reflects the Event Issue Value, the value determined by the General Partner.

"*Event of Withdrawal*" is defined in Section 11.1(a).

"*Excess Additional Book Basis*" is defined in the definition of Additional Book Basis Derivative Items.

"*Excess Distribution*" is defined in Section 6.1(d)(iii)(A).

"*Excess Distribution Unit*" is defined in Section 6.1(d)(iii)(A).

"*Expansion Capital Expenditures*" means cash expenditures (including transaction expenses) for Capital Improvements, and shall not include Maintenance Capital Expenditures or Investment Capital Expenditures. Expansion Capital Expenditures shall include interest payments (including periodic net payments under related interest rate swap agreements) and related fees on Construction Debt to fund Expansion Capital Expenditures and paid in respect of the Construction Period. Where cash expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each.

"*Final Subordinated Units*" is defined in Section 6.1(d)(x)(A).

"*First Liquidation Target Amount*" is defined in Section 6.1(c)(i)(D).

"*First Target Distribution*" means $0.3019 per Unit per Quarter (or, with respect to periods of less than a full fiscal Quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal Quarter), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

"*Fully Diluted Weighted Average Basis*" means, when calculating the number of Outstanding Units for any period, the sum of (1) the weighted average number of Outstanding Units during such period plus (2) all Partnership Interests and Derivative Instruments (a) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case that are senior to or *pari passu* with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; *provided*, *however*, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or the Subordinated Units are entitled to convert into Common Units pursuant to Section 5.6, such Partnership Interests and Derivative Instruments shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; *provided*, *further*, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.

payments under related interest rate swap agreements) on Construction Debt to fund replacement assets and paid in respect of the Construction Period and the amount of cash distributions paid in respect of Construction Equity to fund replacement assets (and incremental Incentive Distributions in respect thereof) and paid in respect of the Construction Period.

"*Merger Agreement*" is defined in Section 14.1.

"*Minimum Quarterly Distribution*" means $0.2625 per Unit per Quarter (or, with respect to periods of less than a full fiscal Quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period and the denominator is the total number of days in such fiscal Quarter), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

"*National Securities Exchange*" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the Commission under Section 6(a) (or successor to such Section) of the Securities Exchange Act) that the General Partner shall designate as a National Securities Exchange for purposes of this Agreement.

"*Net Agreed Value*" means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.4(d)(ii)) at the time such property is distributed, reduced by any Liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

"*Net Income*" means, for any taxable period, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.4 and shall not include any items specially allocated under Section 6.1(d); *provided*, *however,* that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

"*Net Loss*" means, for any taxable period, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.4 and shall not include any items specially allocated under Section 6.1(d); *provided, however*, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

"*Net Positive Adjustments*" means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

"*Net Termination Gain*" means, as applicable, (a) the sum, if positive, of all items of income, gain, loss or deduction (determined in accordance with Section 5.4) that are recognized (i) after the Liquidation Date ("*Liquidation Gain*") or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of

(b) payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures;

(c) Operating Expenditures shall not include (i) Expansion Capital Expenditures, (ii) the Partnership's actual Maintenance Capital Expenditures or actual maintenance expense, (iii) Investment Capital Expenditures, (iv) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (v) distributions to Partners or (vi) repurchases of Partnership Interests, other than repurchases of Partnership Interests to satisfy obligations under employee benefit plans, or reimbursements of expenses of the General Partner for such purchases. Where cash expenditures are made in part for Maintenance Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each; and

(d) (i) payments made in connection with the initial purchase of any Hedge Contract shall be amortized over the life of such Hedge Contract and (ii) payments made in connection with the termination of any Hedge Contract prior to its stipulated settlement or termination date shall be included in equal Quarterly installments over what would have been the remaining scheduled term of such Hedge Contract had it not been so terminated.

"*Operating Surplus*" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $110.0 million, (ii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions and provided that cash receipts from the termination of any Hedge Contract prior to its stipulated settlement or termination date shall be included in equal Quarterly installments over what would have been the remaining scheduled life of such Hedge Contract had it not been so terminated, and (iii) the amount of cash distributions paid for the period beginning on the Closing Date and ending on the last day of such period in respect of Construction Equity to fund Expansion Capital Expenditures (and incremental Incentive Distributions in respect thereof) and paid in respect of the Construction Period, less

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period; (ii) the amount of cash reserves outstanding on the last day of such period established by the General Partner (or the Partnership's proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) to provide funds for future Operating Expenditures; (iii) all Working Capital Borrowings for the period beginning on the Closing Date and ending on the last day of such period not repaid within twelve (12) months after having been incurred or repaid within such twelve (12) month period with the proceeds of additional Working Capital Borrowings and (iv) any cash loss realized on disposition of an Investment Capital Expenditure;

provided, *however*, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member), cash received or cash reserves established, increased or reduced after the end of such period but on or before the date on which cash or cash equivalents will be distributed with respect to such period shall be deemed to have been made, received, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

Notwithstanding the foregoing, (x) "*Operating Surplus*" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero; (y) cash receipts from an Investment Capital Expenditure shall be treated as cash receipts only to the extent they are a return on principal, but in no event shall a return of principal be treated as cash receipts and (z) cash received from any equity interest in a Person that is

"*Record Holder*" means (a) with respect to any class of Partnership Interests for which a Transfer Agent has been appointed, the Person in whose name a Partnership Interest of such class is registered on the books of the Transfer Agent as of the closing of business on a particular Business Day, or (b) with respect to other classes of Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the General Partner has caused to be kept as of the closing of business on such Business Day.

"*Redeemable Interests*" means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.9.

"*Registration Statement*" means the Registration Statement on Form S-1 (Registration No. 333-220407) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

"*Remaining Net Positive Adjustments*" means as of the end of any taxable period, (i) with respect to the Unitholders, the excess of (a) the Net Positive Adjustments of the Unitholders as of the end of such period over (b) the sum of those Unitholders' Share of Additional Book Basis Derivative Items for each prior taxable period and (ii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

"*Required Allocations*" means any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), Section 6.1(d)(ii), Section 6.1(d)(iv), Section 6.1(d)(v), Section 6.1(d)(vi), Section 6.1(d)(vii) or Section 6.1(d)(ix).

"*Reset MQD*" is defined in Section 5.10(a).

"*Reset Notice*" is defined in Section 5.10(b).

"*Restricted Common Unit*" means a Common Unit that was granted to the holder thereof in connection with such holder's performance of services for the Partnership and (i) that remains subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code and (ii) with respect to which no election was made pursuant to Section 83(b) of the Code. As set forth in the final proviso in the definition of "Outstanding," Restricted Common Units are not treated as Outstanding for purposes of Section 6.1. Upon the lapse of the "substantial risk of forfeiture" with respect to a Restricted Common Unit, for U.S. federal income tax purposes such Common Unit will be treated as having been newly issued in consideration for the performance of services and will thereafter be considered to be Outstanding for purposes of Section 6.1.

"*Revaluation Event*" means an event that results in adjustment of the Carrying Value of each Partnership property pursuant to Section 5.4(d).

"*Revaluation Gain*" has the meaning set forth in the definition of Net Termination Gain.

"*Revaluation Loss*" has the meaning set forth in the definition of Net Termination Loss.

"*Sale Gain*" has the meaning set forth in the definition of Net Termination Gain.

"*Sale Loss*" has the meaning set forth in the definition of Net Termination Loss.

"*Second Liquidation Target Amount*" is defined in Section 6.1(c)(i)(E).

"*Second Target Distribution*" means $0.3281 per Unit per Quarter (or, with respect to periods of less than a full fiscal Quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal Quarter), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

"*Securities Act*" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

"*Securities Exchange Act*" means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

"*Share of Additional Book Basis Derivative Items*" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of the end of such taxable period bears to the Aggregate Remaining Net Positive Adjustments as of that time and (ii) with respect to the holders of Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the holders of the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

"*Special Approval*" means approval by a majority of the members of the Conflicts Committee or, if the Conflicts Committee has only one member, the sole member of the Conflicts Committee.

"*Subordinated Unit*" means a Partnership Interest having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" does not refer to or include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

"*Subordination Period*" means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a) the first Business Day following the distribution pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending December 31, 2020 in respect of which (i) (A) aggregate distributions from Operating Surplus on the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such Business Day equaled or exceeded the sum of the Minimum Quarterly Distribution on all such Outstanding Common Units, Subordinated Units and other Outstanding Units in each respective period and (B) the Adjusted Operating Surplus for each of such periods equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during each such period on a Fully Diluted Weighted Average Basis, and (ii) there are no Cumulative Common Unit Arrearages; and

(b) the first Business Day following the distribution pursuant to Section 6.3(a) in respect of any Quarter in respect of which (i) (A) aggregate distributions from Operating Surplus on the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to the four-Quarter period immediately preceding such Business Day, equaled or

"*Target Distribution*" means each of the Minimum Quarterly Distribution, the First Target Distribution, Second Target Distribution and Third Target Distribution.

"*Third Target Distribution*" means $0.3938 per Unit per Quarter (or, with respect to periods of less than a full fiscal Quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal Quarter), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

"*Trading Day*" means a day on which the principal National Securities Exchange on which the referenced Partnership Interests of any class are listed or admitted to trading is open for the transaction of business or, if such Partnership Interests are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

"*transfer*" is defined in Section 4.4(a).

"*Transfer Agent*" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the Partnership to act as registrar and transfer agent for any class of Partnership Interests; *provided*, that if no Transfer Agent is specifically designated for any class of Partnership Interests, the General Partner shall act in such capacity.

"*Treasury Regulations*" means the United States Treasury regulations promulgated under the Code.

"*Underwriter*" means each Person named as an underwriter in the Underwriting Agreement who purchases Common Units pursuant thereto.

"*Underwriting Agreement*" means that certain Underwriting Agreement, dated as of   , 2017, among the Underwriters, the Partnership, the General Partner and the other parties thereto, providing for the purchase of Common Units by the Underwriters.

"*Unit*" means a Partnership Interest that is designated as a "Unit" and shall include Common Units and Subordinated Units but shall not include (i) the General Partner Interest or (ii) Incentive Distribution Rights.

"*Unitholders*" means the Record Holders of Units.

"*Unit Majority*" means (i) during the Subordination Period, a majority of the Outstanding Common Units (excluding Common Units whose voting power is, for purposes of the applicable matter for which a vote of Unitholders is being taken, beneficially owned by the General Partner or its Affiliates), voting as a class, and a majority of the Outstanding Subordinated Units, voting as a class, and (ii) after the end of the Subordination Period, a majority of the Outstanding Common Units.

"*Unpaid MQD*" is defined in Section 6.1(c)(i)(B).

"*Unrealized Gain*" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.4(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.4(d) as of such date).

"*Unrealized Loss*" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.4(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.4(d)).

Price (the date of determination of which shall be the date fixed for redemption) of Partnership Interests of the class to be so redeemed multiplied by the number of Partnership Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 5% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) The Partner or his duly authorized representative shall be entitled to receive the payment for the Redeemable Interests at the place of payment specified in the notice of redemption on the redemption date (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender by or on behalf of the Partner at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank).

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

(b) The provisions of this Section 4.9 shall also be applicable to Partnership Interests held by a Partner as nominee of a Person determined to be a Non-Eligible Holder.

(c) Nothing in this Section 4.9 shall prevent the recipient of a notice of redemption from transferring his Partnership Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, *provided* the transferee of such Partnership Interest certifies to the satisfaction of the General Partner that he is an Eligible Holder. If the transferee fails to make such certification, such redemption will be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1 *Organizational Contributions; Contributions by the General Partner and its Affiliates*.

(a) In connection with the formation of the Partnership under the Delaware Act, the General Partner has been admitted as the General Partner of the Partnership. The Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $100 in exchange for a Limited Partner Interest equal to a 100% Percentage Interest and has been admitted as a Limited Partner of the Partnership. As of the Closing Date, and effective with the admission of another Limited Partner to the Partnership, the interests of the Organizational Limited Partner will be redeemed as provided in the Contribution Agreement and the initial Capital Contribution of the Organizational Limited Partner will be refunded. One-hundred percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions will be allocated and distributed to the Organizational Limited Partner.

(b) *Contributions by the General Partner and its Affiliates.* On the Closing Date and pursuant to the Contribution Agreement, (i) the Partnership shall issue to the General Partner all of the Incentive Distribution Rights and (ii) the Organizational Limited Partner shall contribute to the Partnership, as a Capital Contribution, the Contributed Assets (as defined in the Contribution Agreement) in exchange for 9,875,535 Common Units, 52,375,535 Subordinated Units and the right to receive the Deferred Issuance and Distribution and a portion of the net proceeds from the Initial Offering.

BP MIDSTREAM PARTNERS LP
AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

period or year that it is required by law to adopt, from time to time, as determined by the General Partner. In the event the Partnership is required to use a taxable period other than a year ending on December 31, the General Partner shall use reasonable efforts to change the taxable period of the Partnership to a year ending on December 31. The tax information reasonably required by Record Holders for federal, state and local income tax reporting purposes with respect to a taxable period shall be furnished to them within 90 days of the close of the calendar year in which the Partnership's taxable period ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for U.S. federal income tax purposes.

Section 9.2 *Tax Elections.*

(a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner's determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest Closing Price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(f) without regard to the actual price paid by such transferee.

(b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3 *Tax Controversies*.

(a) Subject to the provisions hereof, the General Partner (or its designee) is designated as the Tax Matters Partner (as defined in Section 6231(a)(7) of the Code as in effect prior to the enactment of the Bipartisan Budget Act of 2015), and the Partnership Representative (as defined in Section 6223 of the Code following the enactment of the Bipartisan Budget Act of 2015) and is authorized to represent the Partnership (at the Partnership's expense) in connection with all examinations of the Partnership's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. In its capacity as Partnership Representative, the General Partner shall exercise any and all authority of the Partnership Representative under the Code, including, without limitation, (i) binding the Partnership and its Partners with respect to tax matters and (ii) determining whether to make any available election under Section 6226 of the Code, which permits the Partnership to pass any partnership adjustment through to the Persons who were Partners of the Partnership in the year to which the adjustment relates and irrespective of whether such Persons are Partners of the Partnership at the time the election under Section 6226 of the Code is made. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably requested by the General Partner in its capacity as Partnership Representative. For Partners that are not tax-exempt entities (as defined in Section 168(h)(2) of the Code) and subject to the General Partner's discretion to seek modifications of an imputed underpayment, this cooperation includes (i) filing amended tax returns, paying any additional tax (including interest, penalties and other additions to tax), and providing the General Partner with an affidavit swearing to those facts (all within the requisite time periods), and (ii) providing any other information requested by the General Partner in order to seek modifications of an imputed underpayment. For Partners that are tax-exempt entities (as defined in Section 168(h)(2) of the Code) and subject to the General Partner's discretion to seek modifications of an imputed underpayment, this cooperation includes, providing the General Partner with information necessary to establish the Partner's tax-exempt status.

(b) Each Partner agrees that notice of or updates regarding tax controversies shall be deemed conclusively to have been given or made by the General Partner if the Partnership has either (i) filed the information for which notice is required with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such information is publicly available on such system or (ii) made the information for which notice is required available on any publicly available website maintained by the Partnership, whether or not such Partner remains a Partner in the Partnership at the time such information is made publicly available. Notwithstanding anything herein to the contrary, nothing in this provision shall obligate the Partnership Representative to provide notice to the Partners other than as required by the Code.

(c) The General Partner may amend the provisions of this Agreement as it determines appropriate to satisfy any requirements, conditions, or guidelines set forth in any amendment to the provisions of Subchapter C of Chapter 63 of Subtitle F of the Code or the promulgation of regulations or publication of other administrative guidance thereunder.

Section 9.4 *Withholding and other Tax Payments by the Partnership*.

(a) The General Partner may treat taxes paid by the Partnership on behalf of, all or less than all of the Partners, either as a distribution of cash to such Partners or as a general expense of the Partnership, as determined appropriate under the circumstances by the General Partner.

(b) Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income or from a distribution to any Partner (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 or Section 12.4(c) in the amount of such withholding from such Partner.

(c) If the Partnership pays an imputed underpayment under Section 6225 of the Code, the General Partner may require that Partners of the Partnership in the year to which the underpayment relates indemnify the Partnership for their allocable share of that underpayment (including interest, penalties and other additions to tax). This indemnification obligation shall not apply to a Partner to the extent that: (i) the Partnership received a modification of the imputed underpayment under Section 6225(c)(2) of the Code due to the Partner's filing of amended tax returns, and payment of any resulting tax (including interest, penalties and other additions to tax), (ii) the Partner is a tax-exempt entity (as defined in Section 168(h)(2) of the Code) and either the Partnership received a modification of the imputed underpayment under Section 6225(c)(3) of the Code because of such Partner's status as a tax-exempt entity or the Partnership did not make a good faith effort to obtain a modification of the imputed underpayment due to such Partner's status as a tax-exempt entity, or (iii) the Partnership received a modification of the imputed underpayment under Section 6225(c)(4)-(6) of the Code as a result of other information that was either provided by the Partner or otherwise available to the Partnership with respect to the Partner. This indemnification obligation imposed on Partners, including former Partners, applies irrespective of whether such Persons are Partners of the Partnership at the time the Partnership pays the imputed underpayment.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1 *Admission of Limited Partners*.

(a) By acceptance of the transfer of any Limited Partner Interests in accordance with Article IV or the acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger or consolidation or conversion pursuant to Article XIV, and except as provided in Section 4.8, each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when any such transfer or issuance is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred or issued, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) represents that the transferee or other recipient has the capacity, power and authority to enter into this Agreement and (iv) makes the consents, acknowledgements and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner or Record Holder of a Limited Partner Interest without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest and until such Person is reflected in the books and records of the Partnership as the Record Holder of such Limited Partner Interest. The rights and obligations of a Person who is a Non-Eligible Holder shall be determined in accordance with Section 4.8.

(b) The name and mailing address of each Record Holder shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable).

(c) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(a).

Section 10.2 *Admission of Successor General Partner*. A successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, *provided*, *however*, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.3 *Amendment of Agreement and Certificate of Limited Partnership*. To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership.

APPENDIX C—GLOSSARY OF TERMS

Barrel: One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to crude oil or other liquid hydrocarbons.

bbl: Barrel.

BSEE: Bureau of Safety and Environmental Enforcement.

Capacity: A pipeline's individual or aggregate capacity, as used in this prospectus, is intended as the capacity for the primary purpose of the pipeline based on our experience and/or calculations. For crude pipeline systems, this is typically the delivery capacity to the final destination (even if the system has segments with differing capacity). For product pipeline systems, this is typically the capacity to transport to one or where appropriate a number of delivery points along the pipeline. Furthermore, note that the capacity of a pipeline can change based on the mix of commodities shipped, the physical characteristics of those commodities, the destination of the commodity, and the operating scenario. Therefore, the capacity stated in this prospectus is subject to change based on future physical modifications, commodity changes, or changes in operating scenarios.

Common carrier pipeline: A pipeline engaged in the transportation of crude oil, refined products or natural gas liquids as a common carrier for hire.

Crude oil: A mixture of raw hydrocarbons that exists in liquid phase in underground reservoirs.

Current market price: For any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.

Diluent: A light hydrocarbon mixture which, when blended with heavy crude petroleum, reduces the viscosity of crude to make it more efficient to transport by pipeline.

DOI: Department of the Interior.

DOT: Department of Transportation.

EPAct: Energy Policy Act of 1992.

Expansion capital expenditures: Expansion capital expenditures is a defined term under our partnership agreement. Expansion capital expenditures are cash expenditures (including transaction expenses) for capital improvements. Expansion capital expenditures do not include maintenance capital expenditures or investment capital expenditures. Expansion capital expenditures do include interest payments (including periodic net payments under related interest rate swap agreements) and related fees paid during the construction period on construction debt. Where cash expenditures are made in part for expansion capital expenditures and in part for other purposes, the general partner determines the allocation between the amounts paid for each.

FERC: Federal Energy Regulatory Commission.

Fixed loss allowance or FLA: An allowance for volume losses due to measurement difference set forth in crude oil product transportation agreements, including long-term transportation agreements and tariffs for crude oil shipments.

GAAP: United States generally accepted accounting principles.

HCAs: High Consequence Areas.

BP Midstream Partners LP

42,500,000 Common Units

Representing Limited Partner Interests

 BP Midstream Partners LP

PRELIMINARY PROSPECTUS

, 2017

Book-Running Managers

Citigroup
Goldman Sachs & Co. LLC
Morgan Stanley
Barclays
Credit Suisse
J.P. Morgan
UBS Investment Bank

Co-Managers

BofA Merrill Lynch
Deutsche Bank Securities
Mizuho Securities
MUFG
BNP PARIBAS
Credit Agricole CIB
SOCIETE GENERALE

Until   , 2017 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the New York Stock Exchange listing fee the amounts set forth below are estimates.

SEC registration fee	$ 126,924
FINRA filing fee	$ 147,125
Printing and engraving expenses	$ 600,000
Fees and expenses of legal counsel	$ 1,600,000
Accounting fees and expenses	$ 5,000,000
Transfer agent and registrar fees	$ 3,526
New York Stock Exchange listing fee	$ 245,500
Miscellaneous	$ 494,245
Total	$ 8,217,320

ITEM 14. INDEMNIFICATION OF OFFICERS AND MEMBERS OF OUR BOARD OF DIRECTORS.

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. The section of the prospectus entitled "Our Partnership Agreement—Indemnification" discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference.

Our general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of BP Holdco and our general partner, their officers and directors, and any person who controls BP Holdco and our general partner, including indemnification for liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

On May 22, 2017, in connection with the formation of BP Midstream Partners LP, we issued (i) the non-economic general partner interest in us to BP Midstream Partners GP LLC and (ii) the 100.0% limited partner interest in us to BP Holdco for $100.00. The issuance was exempt from registration under Section 4(a)(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

In connection with the formation transactions set forth in "Summary—Formation Transactions," we will issue 9,875,535 common units and 52,375,535 subordinated units, representing an aggregate 59.4% limited partner interest in us, to BP Holdco. The number of common units to be issued to BP Holdco includes 6,375,000 common units that will be issued at the expiration of the underwriters' option to purchase additional common units, assuming that the underwriters do not exercise the option.